Technical Report

on the

Kupol Project

Chukotka, A. O.
Russian Federation

Report for NI 43-101

By

Tom Garagan, P. Geo.

Vancouver, Canada

31 March 2005

Kupol Project

Certificate of Author

I, Tom Garagan, P. Geo., do hereby certify that:

•	I am Vice President of Exploration for Bema Gold Corporation, Suite 3100, Three Bentall Center, 595 Burrard Street, PO Box 49143, Vancouver, British Columbia, Canada.

•	I graduated with a Bachelor of Science (Honours) degree in Geological Sciences from the University of Ottawa in 1980.

•
I am a member of the Professional Association of Professional Engineers and Geoscientists of British Columbia, Association of Professional Engineers, Geologists and Geophysicists of Alberta and a Fellow of the Geological Association of Canada.

•
I have worked as a geologist for a total of 24 years since my graduation from university. I have been involved in gold exploration and mining in Canada, United States of America, Russia, South Africa, Ethiopia, Ghana, Chile, Argentina, Venezuela, and Mexico.

•
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43- 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43 -101.

•	I am responsible for supervising the writing of the technical report titled “Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101,” dated 31 March 2005.

•	I visited the property twice in 2001, for a total of twenty-five days in 2003 and for a total of twenty days in 2004 during the course of active exploration in the latter two years.

•	I have not had prior involvement with the property that is the subject of the technical report.

•
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

•	I am not independent of the issuer. Per section 5.3.2 of National Instrument 43-101 an independent qualified person was not required to write the technical report on the Kupol Project.

•
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Technical Report for NI 43-101 Bema Gold Corporation

Kupol Project

Consent of Qualified Person

To: British Columbia Securities Commission and Toronto Stock Exchange

I, Tom Garagan do hereby consent to the filing of the technical report titled “Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101,” dated 31 March 2005, with the securities regulatory authorities referred to above.

Signed and dated this 31st day of March, 2005 at Vancouver, British Columbia.

Technical Report for NI 43-101 Bema Gold Corporation

Kupol Project

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Kupol Project

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Kupol Project

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Kupol Project

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Kupol Project

List of Figures

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Figure 18.2:	Kupol WAX versus ALS Chemex WAX - 2004	133
Figure 18.3:	Kupol WAX Compared to ALS Chemex WAX – 200	133
Figure 18.4:	Kupol CELLO versus ALS Chemex WAX – 2003	135
Figure 18.5:	Kupol CELLO Compared to ALS Chemex WAX – 2003	135

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See List of Tables

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List of Appendices

Appendix A: Drillhole Collar Listing - 2004
Appendix B: Trench and Channel Survey Points - 2004
Appendix C: Summary of Drillhole Results - 2004
Appendix D: Summary of Trench and Channel Sample Results - 2004
Appendix E: Kupol Rock Code and Logging Parameters
Appendix F: Procedures and Logging Forms
Appendix F1: Core Logging Procedures
Appendix F2: Bulk Density Measurement Procedure
Appendix F3: Surveying Procedure
Appendix F4: Drillhole Logging Form
Appendix F5: Drillhole Logging Cover Sheet
Appendix F6: Geotechnical Logging Form
Appendix F7: Point Load Test Form
Appendix F8: Sample Submittal Form
Appendix F9: Survey Certificate Template
Appendix G: Quality Control Reports
Appendix H: Downhole Survey Records: Known Problems
Appendix I1: Drillholes Not Used and Trench Data Analysis
Appendix I2: Au vs. Ag Plot with Correlation
Appendix I3: Composite Length vs. Grade
Appendix I4: Au and Ag Vein Composite Boxplots by SS Content
Appendix I5: Alteration Model Description
Appendix I6: Grade Estimation Parameters
Appendix I7: Risk-Adjusted Capping Methodology
Appendix I8: Model Checks

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Kupol Project

1.0           Summary

The Technical Report for the Kupol Project was prepared as a requirement of the British Columbia Securities Commission and NI 43-101. Tom Garagan, P. Geo, Vice President of Exploration for Bema Gold Corporation, served as the Qualified Person, as defined under NI 43-101, responsible for the preparation of the Technical Report as defined in NI-43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1, Technical Report.

The Kupol Property is located 220 kilometers from the town of Bilibino in the Chukotka Autonomous Okrug of the Far East Region of the Russian Federation. The Kupol Property is comprised of a 1766.73 hectare license area. Bema Gold Corporation is earning a 75% interest in the property from the Government of Chukotka, A.O., through a combination of cash payments and work commitments. As at 31 December 2004, Bema Gold Corporation has earned a 40% interest.

The Kupol Property is situated in the Cretaceous Okhotsk-Chukotka volcanogenic belt. The property is underlain by a bimodal sequence of shallow dipping andesite and basaltic-andesite flows and pyroclastic units, rhyolite dykes and flow dome complexes. Mineralization is hosted in a north-south trending dilatant splay off a large regional fault structure of similar orientation. The Kupol deposit consists of one or more polyphase quartz-adularia quartz veins of an epithermal low sulphidation character that are sporadically cut by rhyolite dykes. Gold and silver mineralization is associated with sulphosalt-rich bands and pods within brecciated colloform banded veins

The deposit has been divided into six contiguous zones: South Extension, South, Big Bend, Central, North, and North Extension. Mineralization has been defined within these zones over a strike length of 3.6 kilometers. The Big Bend zone shows the highest grade and most continuous mineralization.

In 2004, 309 drillholes totaling 52,828.5 meters were drilled for the purpose of exploration, infill, and definition. The drilling was conducted over the entire strike length of the mineralized system to a maximum depth of 565 meters below surface. Two trenches totaling 223.53 meters were mapped and sampled. The Kupol vein was exposed and mapped in three areas, and eighty-seven strips totaling 698.89 meters were channel sampled.

The 2004 program incorporated a systematic quality control program for analytical data that included the regular insertion of reference standard, blanks, and duplicate samples. All samples were analyzed at on on-site independently operated laboratory and check samples were sent to two Canadian laboratories. The quality control data was audited by B. Smee of Smee and Associates Ltd who found that the analytical results produced at the on-site laboratory are of a quality that meets or exceeds the requirements of NI 43-101. The results from the check laboratories confirm the results of the on-site laboratory.

The 2004 drilling program was successful in confirming and improving upon known mineralization. In the North Zone multiple veins were confirmed, new veins were identified and the deeper mineralization at the north end was extended 350 meters to the north. New high-grade veins were discovered in the South and Central zones. In the Big Bend Zone, drilling continued to prove the continuity of high-grade mineralization. Mineralization remains open to the south and at depth and along strike in the north. Several parallel structures are untested.

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Kupol Project

On 22 March 2005, Bema Gold Corporation released the updated mineral resource estimate for the Kupol gold and silver project. The infill drilling in 2004 has resulted in a 230% increase in contained gold ounces and a 273% increase in contained silver ounces in the Indicated category over the 2003 resource estimate, published in February 2004. The new indicated and inferred resource estimates are tabulated below.

Indicated Resource: Undiluted Risk-Adjusted, Vein, Above 6 g/t Gold Cutoff
	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x1000)	Contained Metal Silver Troy Ounces (x1000)
Big Bend	2,208	29.1	358.6	2,064	25,454
All Kupol Vein*	6,403	20.3	257.0	4,184	52,911

Inferred Resource : Undiluted Risk-Adjusted, Vein, Above 6 g/t Gold Cutoff
	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x1000)	Contained Metal – Silver Troy Ounces (x1000)
Big Bend	532	12.4	188.6	212	3,226
All Kupol Vein*	4,090	12.4	171.4	1,637	22,539
*includes Big Bend

A feasibility study, currently in progress, will be completed in May 2005. A 45,000 meter exploration and infill drilling program, additional trenching, and continued exposing and sampling of the vein system are scheduled for 2005.

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Kupol Project

2.0           Introduction and Terms of Reference

Bema Gold Corporation is required by the British Columbia Securities Commission to prepare a technical report on the Kupol Project in conjunction with the 22 March 2004 press release that reported a significant increase in contained gold and silver ounces in the indicated category of the updated mineral resource estimate. Per section 5.3.2 of National Instrument (NI 43-101), Bema Gold Corporation, as a producing mining company, was not required to commission an independent Qualified Person to write the technical report.

Tom Garagan, P. Geo, Vice President of Exploration for Bema Gold Corporation, served as the Qualified Person, as defined under NI 43-101, responsible for the preparation of the Technical Report as defined in NI-43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1, Technical Report. Tom Garagan was directly involved in the supervision of the Kupol Project through numerous visits to site during 2004 and through reviews of the geological data.

The following people worked on the project and/or provided content for this report: Vivian Park, P. Geo., Database Manager; Hugh MacKinnon, P. Geo., Project Manager; Susan Meister, Geostatistician; Peter Fischl, P. Geo., Geologist; Vern Shein, Senior Geologist; Tyler McKinnon, Modeler; Abolfazl Ghayemghamian, Modeler; John Rajala, Metallurgist; and Bill Lytle, Environmental and Permitting Manager.

The property was the subject of a Technical Report by Tom Garagan, P. Geo., and Hugh MacKinnon, P. Geo., November 2003 and a Technical Report - Preliminary Economic Summary (PES Report) by Tom Garagan on 19 May 2004. Both reports are available to the public on SEDAR. This report references the PES Report in Section 16.0 and Section 17.0, as per the provisions of Form 43-101F1.

The intention of this report is to summarize the results and findings of the 2004 exploration program and to present the quality control programs that were implemented to ensure the integrity of all information reported. This report does not address and engineering, development or construction that was completed in 2004.

The Kupol project is the subject of a feasibility study that will be completed in May 2005.

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3.0           Disclaimer

This Technical Report includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results predicted by this Technical Report will be realized.

This Technical also speculates on the impact of exploration success on the project economics. This speculation is intended to provide direction for future exploration. Bema Gold Corporation has developed a geological model for the property upon which it is reasonable to anticipate exploration success, but this report is not intended to endorse the certainty of that success.

This Technical Report documents the qualifications and assumptions made by the qualified person.

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Kupol Project

4.0           Property Description and Location

The Kupol Project is situated in the northwest part of the Anadyr foothills on the boundary of the Anadyr and Bilibino districts in the Chukotka Autonomous Okrug in the Far Eastern Region of the Russian Federation (Figure 4.1) . The geographic coordinates for the property are 66o 47’ 00’’ North, 169o 33’ 00 East.

The property and is contained within a 3.3 kilometer by 5.3 kilometer (1766.73 hectare) north-south oriented license area (Figure 4.2) .

The geographic coordinates of the Kupol License are:
Southwest Corner	169 ° 31 ’ 21 ”E, 66 ° 45 ’ 48 ”N
Nothwest Corner	169 ° 31 ’ 21 ”E, 66 ° 48 ’ 39 ”N
Northeast Corner	169 ° 35 ’ 49 ”E, 66 ° 48 ’ 39 ”N
Southeast Corner	169 ° 35 ’ 52 ”E, 66 ° 45 ’ 48 ”N

4.1           Title and Ownership

On December 18, 2002, Bema Gold Corporation (The Company) announced that it had completed the terms of a definitive agreement with the Government of Chukotka to acquire up to a 75% interest (through a wholly owned Bema subsidiary, Kupol Ventures Limited) in the Kupol gold and silver project based on the following terms:

•	An initial 20% interest by paying $8 million cash (paid in December 2002) and expending a minimum of $5 million (expended) on exploration on the Kupol property by December, 2003
•	A further 10% interest by paying $12.5 million in cash by December 31, 2003 (paid);
•	An additional 10% interest by paying $10 million in cash (paid December 2004) and expending an additional $5 million (expended) on exploration by December, 2004
•
A final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for  75% of the gold identified in the proven and probable reserve categories in the feasibility study  within ninety days of the completion of the feasibility study

Upon commencement of mine construction, the Company must pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study.

To date the Company has earned a 40% interest in the Kupol project.

The Company also entered into a finder’s fee agreement with an arm’s length third party pursuant to which it will pay a finder’s fee, in the aggregated amount of up to $1.35 million, in cash or shares at the Company’s election, of which $550,000 has been paid by the issuance of 221, 2035 common shares of the Company to date.

The Exploration and Production License (AHД 11305 БE, and former License AHД 00746), along with other relevant licenses and documentation for the Kupol deposit were issued by Ministry on Natural Resources and the Administration of the Chukotka Autonomous Okrug to the Closed Joint

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Kupol Project

Stock Company Chukotka Mining and Geological Company (CMGC) on October 4, 2002. CMGC was set up as a wholly owned subsidiary of Chukotka Unitary Enterprise (CUE).

4.2           Permitting and Environmental

The Exploration and Production License (AHД 11305 БE, and former License AHД 00746), along with other relevant licenses and documentation for the Kupol deposit were issued by Ministry on Natural Resources and the Administration of the Chukotka Autonomous Okrug to the Closed Joint Stock Company Chukotka Mining and Geological Company (CMGC) on October 4, 2002. CMGC was set up as a wholly owned subsidiary of Chukotka Unitary Enterprise (CUE).

The 2004 exploration program was fully permitted in accordance with Russian requirements. Permitting for in progress for exploration and development work proposed in 2005.

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Kupol Project

Figure 4.1: Kupol Location Map

Kupol Project Location Map

KUPOL DEPOSIT
Bilibino
JULIETTA MINE
Anadyr
RUSSIA
Magadan
Anchorage
CANADA
Moscow
Vancouver
U.S.A.
CHINA

Draw by : S. Tremblay Nov. 2003

Figure 4.1

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Kupol Project

Figure 4.2: Kupol License Area

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Kupol Project

5.0           Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.1           Accessibility

The Kupol deposit is located in the Northwest part of the Anadyr foothills on the boundary between the Anadyr and Bilibino Regions in the Chukotka Autonomous Okrug.

The total distance between Bilibino and the Kupol property is 298 kilometers. The site is connected to Bilibino via a network of roads that is passable between the mid-December and mid-April. A paved road travels thirty-five kilometers from Bilibino south to Keperveem. From Keperveem, a government-maintained winter road travels 140 kilometers along the Anui River to Ilerney. From Ilerney, the winter road travels 160 kilometers southeast to the site. Russian tank vehicles can access the property along these roads from mid-summer to fall along these roads.

During spring thaw and summer, the area is only accessible by helicopter; a 1.5 hour flight from Bilibino and Keperveem or a three hour flight from Anadyr. Keperveem is serviced by a gravel airstrip capable of handling IL76 aircraft. Anadyr is serviced by an all-season paved airstrip.

The main access road from port facilities are from Pevek, through Bilibino to the Kupol site. The towns of Pevek and Bilibino are connected with a winter road (325 kilometers) and an all-season road (575 kilometers). The winter road follows the contour of Chaunskii Bay and then travels in a more or less straight line southwest to Bilibino. It is passable between the mid-December and the mid-April. The summer road is a gravel road that can be used all year long. The road does not have any bridges, despite having to cross several rivers.

5.2           Climate

The climate at the Kupol property is defined by its geographical location at the northeastern extremity of Eurasia where it is influenced by two oceans and the vast continental mass of Yakutia. Atmospheric conditions include complex circulation patterns that vary considerably over both the warm and cold times of the year. The climate of the region around the Kupol site belongs to the continental climatic region of the subarctic climate belt with extremely severe weather consisting of long and cold winters (8-8.5 months), overcast weather, and short summer periods (2.5 months).

The average annual temperature at the Kupol site is-13°C, ranging from -58°C to 33°C. The total amount of precipitation does not exceed 277 mm. There are less than fifty days with an average daily temperature above 0°C; the first positive temperatures occur in early June and the first negative temperatures occur in early September.

Snow cover appears in the mountainous regions in the middle of September and achieves a maximum depth in March. The average depth of snow cover is 38-45 cm. The duration of a stable snow cover is approximately 237 days. Because of the wind blowing, the valleys are filled with snowdrifts and the tops of the mountains and steeps slows are blown bare.

Wind patterns for the region around the Kupol site are defined primarily by the trade winds that are characterized by atmospheric circulation.

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Kupol Project

5.3           Infrastructure

The camp at the Kupol site is equipped to handle 200 people. The majority of buildings are all-weather tents or structures constructed from containers. Such structures include office, residential and recreational tents, dining, laundering and ablutions tents, a laboratory, warehouse and residential complex constructed from containers, and a mechanical shop constructed around an existing mill structure. The camp is connected to the main deposit area by a dirt road. Temporary access roads link the work sites.

5.4           Local Resources

The land surrounding the Kupol site currently is within the land used by the Lamutskoye agricultural community for reindeer herding and supporting traditional indigenous activities for hunting and gathering. The land is owned and administered by the municipality of Anadyr, region of the Chukotka Autonomous Okrug.

The overall region is sparsely populated, with approximately 65,000 inhabitants. Of this population, approximately one half of the people live in the two districts where the Kupol deposit is located (Bilibinskii and Anadyrskii). The overall population of the region has suffered a severe decline of more than 50% in the last fifteen years.

Overall, the Chukotka Autonomous Okrug ranks near the bottom in Russia for total industrial output. The economy is focused on mining and is rich in natural resources represented by deposits of tin, mercury, gold, coal, natural gas, and building materials. Other major industries within the region include a nuclear power plant, animal husbandry (reindeer herding), and transportation/shipping.

There are no railways or highways in Chukotka. Major seaports include Anadyr and Pevek. Airports can be found in Anadyr, Bilibino, and Pevek.

5.5           Physiography

The Kupol Property is situated on a height of land adjacent to the divide between the Arctic Ocean and Bering Sea drainages. The Straichnaya River drains north to the Anui River and the Kaiemveem-Sredniy-Kaiemraveem River drains into the Mechkereva River to the south. Topography is moderate, characterized by low rolling hills and occasional flat midland areas. The Kaiemveem River bisects the eastern portion of the property. The elevation ranges from 755 meters in the northwest to 450 meters in the southeast

Permafrost is distributed throughout the property area. Depending on geomorphology, the thickness of permafrost layer ranges from surface to a depth 200 to 320 meters and reaches its maximum depth under riverbeds.

The property is located approximately forty kilometers north of the tree line and is covered with tundra, rock outcrop and felsenmeer. The vegetation is limited to lichen, grass and arctic shrubs and flowers.

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6.0           History

Quartz veins were originally located in the Kupol area in 1966 during a Soviet government 1:200,000 regional mapping program. The main Kupol deposit was discovered by the Bilibino-based, state-funded Anyusk Geological Expedition (the Expedition) in 1995. Gold, silver, arsenic, and antimony anomalies were identified through a 1:200,000 stream sediment geochemical sampling program. During 1996 and 1997, the Expedition completed the following work: mapping; prospecting; magnetic and resistivity surveys; and, lithogeochemical and soil surveys.

During 1998, two drillholes were drilled and four trenches were excavated. In 1999, Metall, a Chukotka-based, Russian mining cartel acquired the rights to the deposit and contracted Anyusk Geological Expedition to conduct the exploration work. From 1999 through 2001, an additional thirty-one trenches and twenty-four drillholes were completed. In 2000 and 2001, 450 meters of the central portion of the vein system was stripped, mapped and channel sampled in detail. By the end of 2001, the work completed included 3,004 meters of drilling in twenty-six drillholes, 5,034.1 meters of trenching and 3,110.8 meters of channel sampling had been completed. Additionally, the majority of the license area was surveyed and a frame for a small mill was constructed.

Based on this work, a Russian C1+C2 Reserve of 780,000 tonnes containing 835,000 ounces of gold and 9,350,000 ounces of silver at an average grade of 33.3 gpt gold and 372.8 gpt silver was reported by Anyusk Geological Expedition. This ‘reserve’ was prepared in accordance with Russian requirements that do not comply with NI 43-101. Only the results from the work conducted within the stripped area was used for the estimation.

In 2001, two metallurgical samples (145 kg and 1.7 tonnes) were collected and preliminary petrographic and metallurgical testing was conducted by the IRGIRIDMET laboratory in Irkutsk, Russia (Panchenko and Kogan, 2000). Preliminary testing results indicated recoveries of 97.45% for gold and 90.7% for silver based on a 24-hour cyanide leach of gravity concentrate.

In 2002, Metall’s license was revoked due to nonpayment of contractors and incompletion of the reporting required under the license. As a result, there was no exploration activity in 2002. In December 2002, Bema Gold Corporation entered into an agreement to acquire up to 75% of the property.

In 2003, 166 drillholes totaling 22,257.69 meters were drilled. Fifteen trenches were excavated, but only six, totaling 805.22 meters were mapped and sampled. Additional work included metallurgical sampling, a site survey, hydrological and baseline environmental studies.

In 2004, exploration activities included trenching (two trenches for 225.53 meters) and exploration, infill, geotechnical and condemnation drilling (309 drillholes for 52,828.50 meters) over the entire 3.6 strike length of the deposit. The vein system was stripped, mapped and channel sampled (eighty-seven channels for 698.89 meters) in three separate areas. Other activities included metallurgical sampling, reconnaissance mapping, and prospecting. These activities are detailed in Sections 10.0, 11.0 and 16.0 of this report.

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Kupol Project

7.0           Geological Setting

7.1           Regional Geology

The Kupol deposit is located in the 3000-km long Cretaceous Okhotsk-Chukotka volcanogenic belt (Figure 7.1) . This belt is interpreted to be an Andean volcanic arc type tectonic setting, with the Mesozoic Anui sedimentary fold belt in a back-arc setting to the northwest of the Kupol region. Russian 1:200,000 scale mapping indicates that the Kupol deposit area is centered within a ten-kilometer wide caldera, along the western margins of the 100-kilometre wide Mechkerevskaya volcano-tectonic ‘depression’, an Upper Cretaceous bimodal nested volcanic complex. The volcanic succession in the area is 1300 meters thick and is comprised of a lower sequence of felsic tuffs and ignimbrites, a middle sequence of andesitic to basaltic-andesitic flows and fragmentals capped by felsic tuffs and flows. These sequences are cut and discordantly overlain by basalts of reported Paleogenic age. The volcanic rocks unconformably overlie and intrude folded Jurassic sediments.

Mineralization is associated with a north-south trending splay (the Kupol structure1) off a regional fault (Kaiemraveem fault) of similar orientation. The Kaiemraveem structure terminates 25 kilometers to the north at the Maly Anui River fault. The Maly Anui is interpreted as a major east-west trending strike slip structure.

The magnitude of displacement along the Kupol structure is unknown but the direction is inferred to be normal-right lateral due to fault geometry. Russian interpretation suggests that the Kaiemraveem fault intersects a volcanic subsidence ring structure (Kovalevsky caldera) within the Kupol deposit area. The Kaiemraveem fault and Kupol structure are the locus for felsic dome and dyke intrusions.

7.2           Property Geology

The property is underlain by a bimodal suite of andesite fragmentals, feldspar-hornblende porphyry andesite, and basalt-andesite (trachytic andesite) flows that include minor basalt that dip shallowly eastward (Figure 7.2) . The andesitic volcanic units have been intruded by massive to weakly banded rhyolite dykes, rhyolite and dacite flow-dome complexes, and basalt dykes. Late intrusions of andesitic and basaltic compositions cut the earlier units and form prominent topographic features in the area, including the porphyritic andesite Kupol dome structure from which the property derives its name.

A more detailed description of lithology is provided in the following sections.

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Figure 7.1: Regional Geology

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Figure 7.2: Property Geology

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7.2.1         Lithology

The main lithologies of the Kupol deposit are described below. The rock code used for geological logging at Kupol is provided as Appendix E.

7.2.1.1      Intermediate and Mafic Volcanic Rocks

Rocks of andesitic composition have been divided into two principal groups based on textures:
•	flows
•	fragmentals/pyroclastics

Each group is further subdivided based on composition and or texture. Each of these subdivisions is described below.

Porphyritic Andesite Flows
There are two principal types of porphyritic andesite flows present on the property: a feldspar phyric (crowded porphyry) unit and a porphyritic andesite unit. The feldspar phyric unit outcrops predominantly to the west of the Kupol vein and was originally mapped by Russian geologists as an intrusive porphyritic diorite. It is believed that it represents a thick flow unit or sub-volcanic sill. It is distinguished from the porphyritic andesite units by a higher percentage (40-60%) of 1-4 mm euhedral feldspar phenocrysts, the presence of clinopyroxene and biotite and weak magnetism.

The units are laterally continuous and massive. The two units were not logged as separate units. The andesite is characterized by a grey-green fine-grained to aphanitic matrix that is weakly to moderately sericite-chlorite-carbonate +/- clay altered. This unit is likely the altered equivalent of trachytic andesite (basalt-andesite). The presence of minor fragments led to some misinterpretation of the flows as pyroclastic units; therefore, any feldspar phyric volcanic with greater than 1% fragments is classified as a pyroclastic.

Amygdaloidal Andesite Flows
Amygdaloidal andesite flows occur as units with one to fifteen meters thickness within the Big Bend, Central, and North zones. They have similar character as the andesite described above, and contain 5-20% of 1 to 4 mm amygdules that are commonly filled with calcite or chlorite. They are likely either discontinuous or not easily distinguished from the main andesite flow units. They were partially mislabeled by the Russians as volcano-sedimentary units, but petrography confirmed that the units are amygdaloidal andesite flows.

Basalt and Basaltic Dykes
Basalts exposed on the property are fine-grained, black to dark grey, massive and moderately to strongly magnetic. Two generations of basaltic units appear to be present in the deposit area. The older unit occurs as narrow dykes throughout the main deposit area and an irregular northeast trending stock or dyke encountered in drilling in the Big Bend area. This weakly carbonate and/or chlorite-clay altered unit cuts the veins and is in turn cut by rhyolite dykes and faults. As this unit is intrusive in nature it should more correctly be called a microdiorite. The younger unit occurs as flows that are exposed on the western valley slope above the Kaiemraveem Valley and in the deposit area over the North Extension zone. These units are not carbonate-altered and commonly contain 5-7% olivine.

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Trachytic Andesite (/Basalt-Andesite)
Trachytic andesites (basalt-andesite) have a higher colour index (depending on level of alteration) than the andesites, are weakly to strongly magnetic, and are composed of 40 to 50% plagioclase, 5 to 15% K-feldspar, 7 to 15% biotite and 2-4% orthopyroxene or hornblende and 5-10% clinopyroxene. The trachytic andesites are most prevalent in the northern portion of the deposit. The trachytic andesites to the north are intercalated with andesite fragmental units. Petrography indicates that some of these units are amygdaloidal.

Pyroclastics
The andesitic pyroclastic or fragmental units have been sub-divided into the following units based on the dominant textural character within a horizon:

•	Ash tuff (grain/fragment size <2 mm) + Lapilli tuff (fragment size 2-64 mm)
•	Volcanic containing >1% clasts in a feldspar phyric matrix (clasts < 64mm)
•	Agglomerate tuff (grain/fragment size >64 mm)

In 2003, lapilli tuff was logged separately from ash tuff. In 2004, due to difficulties differentiating flows from tuffs, the unit formerly used to apply to lapilli tuff was reassigned to represent a rock that is transitional between a fragmental and an andesite flow and now encompasses any volcanic containing fragments set in a feldspar phyric matrix. Lapilli and ash tuffs are now classified as one unit.

These units occur as intercalated, continuous to discontinuous layers or horizons. Some of the more continuous and distinctive tuffaceous horizons, in particular ash tuff horizons, are useful for correlation purposes. One variably hematitic and commonly clay altered ash tuff bed, referred to as the Main Marker unit has been traced northward for 2.3 kilometers, between 90300N and 92600N; this unit varies from five to twenty meters thick (locally to 30m). It is overlain by flows and underlain by coarse pyroclastics. The lapilli and agglomerate tuffs are commonly comprised of fragments of porphyritic andesite. No large bombs were identified to suggest that the drill area is directly adjacent to a vent. However, the prevalence of lapilli and agglomerate tuffs in the drill area suggest that the deposit is close to a volcanic center.

Petrographic and field studies suggest that there are lensoidal layers of epiclastic rocks up to thirty meters thick within the volcanic sequence. These units display coarse to fine stratification, and along with the tuffaceous horizons may be used as local marker units.

Welded tuff and ignimbritic units were observed in drill core at the far north end of the deposit and in at the mill site. Preliminary observations suggest that this unit may be correlated over a wide area and might be useful for structural studies.

7.2.1.2      Felsic Volcanic Units

The felsic volcanic rocks have been subdivided into two principal groups:

•	dome complex related lithologies
•	dykes and related contact lithologies

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Each group is further subdivided based on occurrence, texture, and composition. Each of these subdivisions is described below.

Rhyolite flows and pyroclastics
Larger rhyolitic to rhyodacitic bodies occur within the Kupol structure. These bodies are distinguished from the dykes by their size, heterogenic character, and apparent layering with fragmental beds. The composition of these units appears similar to the dykes. Mapping and drill intersections of these units suggest that the contacts are steep. These units are believed to be flow dome complexes and small eruptive centers.

Dacite (Undifferentiated dykes and pyroclastics)
Dacitic rocks are exposed as a single mass in the northeastern portion of the property, to the west of the Kaiemraveem River valley. Fragments of carbonized trees found in this unit indicate it is a flow or pyroclastic unit.

Polymictic Breccias
Polymictic breccias occur intimately with the rhyolite dykes throughout the deposit area. The breccia zones most commonly occur in the footwall of the dykes, transitional to host rocks. They are comprised of a mix of angular rhyolite, obsidian, quartz vein and andesite fragments in a dark, clay-rich felsic matrix. The breccias are irregular in outline (in some cases pipe-like and/or conformable with contacts) and are believed to represent explosive breccia bodies or breccia; in part reflecting interaction of the rhyolitic magma with groundwater.

Rhyolite to Rhyodacite Dykes
Rhyolite to rhyodacitic dykes transect and bisect the vein in a 100 to 200 meter wide north-northeast trending corridor in the Central, Big Bend and South zones, where they comprise 20-25% of lithologies. They have two main orientations:

•	North to north-northeast with steep east or subvertical dips, roughly paralleling the vein system
•	North-northeast with steep westerly dips, occurring as splays off the first set

Individual dykes reach widths of up to fifty meters.

Rhyolite dykes do not appear to displace the Kupol vein system and tuff marker horizons, suggesting that they are of dilational nature and only fill extensional structures. This recognition of their dilational nature has resulted in a change as to how veins are interpreted adjacent to dykes. Rather than correlating veins directly across dykes, the veins are now interpreted as linear features that parallel both sides of the dykes. Minor east side down displacement is indicated during dyke intrusion by a steep south plunging flow lineation and asymmetric pressure shadows on phenocrysts in flow banded dyke margins.

The most common felsic dyke is aphanitic, with a weakly to strongly flow-banded texture. The secondary type of felsic dyke is weakly porphyritic. The two types often occur together, with the flow banding adjacent to contacts and the porphyritic phase coring the dykes; this suggests that there is no genetic difference between these dykes. The dykes range in colour from buff, pastel, orange, and grey, to purple, depending on the oxidation state, and commonly are weakly clay, sericite, and/or pyrite altered. Petrography indicates that the dykes contain minor biotite and may be alkalic in composition.

Dyke margins commonly consist of soft, green devitrified glass, perlite or dark, glassy obsidian, and

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can be strongly clay altered over widths of up to five meters. Clay rich margins are principally present near surface suggesting that some of the alteration may be due to supergene weathering of margins.

Obsidian and Perlite
The margins of the dykes are commonly quenched with a 0.3 to 1.2 meter rind of black obsidian. The implication is that the dykes were emplaced into a cool volcanic pile. The obsidian rich zone commonly grades outward to spherulitic perlite and/or a green, smectite rich contact zone adjacent to the andesitic host rock. These zones likely represent areas of devitrified glass but also locally contain fault gouge and fault breccias that indicate tectonic activity (strain uptake) along these contacts.

7.2.2.         Structure

The main vein system (Kupol structure) strikes north-south and dips steeply to the east at 75° to 90°. It is a linear fissure structure that contains local dilational jogs, sinusoidal sways, and sigmoidal loop structures. The jogs often correspond to primary and second order dilational zones with resultant thickening of the veins and development of higher-grade shoots. The thickest portions of the vein, or local thickening, often occur at north-northwest and north trending left bends in the vein, defining sinistral jogs and resultant development of some of the second order steeply plunging ore shoots. Localization of the jogs may be a function of intersection of the vein structure with pre to syn-mineralization structures.

The occurrence of pre and syn-mineral faulting is also suggested by narrow (0.5 -10 cm) zones of silicified foliated cataclastites that parallel the Kupol vein within ten meters of it; these may be silicified fault gouges.

A set of steep syn- to post-mineralization northeast faults (015 to 030), commonly occupied by rhyolite dykes, do not appear to offset the vein structure. Several of these faults can be traced on satellite imagery for upwards of twenty kilometers.

Post-mineral faulting consists of discontinuous zones of clay gouge and cataclastic breccias along the length of the vein structure. These zones are up to one meter wide internal to the vein and 0.1 to 0.5 meters wide along the margins of portions of the vein.

Surface stripping of the vein has exposed such faults with three distinct orientations. The first group, with a west-northwest strike and steep southwest dip, mostly occurs in the Big Bend and South zones and exhibits minor (<1 m) sinistral, south-down displacement. The second group has a north-northeast strike and steep dip and displays minor (<3 m) dextral displacements that are localized along rhyolite dykes and cut the west-northwest striking faults.

The third group, with a north strike and a steep east dip, parallels the Kupol vein but sometimes obliquely cuts it. They tend to occur in zones of strongly broken ground, and as observed in the Big Bend zone, are discontinuous. There is a local thickening (up to fifteen meters) of these fault zones within the Central zone. Some fault gouge contains fragments of mineralized vein.

Several post-mineral faults with significant displacements have been identified. They are:

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Kupol Project

•
The Premola Fault (92250N) is comprised of several strands of clay gouge and breccia up to  fifteen meters thick that trend 300 degrees and dip vertically. This fault dextrally offsets the vein  at surface by forty meters.

•	The North Fault (92340N) trends east-west and dips vertically. This fault has been inferred due to displacement of the Main Marker unit and a twenty meter dextral shift of the vein.
•
A third fault (92600N - 92725N) strikes northeast and has a steep northwesterly dip. This fault  is inferred from the steep plunge of the top of the vein and a rapid northward thickening of a  sequence of strongly clay altered rocks. The down-drop along this fault is 100 to 150 meters.

•
A fourth fault (90700N) is steep, has a north-northwest orientation, a sinistral strike slip of eight  to fifteen meters and inferred north side up component of uncertain magnitude. It was identified  in the newly stripped areas of the South and Big Bend zones.

•
Several prominent subvertical, north-trending faults up to eight meters wide occur in the vein  hanging wall between 92250N and 92600N. The eastern most, situated sixty to ninety meters  east of the vein system displaces the Main Marker unit downward to the east by twenty to forty  meters.

The north-south oriented Sredniy-Kaiemraveem River valley to the south and the Stranichniya valley to the north are both inferred to reflect a major deep-seated regional structure. The Kupol structure is inferred to be a splay off this regional structure.

7.2.3         Alteration

Alteration associated with the Kupol structure shows up as a broad (up to 400-metre wide) zone of magnetite destruction ( 3500 nt anomaly) on the magnetic intensity map (Figure 7.3) . The bulk of the alteration appears to be associated with the structural hanging wall of the zone.

Clay alteration is often accompanied by pervasive and fracture filling calcium carbonate + disseminated pyrite. The pyroclastic units are typically more strongly altered than the flow units. To the north the clay alteration is particularly intense and is interpreted to be a steam heated alteration (advanced argillic) zone at the top of the Kupol hydrothermal system.

The clay-acid sulphate (jarosite-gypsum rich) alteration zone continues to the south; this is indicated by a broad zone of intense, sulphate-rich, pyritic, clay alteration. Clay type varies by location with kaolinite dominant to the north and at shallower levels, and illite-montmorillonite-smectite more prevalent in the Big Bend hanging wall. The rhyolite dykes are commonly weakly to moderately clay altered.

Weak to moderate propylitic alteration (chlorite-sericite-calcite+pyrite+epidote) occurs within 400 meters of the Kupol structure, particularly in the hanging wall to the vein. Epidote is rare, while calcite (carbonate alteration) is common. Iron carbonate (siderite) is present in limited amounts. Dolomite occurs within the vein and as a wall rock alteration locally in the northern portions of the deposit.

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Figure 7.3: Summary of Magnetic Intensity

1000
950
900
850
800
750
700
650
600
550
350
400
450
Kupol Main Veins
N
Magnetic Intensity Summary map
(Reversed Image)
0m
500m

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Alteration adjacent to the veins consists of silica, adularia and pervasive illite in the hanging wall and footwall volcanic units. In selected areas, the silicification extends up to forty meters from the vein. Near the surface, the silicification- adularization is commonly accompanied by a strong late supergene, sulphate-rich jarositic (yellow) colour anomaly.

There is a broad chloritic zone at depth within the North, Central and Big Bend areas of the deposit. Within this zone chlorite - pyrite + magnetite rich bands and clots are present within the banded quartz veins. There is an apparent replacement of original sulphosalt bands and sulphidic breccia matrices with chlorite-pyrite and a partial re-crystallization of the fine colloform and crustiform quartz bands.

Hematite is more abundant in the South zone and near the Premola Fault to the north, where it occurs as thin bands, clots and vug filling within the vein system and as fracture envelopes and as the matrix in breccias that cut the vein and wallrock. Hematite also occurs in pyroclastic units in the upper few meters of variably clay altered ash tuff and occasionally in the matrix of coarser fragmental units deeper down in the stratigraphy.

Rhyolite dyke margins are commonly altered to smectite + other clays over widths of up to five meters. Alteration along the margins is most intense near surface suggesting that some of the alteration may purely be due to supergene weathering processes.

7.2.4         Oxidation

Weak to moderate oxidation occurs near surface within and adjacent to the mineralized zones. Oxidation is transitional with limonite, goethite, hematite, and hydrous oxides present along fractures, as breccia infill or as rinds and weathered rims to sulphides and iron-rich minerals. The oxidation level outside the ore zone varies from 25- to 40-metres deep with local fracture controlled oxidation to 300 meters deep. The fracture-controlled oxidation within the ore zone extends to a maximum depth of 175 meters below the surface. No studies have been done in regards to any effects of near surface oxidation. However, as the oxidation is transitional and there is good correlation between surface trenching and undercut drillhole values, there is no surface (supergene) precious metal enrichment evident.

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8.0           Deposit Type

Based on geological setting, vein textures, mineralogy and alteration assemblages, the Kupol deposit can be classified as a low sulphidation fissure vein type epithermal deposit (Hedenquist, Arribas and Gonzalez-Urien Classification, 2000), or a quartz-adularia-sericite type epithermal deposit(Sillitoe Classification, 1993). The high level, low temperature, epithermal nature of the Kupol deposit is confirmed by Russian fluid inclusion studies that show homogenization temperatures for vein samples that range from 160° - 260°C (Vartanyan et al., 2001).

The full epithermal vein system is preserved in the northern portion of the deposit due to down dropping of the stratigraphy. An extensive steam heated argillic alteration zone is present over this area, reflecting the upper levels of alteration in the epithermal hydrothermal system within and above the boiling zone (Hedenquist and White, 2005). No sinters have been located to date.

A limited study of the silver-gold ratios and mineralogy indicates that there is no noticeable transition to base metal and or silver rich phases with depth. The silver-gold ratios remain relatively constant over 190 to 300 meters of vertical extent and support the view that the bottom of the system has not yet been reached. There is a slight increase in calcium carbonate in the veins and at depth in the Central and North zones.

Similarly, vein textures such as cyclic colloform and crustiform banding and open space filling exist at depth, suggesting that the deeper intersections are still above the boiling zone for the vein system. However, there is a distinct precious metal horizon at about the 350 meter elevation level now defined under the Big Bend zone. Fluid inclusion work will be conducted in 2005 as an aid in determining if stacked zones, such as seen in Mexican epithermal systems, are present in the deposit area.

The Kupol deposit has similarities to many large, low sulphidation epithermal deposits including Hishikari (Japan), Comstock Lode (Nevada, USA), Martha Hill Mine (Waihi District, New Zealand), Kubaka (Russia); El Penon (Chile), and Ken Snyder (Nevada, USA). The Comstock Lode and Martha Hill deposits were mined to a depth extent of approximately 800 meters and 600 meters, respectively. The Hishikari and Ken Snyder deposit are partially stratigraphically controlled, which limits the vertical extent of ore grade mineralization in those systems to approximately 200 meters. At Kupol, the mineralized zone appears to have a vertical extent of 300 to 375 meters. The silver-gold ratio at Hishikari, Martha Hill, and Kubaka is 1:1, while Ken Snyder is 10:1, Kupol 12:1, El Penon 19:1, and Comstock Lode 23:1. The majority of the mineralization discovered so far at Kupol is contained within one main fissure vein system, similar to the Comstock Lode and Ken Snyder deposits.

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Kupol Project

9.0           Mineralization

Gold and silver mineralization at Kupol is hosted by colloform to crustiform-banded quartz-adularia veins and polyphase breccias. For ease of logging the vein, the unit was divided by texture into the following units:

•
Massive vein is comprised of massive to sugary, very fine to fine-grained quartz. This coding  was also used for smaller, more massive veins in the footwall or hanging wall host rocks. This  unit often cores the colloform to crustiform-banded veins and contains fragments of the  sulphosalt rich colloform banded veins. Many of these units were a late low temperature, rich  carbonate phase that was subsequently recrystallized by quartz. Comb textured amethyst is a  relatively common component in the core of these veins.

•
Banded colloform and crustiform veins have well developed cyclic banding of quartz +  sulphides/sulphosalts with cryptocrystalline (chalcedonic) to fine grained quartz. Cockade and  lattice structures are common. Banded quartz, brecciated and healed by a lighter coloured  quartz phase is included in this unit; this was not included in 2003.

•
Vein Breccia is comprised of brecciated quartz vein, where the matrix is composed of rock  flour, sulphides, and/or vein fragments; this code was abandoned early in the 2004 program, but  occurrences of this code still exist in the database. Rocks with this description are now  represented by a fault code in conjunction with a vein code.

•
Quartz breccia is brecciated quartz vein with the matrix comprised of dark sulphide-rich (pyrite  with rare sulphosalts) quartz. This unit is principally a quartz-healed tectonic breccia. Prior to  2004, this unit referred to any quartz matrix.

•
Stockwork is stockwork-style vein mineralization contained either within the main vein or in the  hanging wall or footwall of the system. Stockwork refers to areas with multiple generations of  crosscutting veining, with the veinlets commonly <10 cm wide.

•
Stringer veining is similar to stockwork, but with sheeted, non-crosscutting veinlets. This unit  forms haloes up to fifty-five meters wide within and/or adjacent to the main vein system and may  contain veinlets or veins of colloform, crustiform, and breccia character. The stockwork and  stringer units require greater than 10% veining present in order for either of these codes to be  used as a primary lithology designator.

•
Wall rock breccia is breccia in which veins contain >25% wall rock fragments and/or puzzle  breccias of wall rock healed by quartz veins. The quartz infill commonly shows cockade,  crustiform to colloform textures. Sulphosalt concentrations are generally very low.

•
Yellow siliceous breccia is a brecciated vein and/or banded vein with fractures and rock flour  filled with jarosite + quartz that give the rock a distinctive yellow hue. Jarosite commonly makes  up 3 to 10% of the matrix. The unit was differentiated because it is common in the Big Bend  and Central zones. It occurs down to a maximum depth of approximately 250 meters.

A multitude of different vein textures and degrees of brecciation are present within vein intersections. However, for logging purposes, only the dominant lithologies in a vein or portion of a vein was coded and described.

Polyphase brecciation within the vein system is believed to be principally hydrothermal and phreatic, with only minor, later, tectonic brecciation. Tectonic breccia occurs as rock flour and minor gouge zones within or along the margins of the veins. As a generalization, there are low sulphide (<2% sulphides) and high sulphide (2-7% sulphides) veins and brecciated veins present in the system. The high sulphide veins carry the highest ‘bonanza’ grades.

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Later cycles of quartz, including amethyst, commonly occur as open space filling and often have cockscomb, cockade to dogstooth textures. Quartz pseudomorphing of bladed calcite is present throughout most of the deposit but is more prevalent in the north and near surface. Vuggy, drusy and frothy textures, representing a near surface environment, are present in the North Zone between the Premola and North faults.

The predominant gold and silver minerals are electrum, native gold, silver-rich tetrahedrite (freibergite), acanthite, and a variety of sulphosalts. Arsenic and antimony-rich end members of a variety of mineral groups are present reflecting different solution chemistry in the evolution of the deposit and/or zonation in the deposit. Minor selenium-bearing sulphosalts and naummannite are present. Coarse bladed stibnite was observed in only one location, trench K-53, in the South Extension zone. A list of minerals present in the Kupol deposit, based on Russian studies, is provided in Table 9.1.

Table 9.1: Deposit Minerals

Prevailing	Less Common	Rare
Ore Minerals
Pyrite	Arsenopyrite	Naumannite (Ag3 Se)
Marcasite	Galena	Se-Polybasite
Chalcopyrite	Tennantite (Cu 12 As4 S13 )	Se-Miargyrite
Sphalerite	Aguilarite (Ag4 SeS)	Se-Proustite
Electrum	Native Gold	Kustellite
Perceite (Ag, Cu)16 As2 S11	Se-Stephanite (Ag5 SbS4 )	Berthierite
Freibergite (Ag,Cu,Fe)12 (Sb,As)4 S13	Se-Pyrargyrite	Stibnite
Stephanite (Ag5 SbS4 )	Se-Acanthite	Utenbogardtite
Pyrargyrite (Aerosite) (Ag3 SbS3 )	Leucoxene	Fishesserite
Tetrahedrite Cu12 Sb4 S13	Proustite Ag3 AsS3	Chlorargyrite (Cerargyrite) AgCl
Liujiynite (Ag3 Au4 )S2
Acanthite Ag2 S		Mckinstreyite (AgCu)2S
Vein Minerals
Quartz	Hydromica	Kaolinite
Adularia	Sericite	Gypsum
	Chlorite	Albite
	Hematite	Natrolite
Pyrophyllite
Anhydrite
Supergene Minerals
Fe hydroxides (hydro-goethite, limonite)	Chalcanthite CuSO4 - 5H2 O	Anglesite
Acanthite Ag2 S	Brochantite Cu4 SO4 (OH)6	Bornite
Hematite	Chalcocite, incl. Jarlite	Scorodite
	Irregular Covellite (Jarrowite, Spionkopite)	Fe, Cu Antimonite Group
Polybasite
Covellite CuS

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9.1           Mineral Paragenesis

Russian studies indicate a varied sequence of mineral associations, as described below.

•	The initial phase: quartz-adularia with a pyrite and minor base metal component
•	The second phase: quartz-adularia-gold-silver sulphosalts (arsenic and antimony-rich phases)
•	The third phase: quartz-antimony-rich phases
•	The fourth phase: acid-sulphate
•	The fifth phase: oxidation

There is a metasomatic overprint at depth on the central portion of the deposit with a re-crystallization of the vein mineralogy to chlorite, pyrite and magnetite, and hematite.

As a generalization, gold occurs within or is rimmed by sulphosalts and free within the quartz. Given the two principal locations for the gold, there may be another generation of gold present - late, post-sulphosalt cycles.

The acid-sulphate phase is marked by jarosite, alunite, gypsum, acanthite, and covellite. Jarosite abundance in this phase partially reflects the growth of new minerals from the breakdown of adularia and sericite by late acidic solutions in the waning stages of the hydrothermal process.

Several generations of hematite are inferred to be present in the south of the deposit based on crosscutting relationships. The initial phase of hematite occurs with early, pre-precious metal, low sulphosalt quartz and the late, post-metal hematite as fracture and breccia infill of sulphosalt bearing quartz. Kupol complexes and associations, as determined in Russian studies, are presented in Table 9.2.

Table 9.2: Mineral Complexes and Associations

Complex	Association
HYPOGENE HYPOGENE
Pyrite-Adularia-Quartz (pre-productive)	Pyrite-Adularia-Quartz
Arsenopyrite-Pyrite-Adularia-Quartz (low productive) 260-185 °C	1. Arsenopyrite-Pyrite
2. Tennantite (Cu 12 As4 S13 )-Pyrite
3. Amethyst-Quartz
Gold-Stephanite-Pyrargyrite-Adularia-Quartz (basic productive) 265-240 °C , 220-200 °C, 180-160 °C	1. Gold-Pearceite (Ag, Cu)16 As2 S11 -Chalcopyrite
2. Gold-Freibergite ((Ag,Cu,Fe)12 (Sb,As)4 S13 )
3. - Stephanite (Ag5 SbS4 ) - Pyrargyrite (Ag3 SbS3 )
Gold-Aquilarite (Ag4 SeS) -Se Pyrargyrite
Stibnite-Marcasite-Quartz (post-productive) 240-220 °C	1. Pyrite-Marcasite
2. Berthierite (FeSb2 S4 ) – Stibnite
3. Gypsum-Anhydrite-Chlorite
ACID SULPHATE & SUPERGENE ACID SULPHATE & SUPERGENE
Acanthite-Jarosite	1. Acanthite (Ag2 S)-Covellite (CuS)
2. Acanthite-Jarosite (KFe3 (SO4 )2(OH)6 )
3. Alunite (KAl3 (SO4 )2 (OH)6 )
4. Gypsum
5. Iron Hydroxides

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10.0         Exploration

Exploration conducted before 2004 is discussed in Section 6.0, History. In summary, the vein system was defined by thirty-five trenches over a strike length of three kilometers and by geophysics, geochemistry, and mapping over a strike length of four kilometers. Trench spacing ranged from 200 meters along strike to the south to fifty meters in the Big Bend. The central portion of the vein system was stripped, mapped and channel sampled in detail. A soil geochemical survey that covered 7.8 square kilometers defined the deposit as a gold, silver, arsenic anomaly with localized areas of anomalous mercury, lead, zinc, and antimony. Magnetic and resistivity surveys were completed over a similar area with initial 100 by 20-metre grids followed by detailed 25-metre by 5-metre and 20-metre by 5-metre grids, respectively. This work defined the deposit as an area of magnetic low response and higher apparent resistivity. Twenty-six drillholes totaling 3,004 meters were drilled over a strike length of 450 meters to a maximum depth of 140 meters. In 2003, six more trenches were excavated, and 166 drillholes, for 22,257.69 meters were drilled over a strike length of 3.1 kilometers to a maximum depth of 250 meters. Table 10.1 summarizes the drilling, trenching and channel sampling.

Table 10.1: Summary of Work Prior to 2004
1998
Type of Work	Count	Meterage
Drilling	2	160.00
Trenching	4	700.00

1999
Type of Work	Count	Meterage
Stripping and Channel Sampling	12	416.50
Drilling	7	741.40
Trenching	1	120.00

2000
Type of Work	Count	Meterage
Stripping and Channel Sampling	80	2099.30
Drilling	12	1509.30
Trenching	13	2618.60

2001
Type of Work	Count	Meterage
Stripping and Channel Sampling	17	595.00
Drilling	5	593.30
Trenching	16	1595.50

2003
Type of Work	Count	Meterage
Drilling	166	22257.69
Trenching	6	805.22

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10.1         2004 Exploration

In 2004, the field season spanned from May through November. The work consisted of drilling, trenching, and the stripping and channel sampling of the Kupol vein. This work is further discussed below and in Section 11.0, Drilling. Table 10.2 summarizes the work completed in 2004.

A listing of drillhole collar locations is provided as Appendix A. A listing of trench and channel sample surveys is provided as Appendix B. A summary of significant results is provided as Appendix C.

Table 10.2: Summary of Work in 2004
2004
Type of Work	Number	Meterage
Stripping and Channel Sampling	87	698.89
Drilling	309	52828.50
Trenching	2	225.53

Additionally, sampling for metallurgical testing was completed. This work is further discussed in Section 16.0.

10.2         Trenching

Two trenches, for 225.53 meters were excavated in the South Extension zone. These trenches were cleaned and mapped; seventy-one samples were collected. Coarse-grained stibnite, the first occurrence of larger crystals documented in the deposit area, was observed in trench K-53. Significant results are presented in Table 10.3.

Table 10.3: Trench Results
Trench ID	From	To	Width	Au gpt	Ag gpt	Ag:Au
K-53	26.10	28.60	2.50	2.53	59.53	23.5
	35.40	39.00	3.60	1.03	40.12	39.0
K-54	58.30	59.00	0.70	2.80	18.00	6.4

10.3         Stripping and Channel Sampling

In 2004, approximately 4,680 square meters of the Kupol vein mineralization was exposed, mapped, and sampled in sections of the North, Big Bend, and Central zones. Prior to 2003, large areas of the Big Bend and Central zones were stripped, mapped, and sampled in the same manner. The purpose of this work was to aid in calculating dilution and assessing grade continuity in conjunction with the very close-spaced drilling in the Big Bend and South zones.

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The areas were mechanically cleared of surface debris and were pressure washed using a Wajax pump. A five meter by five meter control grid was established by Russian surveyors over each area. The areas were mapped by Russian geologists at a scale of 1:50. The exposures were channel sampled along east-west lines at five to ten meters spacing. The start and end of each sample was surveyed.

A summary of the extents of this work is presented in Table 10.4.

Table 10.4: Summary of Stripping, Mapping and Channel Sampling

Zone	Area (m2)	Spacing (m)	Strike Length (m)	No of Lines	No of Channels	No of Samples
North	1415	10	60	7	8	195
Big Bend	2080	5 and 10	270	38	49	448
South	1185	5 and 10	100	19	30	328
Total	4680		430	64	87	971

In the North zone, due to freezing temperatures only the southern most twenty percent of the area was washed and sampled. This extended up to fifteen meters east of the vein system across a peripheral zone of sheeted and stockwork quartz veining.

A summary of the channel sample results is provided as Appendix B.

10.4         Drilling

The 2004 drilling program is discussed in section 11.0

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Kupol Project

11.0         Drilling

The drilling program was successful in confirming and improving upon known mineralization. In the North Zone multiple veins were confirmed, new veins were identified and the deeper mineralization at the north end was extended 350 meters to the north. New high-grade veins were discovered in the South and Central zones. In the Big Bend Zone, drilling continued to prove the continuity of high-grade mineralization. Mineralization remains open to the south and at depth and along strike in the north. Several parallel structures are untested.

In 2004, 309 drillholes were drilled for a total of 52,828.5 meters. The drillhole locations are shown on Figure 11.1.

The diamond drilling was conducted using two Longyear 38 drill rigs, three Longyear 44 drill rigs and two Russian CKB-4 drill rigs. The Longyear rigs drilled HQ and NQ diameter core; the Russian rigs drilled NQ diameter core.

Core recovery varies by location. Recoveries in the mineralized zones range from 3% to 100%; the average is 96.3% . Drilling muds and polymers were used extensively to enhance recoveries.

The property grid is a Russian local grid system; it replaces the Gauss Kruger (Pulkovo 42) datum used in 2003. Grid lines are oriented east-west, perpendicular to the average strike of the deposit.

The Kupol deposit is divided into six zones:

1.	South Extension Zone:	89525 N to 90075 N
2.	South Zone:	90075 N to 90700 N
3.	Big Bend Zone:	90700 N to 91275 N
4.	Central Zone:	91275 N to 92100 N
5.	North Zone:	92100 N to 92425 N
6.	North Extension Zone:	92425 N to 93150 N

The zones are contiguous and mineralization has been defined within the zones over 3.6 kilometers of strike. The geology and the results are summarized by zone in the following sections. A listing of drillhole collar locations is provided as Appendix A. A summary of significant results is provided as Appendix C.

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Kupol Project

Figure 11.1: Drillhole Location Plan

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Kupol Project

Figure 11.2: Composite Longitudinal Section

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Kupol Project

11.1         South Extension Zone: 89525N to 90075N

The South Extension zone extends from the Kaiemraveem River at section 88625N to 90075N. In 2004, six drillholes for 1,038.3 meters were drilled. The drill spacing ranged from 75 meters to greater than 200 meters along strike. The zone has been drilled to a maximum vertical depth of 200 meters. The drilling focused on testing down-dip and strike extensions to several higher-grade zones that were intersected in 2003.

Drilling, trenching, and mapping has defined three main veins with variable widths and grades that are spaced over a fifteen to thirty meter wide north trending corridor that is bounded to the east and in part to the west by several rhyolite dykes and flow dome complexes up to 150 meters wide. Significant grades have been intersected in all three veins; however, the ore shoots are not yet well defined. The vein is disrupted by the rhyolite dykes.

The South Extension zone is characterized by quartz vein material with distinct olive-green quartz and a hematite overprint. Veins are commonly brecciated, not as well banded and the quartz tends to be more sucrosic and/or massive than to the north. The sulphosalts are a bit finer-grained than in the Big Bend zone and, in general, there is more gypsum than in the vein systems observed to the north. There is no obvious zonation or strong base metal signature to suggest that the South Extension zone is distal to the main mineralization pathways. Silver to gold ratios vary from 7:1 to 30:1 with an average of approximately 12:1, similar to the rest of the Kupol deposit. A moderate to strong acid sulphate alteration zone is defined over the zone from the Kaiemraveem River, in the south, to the South zone.

11.2         South Zone: 90075N to 90700N

Fifty-six holes, totaling 7,197.8 meters were drilled in the South zone in 2004. The drill spacing ranged from 50 meters to greater than 100 meters along strike for most of the zone. Sixteen holes were drilled on four sections between 90640 and 90670N, spaced ten meters apart and to a vertical depth of 30 meters vertical depth. This work, in conjunction with the detailed channel sampling of the exposed vein, helped to assess grade continuity, vein contact geometry, and dilution.

The South zone contains up to five significant veins that occur in a forty to seventy meter wide north-northeast trending corridor. The veins are locally disrupted by a series of two to four rhyolite dykes up to 100 meters wide at surface with a similar north-northeast trend. A large rhyolite dyke/flow dome complex cuts off the veins at 90100 N; this marks the southern termination of the South zone.

Significant intersections from these veins include:

•	KP04-224 - average 35.33 g/t Au and 831.17 g/t Ag over 7.0 meters (4.09m true width)
•	KP04-253 - average 52.16 g/t Au with 70.12 g/t Ag over 6.9 meters (3.78m true width)

A well-mineralized vein that occurs sixty meters east of the main vein system is inferred to be the faulted southern extension of the Big Bend vein, and has been referred to as the “Offset Vein.” This

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vein was intersected in only two holes; its extent is unknown.

Significant intersections from this vein include:

•	KP04-338 – average 11.01 g/t Au and 181.67 g/t Ag over 16.1 meters (9.23 m true width)
•	KP04-451 – average 29.54 g/t Au with 156.56 g/t Ag over 7.0 meters (3.86 m true width)

As with the South Extension zone, the South zone is characterized by an abundance of olive green quartz and two phases of hematite. The Offset Vein lacks the hematite rich phases, is less brecciated, and has better developed crustiform banding than the rest of the South Extension zone veins. This supports the inference that the vein is the strike continuation of the main (eastern) South - Big Bend vein.

Preliminary petrographic and infrared spectroscopy (PIMA) studies indicate a mixed alteration assemblage similar to other areas of the deposit. The presence of kaolinite and boiling textures in the vein and at depth in holes KP03-46 and 42 suggest a relatively high stratigraphic position in the epithermal system and good potential for mineralization at depth. Petrographic work to date indicates that acanthite is the dominant silver sulphide mineral.

A northwest trending sinistral fault cuts through the north end of the zone and offsets the main vein. Dyke and vein discontinuities that became evident during the modeling process indicate that additional faults likely disrupt the zone. Due to drilling density and orientation, the fault geometry is uncertain. Additional drilling, including oblique drillholes, is required to better define the vein and fault geometry.

South Zone cross section 90452N is presented as Figure 11.3.

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Kupol Project

Figure 11.3: South Zone Cross Section 90452N

Kupol Section 90452 N
West
East
KP04-244
KP04-253
KP03-031
KP04-338
KP04-352
52.16, 70.12 / 6.9m (4.54m)
13.3, 121.2 / 7.55m (4.6m)
11.01, 181.67 / 16.1m (9.23m)
500m
400m
300m
200m
76900 E
77000 E
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Fault
Alteration
Argillic
Mineralization
Veins + vein breccia
Stockwork + sheeted veins
55.8, 727.3 / 21.9m
2004 Grade Results
27.1, 430.4 / 23.8m (11.5m)
2003 Grade Results
Au g/t, Ag g/t / metres (True Thickness)
0m
50m
Looking North

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Kupol Project

11.3         Big Bend Zone: 90700N to 91275N

The Big Bend zone has a strike length of 575 meters. The north end of the Big Bend zone is defined by the location of a large rhyolite dyke that bisects the zone at Section 91275 N. A southwest trending splay off the main vein structure at a sinistral fault at Section 90700 N defines the south end of the zone.

The Big Bend zone has been tested by 120 drill holes totaling 16,071.9 meters, on sections spaced 25 to 50 meters apart to a depth of 250 meters below surface (400m elev.) and on sections spaced 50 to greater than 100 meter apart to a vertical depth of 400 meters. In the interval between 90930 N and 91050 N, fifty holes were drilled on sections ten meters apart to up to thirty meters below surface. The close-spaced drilling, in conjunction with the detailed channel sampling of the exposed vein, was to assess grade continuity and the nature of the contacts for dilution studies.

The zone is localized along a change in strike of the Kupol structure from 000 to 020 that was previously interpreted as a right-lateral dilatant flexure in the vein system. Various field relationships now suggest low magnitude (tens of meters) sinistral displacement along a pre-existing bend in the Kupol structure during formation of the vein system.

The Big Bend zone is comprised of a single, large banded fissure vein with associated sheeted veining. This vein is divided into footwall and hanging wall segments by a twenty to forty meter wide rhyolite dyke that bisects the zone between 400 to 550 meters elevation. This dyke branches upwards into two to four smaller dykes that are mostly situated in the hanging wall of the vein system. There is no apparent difference in the grade of intersections on either side of the dykes. The width of the Big Bend vein varies from one to twenty-two meters and is associated with a lower-grade stockwork/sheeted vein that is up to 30 meters wide. Clay gouge, sheeted and stockwork veins, and small islands of wall rock occur locally within the main vein envelope.

Gold and silver mineralization exhibits remarkable continuity within individual vein intercepts and between sections. The surface exposure of the vein indicates very strong development of continuous sulphosalt rich banding that helps explain the grade continuity. The new surface exposure of the vein indicates less brecciation of the colloform-crustiform banding than previously thought. Either the polyphase brecciation is a feature of deeper levels of the system or the brecciation seen in core is partially a cockade texture or other irregular banding features of the veins.

Gold and silver grades decrease significantly at 250 to 300 meters below surface over the length of the zone. This reduction in grade at 300 to 350 meters elevation is inferred to represent a precious metal deposition horizon. The controls on the horizon are not yet understood. Textures such as cyclic banding, open space filling, hydrothermal brecciation, cryptocrystalline quartz and partially replaced (by chlorite and pyrite) sulphosalt banding are present below this level, and to the level of the deepest drilling, which indicates that this area is still within the boiling level of the hydrothermal system. It is uncertain if there are stacked precious metal horizons in this area; this will be tested by drilling in 2005.

Overall, the styles of mineralization are similar throughout the Big Bend zone, but within each vein intersection there are varieties of textural and mineralogical types that reflect local variability in hydrothermal brecciation/boiling events. The following five phases have been documented in surface exposures:

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Kupol Project

•	early colloform-crustiform quartz-adularia phase containing sulphosalt bands
•	quartz-sulphosalt healed breccia containing quartz fragments in a dark, sulphosalt rich matrix
•	quartz-jarosite breccia comprised of cream to yellowy massive quartz +/- jarosite with variable fragments of banded quartz
•	massive white quartz that occurs in bands up to four meters wide that anastomose through the core of the vein
•	cockscomb textured amethyst as a late open space filling

In general, the highest grades are associated with stages 1 and 2

Petrography has not indicated any problematic mineralogy within the zone. Gold and silver mineralization occurs as native gold, electrum, acanthite, freibergite/tetrahedrite and stephanite. Electrum and native gold is free and occurs adjacent to or within the silver sulphosalts and sulphides. Kaolinite, illite, smectite, and montmorillonite are the dominant clay species with jarosite and minor gypsum present in the upper parts of the zone associated with the clays. Scorodite, after arsenopyrite and acanthite, is associated with the jarositic fracture filling. A minor amount of chlorargyrite was noted in a single trench sample; it is associated with late jarositic fracture infilling. Adularia, sericite, and clay are the dominant alteration minerals associated with the multiple phases of quartz within the veins.

Two Big Bend cross sections, 90972 N and 91030N, are presented as Figure 11.4 and Figure 11.5.

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Kupol Project

Figure 11.4: Big Bend Zone Cross Section 90972N

West
Kupol Section 90972 N
East
147.1, 570.6 / 9.2m (8.1m)
KAH-34
KP04-158
KP04-164
KP03-034
600m
600m
41.8, 425.0 / 15.5m (11.0m)
KP03-007
4.0, 23.6 / 8.0m
63.6, 997.2 / 18.3m (12.0m)
500m
500m
16.6, 166.7 / 1.6m
KP03-009
55.8, 727.3 / 21.9m
27.1, 430.4 / 23.8m (11.5m)
5.5, 79.8 / 1.4m
19.5, 308.0 / 11.8m
KP03-011
400m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Fault
Alteration
Argillic
Mineralization
Veins + vein breccia
Stockwork + sheeted veins
300m
0m
50m
55.8, 727.3 / 21.9m
2004 Grade Results
27.1, 430.4 / 23.8m (11.5m)
2003 Grade Results
Au g/t, Ag g/t / metres (True Thickness)
Looking North
77000 E
77100 E

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Kupol Project

Figure 11.5: Big Bend Zone Cross Section 91030N

Kupol Section 91030 N
West
East
KP03-015
KP03-049
KP03-052
KP03-052A
KP03-108
KP04-215
600m
500m
400m
300m
35.5, 266.8 / 11.1m (8.2m)
41.7, 499.2 / 24.5m (11.5m)
29.6, 405.0 / 23.3m (10.2m)
32.7, 596.3 / 10.0m (5.5m)
48.2, 338.4 / 6.0m
9.7, 73.1 / 5.7m
11.6, 80.4 / 2.6m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Fault
Alteration
Argillic
Mineralization
Veins + vein breccia
Stockwork + sheeted veins
55.8, 727.3 / 21.9m
2004 Grade Results
27.1, 430.4 / 23.8m (11.5m)
2003 Grade Results
Au g/t, Ag g/t / metres (True Thickness)
0m
50m
Looking North
77000 E
77100 E

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Kupol Project

11.4         Central Zone: 91275N to 92100N

The Central zone covers an 825 meter strike length of the Kupol vein structure. The zone was tested by fifty-nine drillholes totaling 9746.5 meters in 2004. Drill spacing on the upper levels of the zone ranges from 25 meters to 50 meters, but drillhole spacing in the deeper levels (>75 meters depth) varies from 50 to greater than 100 meters. The zone was drilled to a maximum depth of 430 meters below surface on a single section (91960N). The bulk of the 2004 drilling was biased toward definition of near surface mineralization.

Mineralization in the Central zone is hosted within one to two narrower veins, as opposed to the single vein in the Big Bend zone. These veins occur within a wider, lower grade, sheeted and stockwork zone. Shoot development in this zone appears to be related to dilatant jogs in the vein structure and is possibly related to junctions with northeast and/or northwest trending structures. Individual veins range in width up to fifteen meters but are commonly less than five meters wide.

The shallower portion of the zone, between 500 to 600 meters elevation, is bisected by a fault zone. Results from holes KP04- 363 (24.90 g/t gold and 493.21 g/t silver over 15.0 meters[10.12 m true width]) and KP04-232 (20.0 g/t gold and 244.29 g/t silver over 9.70 meters[6.96 m true width]) coupled with the results from KP04-403 (23.53 g/t gold and 753.55 g/t silver over 1.80 meters[1.2 m true width]) show that mineralization exists at depth below this barren fault and dyke zone. This indicates that the high-grade mineralization continues north at depth from the Big Bend zone.

The zone is comprised of three high-grade shoots separated by lower grade zones, dykes, and faults. The high grade shoots range in length from 75 to 175 meters. They are defined to the 400 meter elevation level and are open at depth.

Significant results from the northern ore shoot include:

•	KP04-298 - average 17.16 g/t Au and 143.14 g/t Ag over 16.8 meters (9.38 meters true width)
•	KP04-299 - average 71.6 g/t Au and 2674.49 g/t Ag over 8.5 meters (4.23 meters true width)

Significant results from the southern ore shoot include:

•	KP04-363 - average 24.90 g/t Au and 493.21 g/t Ag over 15.0 meters (7.49 meters true width)
•	KP04-399 - average 223.90 g/t gold and 819.31 g/t silver over 4.90 meters (3.65 meters true width) and average 159.91 g/t gold and 553.87 g/t silver 6.10 meters (4.58 meters true width)

The Central zone, between 91300N and 91520N had been exposed and channel-sampled at four-meter centers prior to 2004. The vein system ranges in width from five to thirty meters and is limited to the east by a four to seven meter wide rhyolite dyke. There is good continuity of grades within and along strike in this exposed vein area, with the highest grades encountered at the south end of the vein and in the western, hanging wall vein.

Sparse drilling deeper in the main vein system encountered sub-economic but anomalous gold values in cyclic banded and chalcedonic quartz, suggesting the occurrence of boiling to at least 430 meters below surface (240m elevation).

Sulphosalt concentrations are generally lower in this zone and there is a higher percentage of pyrite, especially north of 91770 N. The precious metal-rich fluid pathways in the central and

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Kupol Project

northern portion of the Central zone are more constrained. Lower-grade crustiform and chalcedonic veining occurs adjacent to higher-grade sulphidic colloform-banded brecciated vein material. Banded opaline and chalcedonic quartz is more common in this zone than in the other zones and occurs to depths of up to 350 meters below surface.

The zone has a chlorite-pyrite metasomatic overprint at depth, which is similar to the deeper part of the Big Bend zone. This overprint starts at an elevation of approximately 560 m in the southern part of the zone and continues to below the 400m elevation over the remainder of the zone.

Petrography of samples from near surface in the Central zone indicates similar mineralogy to the Big Bend zone. One sample from 225 meters deep (KP03-99) indicates a complex paragenesis as follows:

•	quartz-adularia vein
•	breccia infill by a sulphidic (pyritic) iron-carbonate phase
•	base metal (chalcopyrite, sphalerite), arsenic (arsenopyrite) and gold-silver (electrum, acanthite, freibergite) bearing phase;
•	at least one other phase of quartz + adularia
•	partial recrystallization by the thermal aureole

11.5         North Zone: Section 92100N to 92425N

Forty-four holes totaling 9,995.8 meters were drilled in 2004. Drill spacing was 25 to 50 meters near surface and 50 to 100 meters at depth. The zone has been drilled to a vertical depth of 425 meters (210 m elevation). In addition, the zone was stripped over a 300 meter strike length to 92400N. The southernmost sixty meters was mapped and channel sampled along lines spaced at ten meters apart.

The northern end of the North zone is defined by a point where the top of the vein system starts to gradually plunge northward under a cover of strongly clay altered volcanics. It is uncertain if the plunge is a function of a change in hydrothermal gradient (possibly due to paleo-topography) or fault controls.

The vein system is laterally offset forty meters by the Premola Fault (92250N), a west-northwest trending dextral-normal fault. Farther north, a second fault is inferred at about 92340N. Here, the Main Marker unit is down-dropped to the north by fifty meters and the vein is displaced dextrally by up to twenty meters. A third shallow dipping fault truncates the vein and a parallel rhyolite dyke at about the 100 m elevation on section 92400N.

Although up to five to six veins are locally present, the North zone is primarily made up of two main veins separated by up to twenty meters of stockwork, with the east, hanging wall vein commonly wider than the west, footwall vein. These two veins coalesce near surface above 550 m elevation. A third vein, locally well mineralized, occurs up to twenty meters west of the two veins between 92350N and 92470N. Narrower (<2m), occasionally gold bearing veins occur up to fifty meters east of the main vein system. Silver to gold ratios range from 5:1 to 15:1 in the east and 6:1 to 35:1 in the west. Grades are generally higher and more continuous in the east vein than in the west vein.

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Kupol Project

Significant results from 2004 drilling include:

•	KP04-267 – average 31.31 g/t Au and 330.33 g/t Ag over 30.5 meters (17.96m true width) (HW + FW veins)
•	KP04-280 - average 30.27 g/t Au with 281.46 g/t Ag over 15.2 meters (7.2m true width) (HW vein)
•	KP04-286 - average 31.66 g/t Au with 484.31 g/t Ag over 20.6 meters (7.24m true width) (FW vein)

The textures and the character of the quartz and clay mineralogy, even at depth, suggest the intersection of the upper levels of a bonanza epithermal system. No consistent changes in silver-gold ratios are present to suggest a progressive change toward the roots of the boiling zone. Examples of high-level style boiling textures present at depth and at surface include quartz pseudomorphing of bladed calcite, opaline quartz infilling of voids, crustiform chalcedony and multiple re-healed breccia phases. In general, there are less sulphosalts within this area than in the Big Bend zone. One hole, KP04-159 (8.87 g/t gold and 128.97 g/t silver over 10.0 meters) suggests that the lower limit of the precious zone may be 400 to 450 meters below surface.

The North Zone cross section, 92352N, is presented as Figure 11.6.

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Kupol Project

Figure 11.6: North Zone Cross Section 92352N

Kupol Section 92352 N
West
East
KP03-115
KP03-077
600m
500m
400m
300m
8.1, 316.2 / 16.90m (8.9m)
13.5, 207.9 / 17.40m (8.1m)
80.7, 890.0 / 8.5m
31.3, 330.3 / 30.5m
14.7, 88.7 / 4.7m
31.9, 222.0 / 13.7m
KP04-267
6.6, 41.3 / 10.5m
31.3, 332.8 / 13.1m
KP04-281
31.7, 484.3 / 20.6m
7.0, 35.3 / 7.5m
KP04-286
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Fault
Alteration
Argillic
Mineralization
Veins + vein breccia
Stockwork + sheeted veins
55.8, 727.3 / 21.9m
2004 Grade Results
27.1, 430.4 / 23.8m (11.5m)
2003 Grade Results
Au g/t, Ag g/t / metres (True Thickness)
0m
50m
76900 E
77000 E
77100 E
Looking North

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11.6         North Extension Zone: 92425N to 93150N

Twenty-four holes totaling 8,778.2 meters tested the North Extension zone in 2004. Drilling density is low with drilled sections spaced 50 meters between 92450N and 92600N to 100 meters or more north of 92600N.

The two veins comprising the North zone continue northward, locally as one vein, under a cover of clay altered volcanics, to about 92750N where they pinch out. A second set of veins, seventy to 100 meters east of the main vein system, continues northward from 92590N for about 360 meters to 92950N. The eastern vein system comprises up to four veins up to five meters wide within a ten to twenty meter wide, north-northwest trending zone that remains open to the north and at depth.

Significant results from both vein systems include:

•	KP04-240 - average 37.03 g/t Au and 293.62 g/t Ag over 4.85 meters (2.15m true width) (main vein system)
•	KP04-251 - 51.78 g/t Au and 229.67 g/t Ag over 6.7 meters (2.52m true width) (main vein system)
•	KP04-204 - 41.78 g/t Au and 374.05 g/t Ag over 2.7 meters (1.47m true width) (eastern vein system)
•	KP04-361 – 14.53 g/t Au and 242.21 g/t Ag over 9.3 meters (5.4m true width) (eastern vein system, northern most intersection)

The two vein systems are covered by a 100 to 150 meter thick cap of intense kaolinite + montmorillonite altered andesite pyroclastics and flows. This alteration zone manifests itself as a broad north trending magnetic low that extends to the limit of the survey. Minor stringer veins, with low gold and silver values occur in vuggy siliceous pyrite-rich veins within the lower levels of the alteration blanket and demarcate the start of the transition into the precious metal zone. This clay blanket, together with the presence of amorphous silica colloform banding, kaolinite and open space filling suggests that the veins occur in the higher levels of an epithermal system. The alteration above the veins is inferred to be the steam heated alteration zone at the top of the epithermal system (Hedinquist and White, 2005).

An inferred fault down-drops the two vein systems by 100 to 150 meters between sections 92600N and 92725N. This is based on the rapid northward thickening of the overlying clay altered cap and the steep northward plunge of the top of the main vein system here. The most northerly hole, KP04-195, intersected 8.64 g/t Au and 33.98 g/t Ag over 1.0 meter suggesting that the zone has potential for an on-strike extension of at least 200. Based on the intersection in KP04-361, this hole is inferred to be above the main zone.

Both vein systems are weakly chloritic and pyritic at depth (mostly below 250m elev.). This may be due to thermal, and hence mineralogical, zonation within the deposit or a late overprint, similar to that in Central and Big Bend.

The North Extension cross section 92950 is presented as Figure 11.7.

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Figure 11.7: North Extension Zone Cross Section 92950N

Kupol Section 92950 N
West
East
KP04-183
KP04-173
KP04-361
500m
400m
300m
200m
100m
0m
-100m
3.7, 7.2 / 0.3m
11.6, 23.3 / 0.5m
11.1, 7.8 / 0.4m
23.5, 313.8 / 0.8m
23.1, 96.6 / 2.7m
14.5, 242.2 / 9.3m
3.4, 20.5 / 4.7m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Fault
Alteration
Argillic
Mineralization
Veins + vein breccia
Stockwork + sheeted veins
0m
100m
27.1, 430.4 / 23.8m (11.5m)
2004 Grade Results
Au g/t, Ag g/t / metres (True Thickness)
77100 E
77200 E
77300 E
Drawn by : P. McPhail

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11.7         Replacement Drilling

The Russian holes drilled prior to 2003 were excluded from the resource and geological interpretation for the following reasons:

•	Questions about accuracy of collar and downhole surveys; down-hole surveying was not performed on all holes due to difficult ground conditions.
•	There was no geological QA/QC program to confirm or check the results.
•	There was an internal laboratory control program but the control results could not be verified.
•	The whole core was sampled, so representative core does not remain to verify results.
•	The drill program was not supervised by a qualified person.
•	Whenever the drillholes were utilized for geological interpretation there was a resultant complication that was more likely a function of inaccurate surveys rather than incorrect geology.

All pre-2003 Russian drillholes, except those noted below, were ‘replaced’ with new ones drilled in 2004.

The geology of the holes CKB-4, 10 and 19 were included in the resource model for the following reasons:

•	There was not enough time to drill new holes to replace these ones.
•	The geology of the holes is such that the exclusion of these drillholes would have a material effect on the interpretation of the vein.

Due to poor core recoveries in the drillhole KP03-144 it was re-drilled as hole KP03-240; KP03-144 was excluded from use in the resource estimations.

11.8         Logging Protocols

This section includes detailed information on the logging protocols used at the Kupol project in 2004, including:

•	geological logging
•	geotechnical logging

Some common procedures and logging forms are provided as Appendix F.

11.8.1       Geological Logging

A quick log for each hole was completed by the drill rig geologist responsible for that hole. Detailed logging was conducted by university trained, professional Russian geologists. Logging is onto paper forms.

In addition to the lithology, the colour, grain size, structures, core axes angles and the intensity of occurrence or non-occurrence of the following geological characteristics were noted on the detailed logs:

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•	Oxidation type, mineralogy, and intensity
•	Mineralization
Pyrite
Chalcopyrite
Sulphosalts
Acanthite
Arsenopyrite
Visible gold
•	Alteration
Silicification
Carbonate
Propylitic
Argillic
Sericite-adularia
•	Vein texture and intensity
•	Magnetism
•	Structure and bedding

Most of the parameters were logged categorically, using integers of 0 (absent) to 3 (strong). Additionally, all the information that was codified or categorically logged was fully described in text. The original logs also contain a graphical log.

Vein intervals for the first forty drillholes of 2003 were re-logged to ensure conformity of early logging with later logging.

11.8.2       Geotechnical Logging

The protocols for geotechnical core logging program were established set up by Bruce Murphy, Senior Rock Mechanics Engineer, SRK Consulting. Bruce Murphy also provided training. Audits of the data collection were done at site by SRK and AMEC personnel later in the 2004 field season.

Total core recovery, rock quality designation (RQD), rock strength, length of broken zone, percentage of weak rock and fracture counts for all were routinely recorded by geotechnicians. Additional detail such as the fracture fill information was recorded locally. Predominant fracture orientations, fault attitudes, and fault gouge zones were recorded by the geologists in the detailed logs. In 2004, all core was photographed while dry; only the sampled intervals were photographed while wet. The digital core photographs are named and stored in a logical and consistent manner.

Point load testing was also conducted throughout the 2004 drilling season.

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11.9         Survey Data

The following section describes topographical surveys, drillhole collar surveys, trench and channel sample surveys, and downhole surveys.

11.9.1       Topographic Surveys

The Kupol area is covered by Russian State non-classified topographic maps at 1:200,000 and 1:100,000 scale and by classified maps at 1:25,000 scale. An area of eight square kilometers around the Kupol deposit was surveyed in detail to create a 1:2000 scale map with two meter contour spacing. A survey control net, lain out in local grid coordinates with a classified origin, is tied to the regional survey control points. Most control points were shot in 2000; additional survey control points were added in 2003. These points are used by exploration and engineering/construction for survey control.

In 2003 and 2004, sections of the Kupol area have been surveyed in detail and have been incorporated into the official topographic map.

11.9.2       Drillhole Collar Surveys

A local grid (LG) system is the official datum for the Kupol project. All surveying is conducted using this datum. The control points used were those established in 2000 by the Russian surveyors and in 2003 by Design Alaska (Fairbanks, Alaska). In 2003, the Gauss-Kruger (GK) geodetic system was used as the official datum. Prior to the 2004 drilling campaign, all coordinate data was converted from GK to LG.

All surveying was conducted by qualified Russian surveyors. Drillhole collar locations were preserved with four-inch PVC pipe branded with the drillhole name that was placed immediately after the drill rig pulled off the setup.

In 2004, surveys were performed using a Trimble total station device connected to an HP data collector. Representatives from Design Alaska trained the Russian surveyors in methodology and in the use of the instrument. Survey point coordinates, expressed in LG, were calculated automatically by the instrument. The drillhole collars were surveyed while the drilling was in progress. Points on the rig set up were also surveyed in order to determine the drillhole orientation at the collar. The final collar coordinate and the azimuth of the drillhole were calculated automatically by the device; the inclination was calculated in a spreadsheet using trigonometric functions.

To confirm the survey, a few drillhole markers were surveyed after the drill rig left the site; the differences between the two sets of coordinates were insignificant.

The survey coordinates and orientation information were presented in a single spreadsheet. The results were finalized in certificates that were signed by the surveyor; copies of the field notes were attached.

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The 2004 surveying methods are summarized in a document prepared by Sergey Viskovsky, Surveyor (Appendix F3).

In 2003, the collar locations were determined by surveying the drillhole marker using conventional theodolite and survey rod instrumentation. The coordinates were manually calculated, entered into a spreadsheet, and presented in both the GK and LG.

In late 2003, all the preserved collar markers were surveyed by Design Alaska using total station instrumentation and reported in LG coordinates. These results were compared against the surveys produced by the Russian surveyors. In general, the coordinates correlated well, with variably oriented discrepancies from less than one meter to seven meters. In cases where there were significant differences, both sets of coordinates were checked and the hole was resurveyed as necessary.

If a drillhole collar was not surveyed then the proposed coordinate for that hole was used. The holes affected were KP04-219, -295, -304, -358A, and -398A.

In 2004, no external audit was performed on the collar survey data. However, a few 2003 and 2004 collar locations were resurveyed by the Russian surveyors using the total station; the differences were insignificant.

The collar locations for pre-2003 drilling are accepted as provided in the original Russian data files. No supporting documentation was located.

11.9.3       Channel Sample Surveys

In 2004, sections of the vein in the Big Bend, North and South zones were exposed, washed, mapped and sampled. As control for the mapping and sampling, the surveyors established a five-meter-by-five-meter grid over the exposure. After the sampling was completed, the locations of the start and end of each sample were surveyed. These coordinates were provided in a series of data files.

The survey points for pre-2003 mapping and sampling were provided in a single data file. These coordinates cannot be verified; however, they are closely represented in the original hand-drawn maps.

11.9.4       Trench Surveys

In 2003 and 2004 trench excavations were surveyed only at the locations need to accurately represent the excavation – this includes the start, the end, and any inflection points within.

The survey points for pre-2003 mapping and sampling were provided in a single data file. These coordinates cannot be verified. In many cases, the coordinates are suspect and the affected trenches have been excluded from the model.

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11.9.5       Downhole Surveys

Drillholes

Downhole surveys were measured using a Reflex EZ-Shot electronic solid-state single shot instrument. The measurements were read directly from the display on the instrument and transferred, by hand, by the driller or geologist, onto paper slips that were submitted to the data department at the end of each shift. There is no permanent record of the readings; however, the instrument stored up to fifty readings so that the data entry for questionable measurements could be confirmed soon after the survey.

The information from each paper slip was hand-keyed into a spreadsheet. The azimuth readings recorded by the instrument were relative to magnetic north. To convert to local grid, the azimuth reading was adjusted by -1.9347 degrees, which was the declination (1053’ W) in 2003.

The drill was aligned with bearing pickets that were set by the surveyor. The head angle was set using a Brunton compass and was checked after the casing was set. In 2003, the setup orientation was used as the initial (zero depth) record. In 2004, and occasionally in 2003, the initial azimuth and inclination were derived from a survey of the drill ram and rods while the drill rig was on site.

Downhole measurements were taken at depths of twenty-five meters, fifty meters and at fifty-meter increments thereafter. In shorter drillholes, measurements were taken at appropriately spaced increments. On the Boart-Longyear drill rigs the test were taken by the driller as the hole was being drilled. On the Anyusk drill rigs, the tests were performed by the geologist or driller on retreat from the hole.

Downhole survey readings that were clearly erroneous were excluded from the database; the physical record is preserved. Several holes lack downhole surveys due to caving, abandonment or a lack of instrumentation. The following holes were affected: KP03-012, -037, -039, -042, -043, -05, -073, -085, -098, -107, -109, -130, -145, -146, -148, -149, -152, -153, KP04-259, -271A, -295, -304, -313, -326, -330, -358A, -368, -398A, -440, -447, and -451.

Trenches and Channels

Channels from the exposed veins and trenches were treated as drillholes. The downhole survey and distance, for each were calculated from the individual trench survey points.

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12.0         Sampling Method and Approach

12.1         Core Sampling

Drill core was delivered from the drills in covered wooden boxes. The core was either laid out or dead stacked prior to the logging geologist taking possession. In 2004, the quick logs and geotechnical logs were completed at the drill site. Detailed geological logging was completed in core tents by Russian geologists. The core was photographed by the logging geologist immediately after it was logged.

Sampling intervals were determined, marked up, and tagged by the Russian geologists. The intervals were based on geology (lithology, mineralogy, texture and structure). Sampling across contacts was only permitted if the vein width was less than the minimum sample width. The core was manually oriented to ensure that the core was consistently split and that there was no sample bias.

The minimum sample length was 0.25 meters for HQ diameter core and 0.30 meters for NQ diameter core. Generally, the maximum sample length was one meter. Mineralized zones were bracketed by a minimum of one to three meters of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled.

Samples containing visible gold or abundant sulphosalt mineralization were indicated by a white sample bag at the start of the sample interval, so sampling technicians would employ contamination minimization protocols during cutting and laboratory preparation. Field duplicate samples were marked with flagging tape.

Core to be sampled was delivered to the splitting shack and either taken inside or dead-stacked on pallets outside. Core was 2/3 split using a diamond saw; the remaining third was returned to the core box as a permanent record. The rock saw core jig was calibrated to ensure that an even 2/3 split was taken of the core for both HQ- and NQ-sized samples. For samples of strongly broken core, care was taken to ensure a 2/3 split of the sample. This commonly involved the use of a metal divider and a spoon. The core was split in consecutive sampling order, from top of hole to the bottom. Field duplicate samples were created by cutting the 2/3 split into two 1/3 sections; both samples were sent for analysis.

The saw blade was cleaned on a regular basis using a dressing stone, and was cleaned after every sample that was well mineralized or contained visible gold. Fresh water was used at all times to protect against re-circulation contamination.

Samples were bagged and field blanks/reference standards were inserted into the sample stream by the geologists. The samples were assembled into batches of twenty, in the order they were sampled, and submitted to the laboratory two to three times per day. Well-mineralized or visible gold-bearing samples were indicated on the submission form to ensure that contamination reduction protocols were followed by the laboratory.

The remaining core for all 2003 and 2004 mineralized intersections is stored in racks in a locked core storage tent. The remaining un-mineralized core is stored in racks in locked containers (2003)

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and the in open racks (2004). No mineralized intersections remain from the pre-2003 Russian drilling because whole core was consumed for sampling. The remaining un-mineralized core from the pre-2003 drilling has been organized and stacked.

12.2         Trench Sampling

Trench sampling followed the same sampling and quality control protocols as the cores. In excavated trenches, samples were collected using a chisel and hammer to cut an even channel across each zone. Care was taken to collect equal volumes of rock across the sample channel to ensure that there was no sampling bias based on rock softness or fracture density.

12.3         Channel Sampling

In 2004, portions of the Big Bend, South, and North zones were stripped of cover and pressure-washed. The channel edges were cut using a diamond rock saw, and the samples were chiseled from the cut and collected into plastic sample bags. Sample intervals were marked with metal tags. The same quality control protocols as for core were employed.

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13.0         Sample Preparation, Analyses and Security

13.1         Sample Preparation and Analyses

Due to the remote location of the Kupol Project and the difficulties with shipments of samples within and from Russia, a containerized field laboratory was set up at the Kupol site. The laboratory was set up and run as an independent ‘arms length’ laboratory that operated as a Russian-certificated Anyusk Geological Expedition field laboratory (Kupol Laboratory). The laboratory was overseen by qualified North American laboratory managers that supervised Russian-certified assayers. No non-laboratory personnel were allowed in the laboratory areas unless accompanied by a laboratory manager. The laboratory procedures and internal laboratory protocols were audited in 2004 by B. Smee of Smee and Associates Consulting Ltd. (Sooke, BC).

Samples were received at the laboratory as follows:

•	Samples were delivered to the laboratory by the sampling technician accompanied by a submission form signed by the geologist and the sampling technician
•	The submission form and samples were checked for accuracy and completeness
•	The samples were logged into the laboratory system
•	A laboratory technician signed the submission form, made a copy of the submission form and returned the original to the sampling technician
•	The samples were placed in a secure container prior to processing

The sample preparation and assay procedure was as follows:

•	All samples were dried in a locked, heated container, either within the sample bag or on a steel tray. Dried samples were transferred to the sample preparation area.
•
Each sample was crushed in a jaw crusher to 95% of minus 10 mesh (<2 mm) and then divided by a Jones riffle splitter into two one-kilogram samples. The first sample was preserved as a geological coarse reject that was kept sealed plastic containers; the second sample was passed on for further processing.

•
The sample was pulverized to 90% minus 150 mesh (.005mm) in a LM2 bowl and puck pulverizer. The pulverized sample (pulp) was split into four 250 gram samples that were placed in paper sample envelopes. One pulp sample went for fire assay, one kept as a lab reject, and two were retained as geology duplicates. All pulps are stored in locked containers.

•	A fifty gram split of the pulverized sample was analyzed for gold and silver using standard fire assay techniques with a gravimetric finish.

For each twenty samples, one additional sample was split from the both the crusher and pulverizer splits to ensure compliance with laboratory quality control specifications.

All equipment was air-washed between samples. A blank silica sample was run as a cleaning medium every twenty samples, and after samples with visible gold or strong mineralization.

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13.2         Quality Control

13.2.1      Field Data

The field quality control program for 2004 included the insertion of standard reference material (standards) to monitor accuracy, coarse blank material (blanks) to monitor contamination and field duplicates (duplicates) to monitor precision. This program was used for drill core, trench, channel, and rock samples. These protocols were also used in 2003; there is no field quality control data for work conducted prior to 2003.

Table 13.1: Count of Field Quality Control Samples – 2003 and 2004
YEAR	No Of Samples	No Of Standards	No Of Blanks	No Of Duplicates	All Samples
2004	15049	900	1162	1025	18136
2003	8386	500	633	646	10165
All	23435	1400	1795	1671	28301

The performance of quality control samples was monitored on a daily basis as the results were received. The results were accepted or rejected based on criteria established at the beginning of the program

Table 13.2: Criteria for Rejection
	Sample Type	Rule
1	Standard	If the result is greater than three standard deviations from the mean, then it is a failure; tests accuracy
2	Standard	If the results for two adjacent standards are greater than two standard deviations from the mean, on the same side of the mean, then they are failures; shows bias
3	Blank	If the result is greater than the warning limit, then the sample is a failure; the warning limit is 0.5 gpt; shows contamination

If data was rejected, it was deemed a failure and withheld from the project database until the cause for the failure was determined or the samples had been re-analyzed and the results accepted. Requests for re-analyses were made immediately and the new results were returned within two days. The results were charted bi-weekly or monthly.

There are no outstanding issues regarding of the quality control data.

The quality control program has been audited by B. Smee (Smee and Associates Consulting Ltd). He concluded that the field quality control program is producing data that meets or exceeds the requirements of NI 43-101 and is of a quality suitable for inclusion in resource estimations. His reports are included as Appendix G.

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13.2.1.1    Standard Reference Material

In order to monitor the accuracy of the laboratories, several gold reference standards, covering a range of grades, were purchased from CDN Resource Laboratories (CDNRes, Canada) and ROCKLABS (RL, New Zealand). The gold concentrations for these standards range from 1.75 gpt to 33.50 gpt. The standard samples are not blind to the laboratory; however, the large number of different samples, some with very similar gold grade, help prevent the laboratory from guessing at values.

In 2004, nine standards were used in the quality control program. The accepted values for each are summarized in Table 13.3.

Table 13.3: Field Standard Reference Samples Used in 2004

		Au (gpt)		Ag (gpt)
STDName	Source	Mean	StdDev	Mean	StdDev
GS-5	CDN Resource Lab	20.77	0.455
GS-7	CDN Resource Lab	5.15	0.230
GS-8	CDN Resource Lab	33.50	0.850
GS-9	CDN Resource Lab	1.75	0.070
GS-12	CDN Resource Lab	9.98	0.185
SI-15	ROCKLABS	1.80	0.067	19.68	1.02
SN-16	ROCKLABS	8.37	0.217	17.64	0.96
SP-17	ROCKLABS	18.13	0.434	59.16	2.95
SQ-18	ROCKLABS	30.49	0.880

The CDNRes standards of sixty or seventy-five grams came in individual Kraft paper envelopes. The RL standards of fifty grams came as individual plastic wrapped sachets. The standards were composed of pulverized material. Each standard is certified with an accepted mean as obtained through a round robin assay program.

Standard samples were inserted into the regular sample stream at a ratio of 1:20, according to a predetermined schedule based on the sample number.

In 2004, of the 900 standards analyzed, eighty-one standards, about 9.0%, failed. These were due to sample mix-ups, data entry errors, or laboratory failures. Laboratory failures counted for 4.7%, a rate comparable to that of western laboratories. The failure rate was slightly higher nearer the beginning of the season but decreased and remained constant throughout the remainder of the year. A small period in late October showed an increased failure rate due to laboratory voltage problems following a shutdown. No biases were revealed.

Shewart charts for all of the standards are presented as Figures 13.1 to 13.9.

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Figure 13.1: Shewart Charts for Standard GS-5 - Gold

Bema Gold Corporation - KUPOL Project - 2004 Drilling
ORIGINAL Gold Assays for Standard GS-5
to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower
Bema Gold Corporation - KUPOL Project - 2004 Drilling
FINAL Gold Assays for Standard GS-5
to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

Figure 13.2: Shewart Charts for Standard GS-7 - Gold

Bema Gold Corporation - KUPOL Project - 2004 Drilling
ORIGINAL Gold Assays for Standard GS-7
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower
Bema Gold Corporation - KUPOL Project - 2004 Drilling
FINAL Gold Assays for Standard GS-7
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

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Figure 13.3: Shewart Charts for Standard GS-8 - Gold

Bema Gold Corporation - KUPOL Project - 2004 Drilling
ORIGINAL Gold Assays for Standard GS-8
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

Bema Gold Corporation - KUPOL Project - 2004 Drilling
FINAL Gold Assays for Standard GS-8
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

Figure 13.4: Shewart Charts for Standard GS-9 - Gold

Bema Gold Corporation - KUPOL Project - 2004 Drilling
ORIGINAL Gold Assays for Standard GS-9
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

Bema Gold Corporation - KUPOL Project - 2004 Drilling
FINAL Gold Assays for Standard GS-9
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

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Figure 13.5: Shewart Charts for Standard GS-12 - Gold

Bema Gold Corporation - KUPOL Project - 2004 Drilling
ORIGINAL Gold Assays for Standard GS-12
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

Bema Gold Corporation - KUPOL Project - 2004 Drilling
FINAL Gold Assays for Standard GS-12
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

Figure 13.6: Shewart Charts for Standard SI-15 - Gold

Bema Gold Corporation - KUPOL Project - 2004 Drilling
ORIGINAL Gold Assays for Standard SI-15
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

Bema Gold Corporation - KUPOL Project - 2004 Drilling
FINAL Gold Assays for Standard SI-15
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

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Figure 13.7: Shewart Charts for Standard SN-16 - Gold

Bema Gold Corporation - KUPOL Project - 2004 Drilling
ORIGINAL Gold Assays for Standard SN-16
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

Bema Gold Corporation - KUPOL Project - 2004 Drilling
FINAL Gold Assays for Standard SN-16
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

Figure 13.8: Shewart Charts for Standard SP-17 - Gold

Bema Gold Corporation - KUPOL Project - 2004 Drilling
ORIGINAL Gold Assays for Standard SP-17
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

Bema Gold Corporation - KUPOL Project - 2004 Drilling
FINAL Gold Assays for Standard SP-17
Current to 6 December 2004
Au (gpt)
Analysis Reference Number
RoundRobin
KupolLab
3SDUpper
2SDUpper
Mean
2SDLower
3SDLower

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13.2.1.2    Blanks

In order to monitor contamination and sample mix-ups, field blanks composed of non-auriferous rhyolite derived from the north end of the Kupol property were inserted into the regular sample stream. The blank is composed of coarse material. Blanks were inserted at a ratio of 1:20 and after samples that displayed good mineralization or visible gold.

During 2004, 1,206 blanks were analyzed. There were three blank failures representing a rate of less than 0.5% . The failed samples followed very high-grade samples so the affected batches were not re-analyzed.

The blanks were monitored for gold only (Figure 13.10) . There is a broader range in silver concentration (Figure 13.11) . A regression line through this data indicates that the laboratory was improving in all aspects of cleaning.

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The data are free of contamination that originated during the sampling, preparation, or analytical processes. There are no outstanding issues regarding blanks.

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13.2.1.3    Field Duplicates and Precision

In order to monitor the precision of the laboratory, duplicate samples were inserted into the sample stream at a ratio of 1:20. Additional duplicates of well-mineralized samples were also inserted. The field duplicate was created by slicing a two-third core split lengthwise into two one-third splits. The remaining third of core remains in the box as a permanent record of the core.

Duplicates are not failed unless they are significantly different from each other or there was any other reason within the same analytical batch to suspect either a sample mix-up or analytical error. There were no failures in 2004.

In 2004, 1025 field duplicate samples were analyzed. A plot (Figure 13.12) comparing the results from the two sets of analyses shows that there is even scatter around the 1:1 line and therefore no bias. However, the large scatter, especially at higher concentrations (Figure 13.13), is expected for Kupol-style mineralization which includes several occurrences of visible gold. There are no problems with the field sampling techniques.

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Sampling precision was estimated by plotting the mean gold value against the absolute percent relative difference (Figure 13.14) . A Thompson-Howarth chart could not be constructed for this data set due to the negative y-intercept created by the wide scatter at the higher gold concentrations.

This relationship shows that the overall sampling precision at Kupol is about 35 to 40% at the 10 gpt gold concentration.

Two additional duplicate samples per twenty samples were collected by the laboratory, during the sample preparation process. A preparation (prep) duplicate was split off the main sample after crushing; a pulp duplicate was an additional fifty gram split from the same 250 gram split used for the original assay. These samples are part of the laboratory quality control to show the degree of sampling error that is present in the preparation and analytical process.

Scatter plots comparing the original and duplicate results and Thompson-Howarth precision plots for the prep and pulp duplicate analyses are presented as Figures 13.15 to 13.18. In 2004, 907 prep duplicates and 820 pulp duplicates were analyzed.

The results from the precision plots indicate that splitting the sample introduces about 10% error; the act of cutting the core adds an additional 20 to 25% error. These results are similar to other deposits with nugget gold.

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The scatter in the data indicates that there is no sampling bias in the prep duplicate analyses. The wider scatter at higher concentrations indicates that there is some coarse gold; however, the regression line is in close agreement with the 1:1 line.

This relationship shows that the overall preparation precision at Kupol is about 15% at the 10 gpt gold concentration.

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The scatter in the data indicates that there is no sampling bias in the pulp duplicate analyses and there is excellent agreement between analyses. The regression line is in very close agreement with the 1:1 line.

This relationship shows that the overall preparation precision at Kupol is about 5% at the 10 gpt gold concentration.

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13.2.2      Laboratory Data

Table 13.4: Count of Laboratory Quality Control Samples - 2004
YEAR	No Of Standards	No Of Blanks
2004	900	1162

13.2.2.1    Standard Reference Material

The Kupol laboratory used four gold reference standards to internally monitor accuracy. The gold concentrations for these standards range from 1.298 gpt to 15.15 gpt. The accepted values for each are summarized in Table 13.5.

Table 13.5: Laboratory StandardReference Samples Used 2004
	Au (gpt)
STDName	Mean	StdDev
STD-A	1.298	0.066
STD-B	2.643	0.12
STD-C ( before 25 August 2004)	1.844	0.098
STD-C (after 25 August 2004)	15.15	0.58

The Kupol laboratory inserted 362 samples of STD-A and 318 samples of STD-B. STD-C was divided between two standards: 153 samples of a higher grade sample prior to 25 August 2004 and 146 samples of lower grade after.

The assay results for these samples were reported with each assay file and certificate. These data were charted bi-weekly or monthly.

The charts for the four standards are presented as Figures 13.19 to 13.22.

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There are a few failures of STD-A at the time of the laboratory start-up, with only three accuracy failures after. A small negative bias drifts to no bias throughout the program.

There are four failures for STD-B. There is a slight negative bias but there is no drift throughout the program.

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There are no failures of the higher grade STD-C, but there is a negative bias and a small negative drift throughout the program.

There are no failures of the lower grade STD-C, but there is a slightly negative bias and a small positive drift throughout the program.

13.2.2.2    Preparation Blanks

The Kupol laboratory inserted 980 preparation blanks during the 2004 programs. No failures were reported.

13.2.2.3    Laboratory Duplicates

The laboratory duplicates were described and charted in section 13.2.1.3.

The results from the 2004 field and laboratory quality control programs indicates that the Kupol laboratory is functioning at a quality that is equivalent or better than that of western laboratories. The analytical data are suitable for inclusion in resource estimations at meet the standards of NI 43-101.

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13.3         External Check Samples

During 2004, selections of check samples were routinely sent to Assayers Canada Laboratory (Assayers) to be analyzed by the same method used by the Kupol laboratory. The samples were selected systematically: the pulp for each sample ending with a ‘9’ plus one sample per mineralized intersection were assembled and shipped. Fresh standards matching the originally submitted standard were inserted into the sequences. No blanks or duplicates were used.

Additionally, a random selection of samples from those submitted to Assayers was forwarded to ALS Chemex for assay. New standards that did not match the originals were supplied.

Table 13.6: Count of External Check Samples
Laboratory	Number of Samples
Assayers Canada	2496
ALS Chemex	349

Each set of samples, as submitted to each laboratory, was free of any quality control issues.

The method of analysis was a fifty gram fire assay with a gravimetric finish for both gold and silver.

13.3.1      Assayers Canada

In 2004, 2496 samples were submitted to Assayers Canada Laboratory for analysis. A comparison of the standards analyzed by the Kupol laboratory and Assayers indicates that there is no bias toward one laboratory. The mean for each set of results is less than 3.0% from the accepted mean, both datasets are accurate.

Table 13.7: Assayers versus Kupol - Mean and Bias for Standard Reference Materials
STDName	AuMean	AuMean-Kupol	AuMean-Assayers	Kup Bias	Ass Bias
GS-5	20.77	20.45	20.78	1.55	-1.64
GS-7	5.15	5.03	5.06	2.25	-0.56
GS-8	33.50	33.45	33.61	0.14	-0.46
GS-9	1.75	1.79	1.74	-2.06	2.80
GS-12	9.98	9.89	9.98	0.88	-0.91
SI-15	1.81	1.82	1.80	-0.91	0.94
SN-16	8.37	8.55	8.31	-2.19	2.77
SP-17	18.13	18.58	18.15	-2.53	2.31
SQ-18	30.49	30.92	30.83	-1.42	0.29

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The results from each laboratory were plotted against each other to show bias. X-Y plots show bias between laboratories; Q-Q plots show the grade ranges at which bias occurs.

The X-Y plot for gold shows that there is a bias toward the Kupol laboratory. The Q-Q plot for gold indicates that there is not a specific grade range at which the bias occurs.

The X-Y plot for silver shows that there is a bias toward the Assayers laboratory. Three samples for which the silver value from the Kupol laboratory was significantly different from that of Assayers are being investigated.

The results from Assayers Canada confirm the results from the Kupol laboratory.

B. Smee of Smee and Associates Ltd has reviewed the 2004 check data from Assayers Canada. His report is provided in Appendix G.

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13.3.2      ALS Chemex

In 2004, 349 samples were submitted to ALS Chemex for analysis. Shewart charts for the samples submitted are presented as Figures 13.26 to 13.29.

A comparison of the ALS Chemex results to the Kupol laboratory results indicates that there is no bias for either gold or silver. A comparison of the ALS Chemex results to the Assayers results indicates that there is a weak bias toward ALS Chemex for gold and a slightly stronger bias toward Assayers for silver, especially in the 30 to 45 gpt range. A comparison of the Assayers results to the Kupol laboratory results indicates that there no bias for gold and a slightly bias toward Kupol for silver, especially in the 20 to 50 gpt range.

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The sample results from ALS Chemex, Assayers Canada and Kupol laboratory were compared in a series of X-Y and Q-Q plots. These charts are presented as Figures 13.30 to 13.32.

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Figure 13.30: ALS Chemex versus Kupol – X-Y and Q-Q Plots for Gold and Silver

ALS Chemex v Kupol
Au
X-Y Plot
Kupol Au
ALSChemex Au
Au (gpt)
Ideal
ALS Chemex v Kupol
Ag
X-Y Plot
Kupol Ag
ALSChemex Ag
Ag (gpt)
Ideal
ALS Chemex v Kupol
Au
Q-Q Plot
Kupol Au
ALSChemex Au
Au (gpt)
Ideal
ALS Chemex v Kupol
Ag
Q-Q Plot
Kupol Ag
ALSChemex Ag
Ag (gpt)
Ideal

Figure 13.31: ALS Chemex versus Assayers – X-Y and Q-Q Plots for Gold and Silver

ALS Chemex v Assayers
Au
X-Y Plot
Assayers Au
ALSChemex Au
Au (gpt)
Ideal
ALS Chemex v Assayers
Ag
X-Y Plot
Assayers Ag
ALSChemex Ag
Ag (gpt)
Ideal
ALS Chemex v Assayers
Au
Q-Q Plot
Assayers Au
ALSChemex Au
Au (gpt)
Ideal
ALS Chemex v Assayers
Ag
Q-Q Plot
Assayers Ag
ALSChemex Ag
Ag (gpt)
Ideal

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13.4        Security

No unauthorized personnel were allowed in the core storage, logging, or cutting facilities during the core logging and sampling process. Core for sampling was delivered directly to the core-cutting tent or to a secure storage container before cutting. Lids were kept on boxes during transfer.

Once cut, the samples were assembled into batch shipments within the core-cutting tent. These batches were stored in sealed rice bags pending submittal to the laboratory. The batches were delivered, along with a sample submission form, to the laboratory several times a day. At the laboratory, each sample submission was checked for accuracy. The laboratory signed off on the receipt of the shipment and took custody of the samples. Non-laboratory staff was prohibited access to the samples after this point. Prior to processing, the samples were stored in a locked container.

External check sample shipments were assembled by the laboratory staff in accordance with a submission list prepared by the QC manager. Samples for each submission sealed within plastic Secur-Pak bags along with a submission form signed by the laboratory manager. The Secur-Pak bags were sealed in fiber bags that were shipped to Assayers Canada Laboratory. The laboratory received these secure bags, took inventory of samples, and transmitted a list of samples received back to the QC manager. The laboratory has never reported that the bags have showed evidence of tampering.

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14.0         Data Verification

14.1         Database Management

14.1.1      General

The database used for the 2004 resource estimation is an MS-Access format file (Jet 4.0) that contains information for all holes drilled and trenches excavated on the property. This database is a subset of the data, time-stamped at 4 November 2004, extracted from the ‘live’ project database that was built and is maintained using GEMS 5.* geological software and MS-Access.

The six drillholes completed after 4 November 2004 are included in the dataset. Assay, lithology, specific gravity, and geotechnical information for all drillholes was updated and completed. Collar and downhole survey data was not changed.

The resource estimation database consists of the following tables:

Table 14.1: List of Database Tables
Table Name	Description
Header	Collar information
Survey	Downhole survey information; includes zero distance (collar) record
Assay	Assay results; Au and Ag for the lead lab (usually Kupol) only
DetailLog	Lithology codes and categorical codes for alteration and mineralization from the detailed geological logs
TransLITH	Lithological description from the geological log; text in original Russian and translated to English
Geotech	Geotechnical logs
SG	Specific Gravity measurements
ICP	ICP data, from Assayers Canada Laboratory
Catalogue	Listing of Tables and field with descriptions

14.1.2      Database Creation

All modifications to the database were performed in the project database, using either GEMS 5.* and/or MS-Access. The resource estimation database was created by running a macro in the project database that created a snapshot of the data. Only the table and fields relevant to the modeling and grade interpolation were extracted.

The database was originally built in 2003 from a collection of spreadsheets that originated in Russia and Canada and from data contained in an existing GEMS 4.11 project. All 2003 data were compiled from hundreds MS-Excel spreadsheets that captured drilling information. In 2004 data was compiled externally in databases and spreadsheets, checked, and then transferred into the project database.

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Data validation was incorporated into the database to exclude invalid data from being loaded; however, this validation cannot prevent valid yet erroneous data from being loaded.

14.1.3      Data Entry and Data Management

In 2004, all data entry and checking procedures were established and supervised by Vivian Park, P. Geo, the Kupol database and quality control manager. Data entry clerks entered drill and trench data and translators converted geological descriptions from Russian to English.

For all cases except for collar surveys, assay results and translations, once the data was loaded into the project database it was removed from the working spreadsheet.

The database was kept current with drilling.

Header Table: The collar survey data was loaded directly from an MS-Excel spreadsheet maintained by the site surveyors. The file required minor manipulation to standardize formatting but the survey data was not adjusted. Final drillhole lengths were obtained from the geological log. All other information was added as it became available.

Survey Table: The downhole survey data was hand entered from paper slips into a spreadsheet and then imported or merged into the database.

Assay Table: The assay data was loaded directly from digital files provided by the laboratory into a QAQC database external to the project database. The assay intervals were loaded from a spreadsheet. The quality control samples were vetted and if valid then the assay table information was exported from the QAQC database and loaded into the project database. In all cases, values that fall below the detection limit are reported as half the detection limit – eg. <2.0 gpt Ag = 1.0 gpt Ag.

DetailLog Table: The data for this table, hand entered from the geological logs, was provided in a single spreadsheet file.

LithDESC/TransLITH: The text portion of the geological log was entered, in Russian and in English, into local databases external to the project database. Each translator or data entry clerk retrieved intervals or Russian text for translation from the MasterTranslation database. Once the translation was completed, it was sent back into the master database, from which it was exported to the project database.

Geotech Table: The data for this table was provided in a single spreadsheet file. The RQD and recovery values were calculated from the data within the database.

SG Table: The data for this table was provided in a single spreadsheet file. The specific gravity values were calculated from the data within the database.

ICP Table: The assay data was loaded directly from digital files provided by the laboratory into a QAQC database external to the project database, compiled and then exported to the project database. In all cases, values that fall below the detection limit are reported as half the detection limit – eg. <2.0 gpt Ag = 1.0 gpt Ag.

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14.1.4      Hardcopy Storage

Physical data, such as handwritten logs and assay certificates, are the ultimate resource for information. At Kupol, most data is collected to paper and is then made digital. Each drillhole (or trench/channel) has its own file folder and all documents pertaining to that drillhole are stored within that folder. The types of records stored include collar survey certificates, downhole survey slips, geological and geotechnical logs, point load and density test forms, assay certificates, shift reports, timesheets and database reports.

All original documents are located at the Kupol site during the field season and in the Magadan office during the remainder of the year. An exact replica of these folders and their contents are maintained in the Vancouver head office.

Reports, created from the database, have been printed, bound and shelved as reference material.

Two sets of signed and stamped ‘original’ assay certificates were issued – one set for Canada, the other for Russia. These original certificates are filed, in bulk, in a different set of folders. Copies of the assay certificates were filed in the drillhole folders.

In 2004, duplicate signed ‘original’ collar survey certificates were issued – one for Canada, the other for Russia. These are filed in the appropriate drillhole folder.

The notes from the field books used by the geologists were copied and filed by drillhole. The original field books from 2003 are currently in Canada; the 2004 notebooks are in Russia.

Pre-2003:

All documents that originated in Russia are stored there. Copies of those documents have been filed and bound as described above. These files do not contain assay certificates. Some Russian assay certificates exist in a bound volume.

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14.2        Data Verification

General:

Most drillhole data was made digital manually. Surface survey information and assay results were provided in digital format. Hand-written documents, such a geological and geotechnical logs, were presented to a data entry clerk who entered the data into a spreadsheet. The quality of the data was checked prior to being loaded into the database and then checked later as an export from the database. Digital data was always checked against the original hand-written documents.

Once the data was entered, the clerk printed off her work and checked the digital data against the original document. Errors were identified and corrected immediately and the data was re-printed and submitted for a crosscheck by another clerk or the database manager. Any errors discovered at this stage were presented to the clerk who entered the data for correction. Once the data was deemed correct it was loaded into the project database and removed from the spreadsheet.

Data validation was built into the database to ensure that the data falls within acceptable limits. However, this validation does not protect against valid but erroneous data. The data entry clerks were diligent about checking for invalid and/or incorrect data. If a clerk encountered suspect data then she discussed it with the geologist or technician responsible for the document and the errors were corrected both physically and digitally.

Most errors were caught and corrected before the data was loaded into the database; therefore, true data entry errors are rare. There are, however, errors that are data collection errors – the data entry is correct but the original document is wrong; this type of error was common in geotechnical logs. These errors, when not identified during data entry, were identified in database export checks and then corrected on the original document and in the database. Other apparent data entry errors emerged when the original documents were changed but the digital records were not – a procedural problem that was corrected early in the 2004 program.

The database is routinely subjected to a validation provided by GEMS that checks for obvious errors such as inconsistent drillhole lengths, zero length intervals, out of sequence intervals and missing intervals. These types of errors are rare but when detected and found to be truly erroneous, are corrected and re-validated. Additionally, the data is subjected to a series of query-driven checks in MS-Access that check for invalid-but-untrapped or sloppy-but-valid situations.

All 2004 data has been subjected to rigorous post-load checking. The data from all tables was exported from the database and checked against the original documents. Some data, such as the downhole surveys, were checked multiple times. Any errors were immediately corrected.

All data included in the live and resource estimation databases has been validated and is of a quality adequate for use in resource estimations. It is recommended that on-going checks be performed to ensure and improve the integrity of the database contents.

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Header Table:

2003-2004: Collar surveys were merged into the database, the drillholes loaded into the GEMS 3D environment and checked on-screen for obvious errors such as extra digits and transposed northings and eastings. Suspect survey results were re-submitted to the surveyors who checked and corrected the errors. Additionally, the geologist responsible for the hole checked that the survey was consistent with the planned location. This data was also checked visually once plotted. These checks were on-going through the field season. Errors were rare but in all cases were data entry errors by the surveyors.

The coordinates and drillhole lengths were extracted from the database and printed. The collar coordinates were compared against a printout of the file maintained by the surveyors and/or against the collar survey certificate. The final drillhole length was checked against the geologists’ logs. Most errors were corrected prior to the data being loaded into the database.

Pre-2003: Due to a lack of official documents and the exclusion of the pre-2003 drilling from the model the collar survey data was not validated. The drillhole lengths were compared against the original drill logs and any errors were corrected.

Survey Table:

2003-2004: Downhole surveys were checked against the slips of paper on which the information was recorded. The data entry was checked and corrected prior to the data being loaded into the database. On-going checks during the field season, consisting of a comparison of the data exported from the database against the original survey slips, yielded occasional physical and digital errors, which were corrected. Most errors were due to an incorrect conversion of the magnetic azimuth to grid azimuth.

Measurements that were clearly erroneous were returned to the person who took the reading for verification, correction or for a repeat survey. If the problem with the measurement could not be resolved then the measurement was excluded from that database; the physical record was preserved.

Prior to the start of the 2004 program, the property datum was changed from Gauss-Kruger to a local grid. As a result, the downhole survey records were altered to account for a rotation of -1.9347 degrees. For pre-2003 drillholes and trenches, and 2003 drillhole collar readings the azimuth was altered by subtracting a constant equal to the rotation. For 2003 trenches the survey points were converted into local grid and the downhole survey was recalculated. The downhole survey measurements for 2003 were revised by converting the magnetic measurement to local grid; this also corrected an erroneous conversion that had previously been applied to the measurements relative to the Gauss-Kruger grid.

There are twenty-nine records in the database (29/10216 = 0.3%), affecting eighteen 2003 drillholes, that are known to be in error. The errors are due to an incorrect conversion applied to the readings based on misinformation supplied by the geologist who recorded the measurements. These downhole survey errors result in a location change less than one meter per fifty meters drilled depth, with a range in the affected drillholes of 0.81 meters to 6.9 meters. The average change is 2.3 meters. These values are tabulated in Appendix H. These measurements have been corrected in the project database; however, these errors are preserved in the resource estimation database.

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Pre-2003: Due to a lack of supporting documents, downhole survey data for the pre-2003 drilling was not checked or altered. Survey locations for several trenches are suspect and were excluded from the model, but the downhole survey does match the survey points. The channel sample locations often do not exactly match the survey points but the centimeter-scale differences are insignificant; that discrepancy will be corrected in the project database and applied to future models.

DetailLog Table:

2003-2004: In 2004, the data entry for the geological logs was checked and corrected prior to being loaded into the database. After the data was entered the clerk printed the digital log, compared it to the handwritten log, and then corrected any errors. The digital log was printed again and submitted to another clerk or the database manager for a cross check. All errors were corrected and the data was loaded into the database.

The data entry clerks looked for instances where the data was incorrect, invalid or unclear as recorded by the geologist. Ambiguities and errors were clarified and corrected in the physical and digital records.

On several occasions, the geological log data was exported from the database and compared to the hand-written log. All 2003 and 2004 logs have undergone at least one complete post-load check. The rare errors discovered were corrected immediately.

Pre-2003: The log data was not checked or altered. Some of the lithology codes are inconsistent with the current codes and will be altered later although the drillholes are excluded from the model.

LithDesc/TransLith Table:

2003-2004: In 2004, the intervals were entered and checked by a data entry clerk before being provided to the translators. The 2003 translations were checked for validity and the several invalid situations were corrected during 2004. The translations were spot checked for content by a senior translating geologist. The translations were modified or corrected where necessary and are now considered adequate.

Pre-2003: The pre-2003 translations were extracted from a spreadsheet. The intervals were validated but the data has not been checked or altered.

Assay Table:

2003-2004: Data stored in this table was continuously under review and errors were corrected as they were encountered. In 2004, the assay intervals were hand-keyed, checked, corrected, and crosschecked as described for the DetailLog table. Interval errors and mislabeled quality control samples were the most common, albeit rare errors.

Assay results were loaded from digital files provided from the lab. These files were compiled and manipulated for format but the data was unaltered. These files occasionally contained sample ID and submission number errors. These errors were corrected by the lab in their official certificates; the data files were unchanged and many still contain the errors. If the assay result was suspect, then the laboratory staff investigated and corrected the error and issued a new data file. The laboratory batch was re-analyzed if the error could not be attributed to a data entry error.

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Assay results were vetted and maintained in a separate QAQC database. Once the data was checked and passed quality control it was exported to the project database.

Ten percent of the assay results were extracted from the database, printed and compared against the assay certificates. This data was proved error-free for all.

Pre-2003: The assay results for the pre-2003 drilling are excluded from the model and therefore they were not checked.

In late 2003, the trench assay results were checked by J. Smith in the following manner. The results were extracted from the database and every sample ending with ‘0’ or ‘5’ (10.6% of the database) was compared to a copy of the original assay certificate. It was discovered that we are lacking certificates for many samples and that we have results for samples that are not in the database.

This check revealed that many differences between the database values and those in the certificate were in those samples with gold values less than detection. In several occurrences there were 1-2 gpt differences in gold values yet the silver values were correct; this indicated that there might have been subsequent determinations for gold.

In an additional check, 800 assay results were re-keyed from the original assay certificates and compared against those results stored in the database. This comparison indicated that the database contains a combination of results from different analytical techniques (AA and gravimetric finishes) and different labs (Anyusk and Dukat). It appears that for lower grade samples the AA result was used and for the higher results the gravimetric result was used. When the gravimetric results from the database are compared against the certificates, the error level is insignificant; however, because there is not a complete suite of certificates it is impossible complete a 100% check of the database. Additionally, there are several duplicated sample numbers.

As a result, the trench results as received in the Russian data files have remained unmodified; these were used in the model, except where the trench was excluded due to a suspect location.

In 2004, the channel samples of the pre-2004 stripped areas were checked by V. Park in the following manner. All channel sample intervals were exported from the database and compared against the original spreadsheet that was provided by the Russians. Several sample number errors and occasional sample interval errors appeared to be the result of mixing data from different columns. The data from the Russian spreadsheet were compared against the hand-drawn maps and found to agree. The assay results that were missing from the spreadsheet often could be found hand-written in ink on the original log; these results were made digital.

There seem to be multiple phases of analysis for the channel samples, as described for the trench results; therefore, only the results that can be matched back to original maps are included in the database.

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Geotech Table:

2003-2004: In 2004, the data entry for the geotechnical logs was checked and corrected prior to being loaded into the database. After the data was entered, the clerk printed the digital log, compared it to the handwritten log, and then corrected any errors. The digital log was printed again and submitted to another clerk for a crosscheck. All data entry errors were corrected and the data was loaded into the database. The data entry clerks also checked that the interval information was valid.

In 2003 the data was loaded into the database from multiple spreadsheets, exported and checked against the original logs. Data entry errors were corrected immediately.

The most common errors in the geotechnical logs were due to faulty data collection. In 2004, all 2003 and 2004 geotechnical logs were checked for accuracy. There were numerous cases where the total core recovery (TCR) was greater that the core length (LEN), where the rock quality designation (RQD) was greater that TCR or LEN and where the broken zone, rock strength and fracture counts were recorded incorrectly by the geotechnician. The majority of these errors were found through digital checks. The list of errors was provided to the geotechnician who corrected the physical record and then the error was corrected digitally. Additionally, one geotechnical technician checked every log for data entry and for accuracy in reporting; all errors were corrected physically and digitally.

The recovery and RQD was calculated from the data stored within the database.

Pre-2003: RQD was not recorded prior to 2003.

SG Table:

2003-2004: In 2004, the data entry for the bulk density testing was checked and corrected prior to being loaded into the database. After the data was entered, the clerk printed the digital entries, compared it to the handwritten form, and then corrected any errors. The specific gravity was calculated and suspect values were investigated; if that value could not be explained, the record was flagged in the database and not used in density studies. In 2003, all data corrections and checks occurred post-load. Periodically, all of the density data was extracted from the database, printed, and compared against the paper records. The rare data entry errors were corrected.

Data collection errors, such as incorrect or invalid intervals or incorrect mass ratios, were investigated and the physical and digital records were corrected. These errors, few in quantity, were more common than data entry errors.

In 2004, glass cylinders were used as standards for quality control. The data collected for these was validated in the same way as for regular samples.

Pre-2003: SG was not recorded prior to 2003.

Specific Gravity (Bulk Density) is discussed in Section 18.0. The bulk density procedure is provided as Appendix F2.

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15.0         Adjacent Properties

There are no adjacent properties as defined by NI 43-101.

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16.0         Mineral Processing and Metallurgical Testing

In 2004, samples of whole drill core and drill core rejects were submitted for the following tests: CANMET Leach Optimization, Grade/Recovery, Ore Variability, Cyanide Destruction, Cyanide Recovery, Typical Mill Feed Clay Mineral Analysis, Thickener and Filtration, Grind Tests, and to confirm the results of 2003 metallurgical testing. In addition, a small bulk sample was collected from a trench to assess thickening/filtration characteristics, agitator testing and to test ore flow properties. The metallurgical program was designed by John Rajala and Vern Shein; field implementation was supervised by Vern Shein.

Four laboratories and four process equipment companies performed testing and analysis on the 2004 Kupol core samples. The metallurgical laboratories with their associated test programs include: CANMET – lab-scale leach optimization; Lakefield Research – ore variability evaluation, grade/recovery assessment, cyanide recovery, grind characterization, grind/recovery evaluation, and process mineralogy, Inco – cyanide destruction evaluation and Diamondback Technology – ore flow characterization.

Four companies that conducted specialized testing at Lakefield include: Lightnin Mixers – pilot-scale agitator testing; Dorr-Oliver Eimco – thickener and filtration testing; Larox – pressure filtration testing and Harrison Western Process Technologies (HWPT) – membrane cyanide recovery.

Preliminary results indicate an overall gold recovery of 93.3% and for the six gold ore zone classifications and silver recoveries ranging from 74.2% for the eleven silver ore zone classifications.

A summary of the methodology and preliminary results for the 2004 testing are presented below. Refer to Garagan, Tom, 2004, Technical Report - Preliminary Assessment Summary, 19 May 2004 (PAS Report) filed on SEDAR, as per the provisions of Form 43-101F1 for details of the 2003 metallurgical program.

16.1         Metallurgical Zones – Results and Descriptions

The classification of metallurgical zones for gold and silver was made by recovery. There are six metallurgical zones for gold: Au-1 to Au-6, and eleven metallurgical zones for silver: Ag-1 to Au-11. The average results, for all years and all test types, are summarized in Table 16.1. Longsections showing the metallurgical zones are provided as Figures 16.1 and 16.2. Descriptions of the individual zones is show in Table 16.2

Table 16.1: Summary of 2004 Metallurgical Results
	Overall Recovery		Overall Grade
Zone	Au	Ag	Au	Ag	S -2
Au-1	95.27		7.08	99.41	0.50
Au-2	94.54		7.72	82.13	0.20
Au-3	94.43		23.48	256.98	0.20
Au-4	87.67		13.38	145.83	0.53
Au-5	94.41		19.72	254.77	0.51
Au-6	89.53		6.83	99.64	0.45

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	Overall Recovery		Overall Grade
Zone	Au	Ag	Au	Ag	S -2
Ag-1		74.30		99.41	0.50
Ag-2		71.27		82.13	0.20
Ag-3		77.24		313.69	1.02
Ag-4		79.02		261.61	0.11
Ag-5		74.01	17.01	221.40	0.65
Ag-6		46.77	11.82	122.05	0.25
Ag-7		74.79	13.48	205.37	0.44
Ag-8		69.91	19.20	212.00	1.08
Ag-9		62.51	13.26	179.60	0.15
Ag-10		77.16	20.56	263.89	0.24
Ag-11		61.76	6.83	99.64	0.45

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Table 16.2: Zone Descriptions
Zone	Description
Au-1

South Zone - 90200N – 90700N (South Fault)

  Several generations of hematite are inferred based on crosscutting relationships. The initial phase of hematite occurs with early (pre-precious metal) low sulphosalt, olive- coloured quartz.
  The late (post-precious metal) phase of hematite occurs as fracture and breccia infill of sulphosalt bearing quartz.

Au-2

South Zone (SZ) Main Vein - 90370N – 90700N (South Fault)

  Southward extension of the Main Kupol Vein in the hanging wall of the South Zone.
  Strongly crustiform and colloform banded with >3%coarse-grained sulphosalt bands and fragments.
  Electrum and acanthite, when present, are typically found in coarse-grained sulphosalts bands and fragments.
  Generally vuggy and locally brecciated.
  Often cored by massive, vuggy lower grade, late stage quartz.

Au-3

Big Bend (BB) Main Vein - 90700N – 91325N

  The Big Bend Zone is strongly crustiform and colloform banded with >3% coarse grained sulphosalt bands and fragments.
  Electrum and acanthite, when present, are typically found in coarse grained sulphosalt bands and fragments.
  Generally vuggy and locally brecciated.
  Often cored by massive, blocky, vuggy lower grade, late stage quartz.

Au-4

Central Zone (CZ) - 91325N – 91750N

  The Central Zone while crustiform and colloform banded, generally has less sulfosalts (<3%), electrum and acanthite than Big Bend and locally is more pyritic
  Generally vuggy and locally brecciated.
  The elevated pyrite content in Au-4 relative to Au-3 is supported by their CaO additions and S-2 levels.

Au-5

North Zone (NZ) & North Extension Zone (NEX) - 91750N – 93000N

  The North Zone is crustiform and colloform banded and has a late dolomitic breccia infill.
  It has more chalcedonic veining than the Central or Big Bend Zones. The presence of strongly vuggy quartz pseudomorphs after calcite indicates that the North Zone is high in the epithermal system.
  The North Extension Zone displays well developed cyclic banding with good sulphosalt mineralization.
  The increased levels of chalcedonic silica are reflected in the Bond Work Index.

Au-6	Chloritic Zone - 90700N – 93000N The Chloritic Zone is characterized by quartz-chlorite-pyrite-carbonate and generally decreased sulphosalts, electrum and acanthite.

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Zone	Description
Ag-1

South Zone (SZ) - 90200N – 90700N (South Fault)

  The geology is the same as Au-1. Several generations of hematite are inferred to be present in the South Zone on the basis of cross-cutting relationships.
  The initial phase of hematite occurs with early (pre-precious metal) low sulphosalt, olive coloured quartz
  Late (post-precious metal) hematite occurs as fracture and breccia infill of sulphosalt bearing quartz.

Ag-2

South Zone Main Vein (SZMV) - 90370N – 90700N (South Fault)

  Southward extension of Main Vein in HW of South Zone.
  The geology is the same as Au-2.
  The Main Kupol Vein is strongly crustiform and colloform banded with strong, coarse grained sulphosalt bands and fragments.
  Electrum and acanthite, when present, are typically found in the coarse grained sulphosalt bands and fragments

Ag-3	Southern Big Bend (BBS) Main Vein - 90700N – 90960N
Ag-4	Northern Big Bend (BBN) - 90960N – 91330N
Ag-5	Northern Big Bend Pyritic Zone (BBNP) - 91065N – 91260N
Ag-6	Big Bend – Central Pyritic Zone (BBPCZ) - 91260N - 91390N
Ag-7	Central Zone Pyritic High Ag Recovery (CPYH) - 91390N – 91870N
Ag-8	Central Zone Pyritic Low Ag Recovery (CPYL) - 91350N – 91700N
Ag-9	North Zone Pyritic (NZP) - 91700N – 92060N
Ag-10	North Zone (NZ) & North Extension Zone (NEX) - 92060N – 93000N

16.2         Sampling and Methodology

All metallurgical samples were shipped to Lakefield Research and CANMET.

All 2004 metallurgical samples include 1.0 meter (true width) of dilution from the hanging wall contact and 0.5 meter (true width) of dilution from the footwall contact.

16.2.1      Drill Core Samples

The following tests used samples of drill core rejects:

•	CANMET Leach Optimization
•	Grade/Recovery

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•	Ore Variability
•	Cyanide Destruction
•	Cyanide Recovery
•	Typical Mill Feed Clay Mineral Analysis
•	Thickener and Filtration
•	Grind/Recovery
•	Process Mineralogy

Representative samples were split from the rejects using a two tiered “Jones” splitter. Unused rejects were returned to the Geology Reject storage.

Each sample was weighed on a digital balance. Reject samples that were stored in cloth bags were transferred to plastic bags to minimize leakage and contamination.

The pans, the balance and the work surfaces were cleaned with compressed air between each sample at each stage of preparation.

If there were sufficient rejects, the split weight of the individual drill core samples was calculated by weighting the individual sample drilled length versus the total drilled length of the diluted composite sample.

Non-mineralized intervals of less than three meters contained within mineralized intervals were included with the metallurgical sample.

The metallurgical samples were placed into clean plastic “carboy” containers with screw-on plastic lids. The carboys were lined with large plastic sample bags. Once the composite was complete, the sample bag was sealed with a twist tie and the carboy lid was screwed on.

The following tests used samples of whole core:

•	HQ Grind Test
•	PQ Grind Test

For HQ grind tests, whole core was jaw-crushed to plus 1.25 inches and then split into two halves using a Gibson splitter. One split was contributed to the metallurgical composite; the remaining split was submitted to the Kupol laboratory for analysis. All equipment was cleaned with compressed air between samples.

The samples for the composites were packed into labelled sample bags and then placed into plastic carboys lined with plastic sample bags.

For PQ grind tests, whole core samples were bagged and placed into plastic-lined, plastic carboys. Each sample was assayed by Lakefield Research.

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16.2.2      Bulk Sample

The Agitator Bulk Sample was collected from a trench located at 77086E, 91256N at the north end of metallurgical zone Au-3. The sample location was selected based on a “worst-case” scenario of clay-rich ore diluted with additional clay-rich waste from the hanging wall and footwall, as follows:

The mass of the sample was 1,750 kilograms. The rocks in the trench were ripped with a bulldozer. The sample was shipped in plastic lined carboys.

Hanging wall kaolinite-jarosite-smectite altered rhyolite	1.95M
Quartz vein and breccia	11.10M
Footwall smectite-gypsum-kaolinite altered andesite	2.60M
Total dilution	29%

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17.0         Mineral Resource and Mineral Reserve Estimates

Most of the mineralization at Kupol occurs within the vein zone with small amounts of mineralization occurring within the stockwork zone. Vein, stockwork, dykes, and major faults within the vein/stockwork area were interpreted on west-east trending cross sections spaced 10 to 100 meters apart depending upon local drill hole spacing. The interpretation was based on the logged geology, and locally on assay grade depending upon the local vein/stockwork geometry. The sectional interpretation was digitized and reconciled on levels spaced 25 to 50 meters apart, and solid models were built from the reconciled sectional interpretations.

Assay intervals, composites and blocks were coded from the vein, stockwork, dyke, fault and basalt wireframe models. A detailed review of the gold and silver distributions within the interpreted vein and stockwork zones guided the approach used for block grade estimation.

To control gold and silver grade estimation within the vein, an indicator was selected based on logged sulphosalts and gold grade. The gold indicator was also used for silver grade estimation. The indicator variable, high-grade gold and silver populations and low-grade gold and silver populations were estimated into the blocks using Ordinary Kriging. The estimated whole block grade was calculated using the indicator as a weighting factor.

The kriging results were checked in a number of ways including visual checks on screen and on plotted cross sections, comparison of kriged estimates and declustered composite distributions, block model statistics, analysis of the change of support statistics, analysis of grade profiles by northing and elevation, and global confidence limit checks.

The final model was risk-adjusted by lowering the grades of the highest grade blocks until a requisite amount of metal was removed. This amount was determined through Monte Carlo simulation.

Mineral Resources have been categorized using the classification of the Canadian Institute of Mining, Metallurgy and Petroleum (2000). At Kupol, Indicated Mineral Resources are estimated where drill holes or trenches intersect the vein(s) at an approximate 50-meter spacing on a vertical longitudinal projection. Inferred Mineral Resources are estimated down-dip and along strike from Indicated Resources in areas that have been drilled on approximately a 100-metre spacing on a vertical longitudinal projection.

A significant amount of investigation in terms of the grade distributions and methodology used for estimating grades in the resource model were completed as part of the Preliminary Economic Assessment Study (Garagan, 2004). The work done for this resource model was built on the knowledge gained from the study completed in 2004.

Mineral Reserves have not been reported from the resource model described in this report. A feasibility study is currently underway and will be completed soon. Mineral reserves will be reported at that time.

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17.1         Analysis of Assay Data

17.1.1      Choice of Data

The data used for interpretation, data analysis, compositing and grade estimation includes all of the Bema trenches, most of the Russian trench data and all but three of the Bema diamond drill holes (refer to 11.7) . Sixteen Russian trenches (see Appendix I1) were not used in the interpretation or grade estimation because of survey discrepancies of up to fifteen meters between these older trenches and Bema drill holes and trenches.

Three Bema drill holes (KP03-190, KP03-144, and KP04-312) were not included in the grade estimation work due to poor recoveries. The Russian drill holes (CKB prefix, drilled before Bema’s involvement) were not included in the grade estimation work because of the very limited QA/QC on the sampling and assaying and issues related to the locations of the drill holes. Except for three Russian drill holes, they have been twinned by Bema drill holes. These three holes (CKB-04, CKB-10, and CKB-19) were included in the interpretation because they provided critical geological information not available elsewhere. The assays in these holes were not used.

In previous studies (Garagan, 2004), detailed statistical analyses were completed on diamond drill data separately from the trench data. This analysis supported using the trench data with the drill hole data for grade estimation. The detailed diamond drilling completed in 2004 provided additional data for comparing trench and diamond drilling results. The results of this work are described in the following section.

17.1.2      Comparison of Trench Data and Drill Hole Data

Previous to Bema’s involvement on the project, a large amount of trench sampling was completed. In 2003 and 2004, Bema completed a significant amount of trench sampling. In the Preliminary Economic Assessment Study (Garagan, 2004), the effect of the trench versus the diamond drilling in various sectors of the deposit was studied in detail to assess the potential effect on grade estimation. The results of the study supported the combined use of these data in the estimation plan. The study also showed that the down-dip influence of trench data must be limited.

During the 2004 drill season, a significant number of close spaced trenches and drillholes were completed (see Section 10). Trench and drillhole data were paired and reviewed statistically This study showed that for grade estimation, there is no compelling basis to remove the historic trenching based on comparison to 2004 trenching. The gold grade distributions and the twin analysis show reasonably expected levels of variation. The same sort of variation that is observed in near-surface drill twins is exhibited in twin analysis of 2004 trenches versus pre-2004 trenches (refer to Appendix I1 for the details on this study).

17.1.3      Logged Lithology

Analysis of assays by logged lithologies (Figures 17.1 and 17.2) shows that the dominant mineralization occurs within the assays logged as Vein. There is scattered mineralization in the other lithologies, but it is relatively insignificant from the viewpoint of economically recoverable

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resources. There are recognizable economic grades in the vein lithology. The stockwork lithology has some high-grade material. Study on section shows that the economic grades in the Stockwork lithology are generally isolated in largely sub-economic background material.

The coefficient of variation is very high (3.2 and 4.2 respectively, for Au and Ag) within the vein and stockwork lithologies . Study on section supports this result, where correlated areas of high and low grade are evident. Based on this result, further domaining within the vein/stockwork material was necessary to support successful grade estimation on block-size support.

17.1.4      Study within the Logged Vein Lithology

Further division of the logged Vein lithology into the textural units show some definite trends in Au and Ag (Figures 17.3 and 17.4) . The 90-series vein textures are:
•	Vein (90),
•	Banded/Colloform (91),
•	Breccia (92),
•	Quartz Breccia (93),
•	Stockwork (94),
•	Veinlet/Stringers (95),
•	Wall Rock Breccia (96), and
•	Yellow Siliceous Breccia (97).

The average Au and Ag grades in Stockwork (Lithology 94) and Veinlet/Stringers (95) are definitely lower than the other vein lithologies. Quartz Breccia (93) and the Wall Rock Breccia (96) show slightly lower average grades compared to the main vein lithologies. These results supported the choice to model the Vein package separately from Stockwork (94, 95) material.

In previous studies (Garagan, 2004), visible gold, pyrite, Au/Ag ratios and sulphosalt occurrence were investigated as a way to define estimation domains within the vein package. These studies showed that sulphosalt intensity was the only one that worked.

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Figure 17.1: Gold Assay Statistics by Logged Lithologies

Kupol - Assays (Au(g/t), Length Weight)
By Lithcode (10=Maf.Volc.,20=And.,30=Seds.,40=Fel.Volc.,50=Dykes,60=Intrus.,70=Faults,80=OVB,90=Vein)

10
20
30
40
50
60
70
80
90
Au(g/t)
10000.0
1000.0
100.0
10.0
1.0
0.1
0.01

	10	20	30	40	50	60	70	80	90	
Number of data	5168	6348	591	598	1906	18	2359	2	12145	Number of data
Mean	0.067	0.125	0.756	0.68	0.039	2.81	1.032	0.004	14.652	Mean
Maximum	95.28	208.0	110.0	212.44	114.36	55.38	163.42	0.1	2622.16	Maximum
Upper quartile	0.25	0.26	0.87	0.54	0.1	0.8	0.72	0.1	12.4	Upper quartile
Median	0.1	0.1	0.25	0.25	0.1	0.1	0.24	0.0	2.0	Median
Lower quartile	0.1	0.1	0.25	0.1	0.0	0.1	0.1	0.0	0.26	Lower quartile
Minimum	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	Minimum
Variance	1.021	3.654	15.941	30.12	0.924	123.267	29.762	0.0	2143.13	Variance
Std. Dev.	1.011	1.912	3.993	5.488	0.961	11.103	5.455	0.02	46.294	Std. Dev.
CV	15.1	15.332	5.278	8.076	24.697	3.951	5.288	4.834	3.159	CV

Figure 17.2: Silver Assay Statistics by Logged Lithologies

Kupol - Assays (Ag(g/t), Length Weight)
By Lithcode (10=Maf.Volc.,20=And.,30=Seds.,40=Fel.Volc.,50=Dykes,60=Intrus.,70=Faults,80=OVB,90=Vein)

10
20
30
40
50
60
70
80
90
Au(g/t)
10000.0
1000.0
100.0
10.0
1.0
0.1
0.01

	10	20	30	40	50	60	70	80	90	
Number of data	5168	6348	591	598	1906	18	2359	2	12145	Number of data
Mean	0.878	2.416	6.425	7.862	0.532	28.253	13.935	0.905	156.22	Mean
Maximum	1239.94	23154.1	465.2	1582.5	539.14	368.56	2166.0	22.04	32417.3	Maximum
Upper quartile	4.0	4.58	8.6	8.7	2.5	25.4	8.8	22.04	114.26	Upper quartile
Median	1.8	1.7	2.5	2.5	0.5	2.5	2.5	0.0	17.9	Median
Lower quartile	0.5	0.5	2.5	0.5	0.0	0.5	0.5	0.0	2.8	Lower quartile
Minimum	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	Minimum
Variance	130.589	20314.3	699.975	2218.62	42.746	8070.31	7067.85	19.117	424385.0	Variance
Std. Dev.	11.428	142.528	26.457	47.102	6.538	89.835	84.069	4.372	651.448	Std. Dev.
CV	13.012	58.985	4.118	5.991	12.289	3.18	6.033	4.834	4.17	CV

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Figure 17.3: Gold Assay Statistics by Logged Vein Textures

Kupol - Assays (Au(g/t), Length Weight)
By Logged Lithcode

90
91
92
93
94
95
96
97
10000.0
1000.0
100.0
10.0
1.0
0.1
0.01
Au(g/t)

	90	91	92	93	94	95	96	97	
Number of data	2487	3126	508	1350	2148	1360	698	468	Number of data
Mean	18.513	29.18	13.754	13.634	1.99	0.594	5.769	18.676	Mean
Maximum	891.8	2822.16	279.2	395.12	649.82	43.96	125.26	992.96	Maximum
Upper quartile	18.6	29.1	14.2	14.12	0.72	0.36	4.92	20.5	Upper quartile
Median	6.16	9.3	4.86	2.9	0.26	0.1	1.08	6.52	Median
Lower quartile	1.18	2.28	1.1	0.64	0.1	0.1	0.28	1.1	Lower quartile
Minimum	0.01	0.01	0.1	0.02	0.0	0.0	0.1	0.1	Minimum
Variance	2206.63	5010.04	726.482	960.46	436.356	4.814	188.278	2526.81	Variance
Std. Dev.	46.975	70.782	26.953	30.991	20.889	2.194	13.721	50.267	Std. Dev.
CV	2.537	2.426	1.96	2.273	10.496	3.691	2.378	2.692	CV

Figure 17.4: Silver Assay Statistics by Logged Vein Textures

Kupol - Assays (Ag(g/t), Length Weight)
By Logged Lithcode

90
91
92
93
94
95
96
97
10000.0
1000.0
100.0
10.0
1.0
0.1
0.01
Au(g/t)

	90	91	92	93	94	95	96	97	
Number of data	2487	3126	508	1350	2148	1360	698	468	Number of data
Mean	183.07	297.173	183.437	166.558	33.693	7.412	79.982	180.05	Mean
Maximum	32417.3	27618.8	5049.3	5678.6	28281.2	548.9	8637.4	3825.36	Maximum
Upper quartile	164.0	299.2	166.96	159.7	8.44	4.68	53.1	213.7	Upper quartile
Median	51.8	82.5	49.1	25.2	3.1	2.0	10.6	68.26	Median
Lower quartile	10.6	17.5	10.9	5.2	0.5	0.5	2.9	9.4	Lower quartile
Minimum	0.5	0.5	0.5	0.5	0.0	0.0	0.5	0.5	Minimum
Variance	575938.0	675372.0	167690.0	168979.0	482949.0	735.954	136998.0	103377.0	Variance
Std. Dev.	758.906	821.81	409.499	411.071	694.945	27.129	370.133	321.523	Std. Dev.
CV	4.145	2.765	2.232	2.468	20.625	3.66	4.628	1.785	CV

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17.1.5      Sulphosalt Occurrence

Sulphosalt mineral occurrence (predominantly Stephanite Ag5SbS4 and argentiferous tetrahedrite (Cu,Ag)10(Fe,Zn)2(As,Sb)4S13) was logged on a zero to three scale (0=none present, 1=weak, 1-3%, 2=moderate, 3-7%, 3=strong, >7%) in the 2003 and 2004 Bema diamond drill core. The Au and Ag distributions by sulphosalt intensity(Figures 17.5 and 17.6) within the interpreted Vein package (refer to Section 17.2) show reasonable domaining for Au and Ag grades, with the mean grades rising consistently with increased sulphosalt presence.

17.1.6      Investigation of Au/Ag Ratios

An analysis of the Au/Ag ratio was completed as part of the Preliminary Economic Assessment Study (Garagan, 2004) in an effort to use it for further domaining for grade estimation. The study showed that on average the Au/Ag ratio is quite consistent throughout the deposit, both geographically, as well as within different sample types, such as trenches and diamond drilling. Based on the database used for this resource model, the Au:Ag ratio is approximately 1:9. A correlation plot of Au versus Ag on all drilling and trench samples confirms the findings from last year‘s study that there is good correlation between Au and Ag (see Appendix I2).

Figure 17.5: Gold Assays Statistics, Interpreted Vein by Sulphosalt Content

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Figure 17.6: Silver Assays Statistics, Interpreted Vein by Sulphosalt Content

7.2         Lithology Interpretation

Vein, stockwork, dyke, faults and basalt are the major units controlling mineralization (see Section 11.0 for example cross sections). Field observations supported by statistical analysis confirm that higher grade mineralization is in the logged vein lithologies and lower grade mineralization is in the logged stockwork and stringer units.

Logged geology was the main control on the interpretation, although some exceptions were made when the vein geometry and grade supported it. A threshold of 7 grams x meters (the intercept grade times the length of the sample in meters) was used for controlling the inclusion of narrow high-grade intercepts within the interpreted Vein. Contact dilution was not applied to the interpretation used for the resource model (it is applied for mineral reserve reporting).

The geological interpretations for vein and stockwork were based on lithology, as defined in the detailed core or trench logs, and based on measured contact attitudes where possible. The logged Vein lithologies were interpreted as one main vein or group of veins. The grade distributions (Figures 17.1 and 17.2) and review of the spatial relationship of the vein lithologies support this grouping. The overall vein structure is continuous over the entire length of the Kupol deposit.

Stockwork zones consist of veinlet-stringers (95), stockwork, with 10 percent or more veining (94), and locally wall rock breccia (96). Encapsulated stockwork or host rock within the main vein were included in the interpreted vein if they were up to 1.5 metres width. Similarly small discrete veins within the stockwork or stringer zones were included in stockwork, particularly if they were low grade (< 6 g/t).

The rhyolite or basalt dykes and the major faults that directly affect the vein zone were modelled. The lithological interpretation and wireframes were projected to a maximum of 100 metres beyond the last drill information.

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Additional dykes, footwall and hanging wall faults and volcanic stratigraphy were interpreted on west-east trending cross sections but were not modelled in 3D.

Surficial geological information from pre-2003 was updated by the Russian and Canadian geologists based on the new trench information and by projection of the drillhole information to surface. This update was done on a copy of the 1:200 scale Russian trench plans and then simplified onto a 1:5000 summary plan.

The 2004 trench data and surface mapping were tied into the 3-D interpretation at the cross section locations. The two areas drilled with close spaced holes in 2004 were interpreted on the close spaced drill section lines and tied into the main wireframes.

The interpretation was completed on west-east cross sections. The sections were digitized and wireframe models were built from the digitized lines. Numerous iterations of going from section to level were done on screen. Levels spaced 25 metres apart were plotted and checked for irregularities in the interpretation. Several sets of sections showing the wireframed interpretation were also plotted and checked before the final wireframe models were used for interval and block coding.

17.2.1      Intervals Coded by Interpreted Lithology

The wireframe models of the interpreted vein, stockwork, dyke, major faults and basalt) were used to code assay intervals within the wireframes. The detailed trenches are tagged from a set of strings in plan view that outline the vein, stockwork, etc. interpretation. The assays tagged by wireframe lithology models were checked in great detail on sectional and plan views on the computer screen and on paper plots. The following codes were assigned to the assay intervals and used throughout the model coding.

OBJECT (Rock Type)	OBJ_INT
VEIN	100
STOCK	200
DYKE	300
FAULT	400
Not Used	500
BASALT	600

Figures 17.7 and 17.8 show the assay statistics for the intervals coded by the interpreted lithology. The coefficients of variation are still high, 2.4 for Au and 3.4 for Ag.

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Figure 17.7: Gold Assay Statistics by Interpreted Lithologies

Kupol - Assays - Au(g/t, Length Weight)
By Modelled Lithology(100=Vein,200=Stock,300=Dyke,500=Fault,600=Basalt,-99=Not Modelled)

100
200
300
500
600
-99
Au(g/t)
10000.0
1000.0
100.0
10.0
1.0
0.1
0.01

	100	200	300	500	600	-99	
Number of data	7767	5797	2847	170	20	12680	Number of data
Mean	23.121	0.961	0.113	0.293	0.024	0.057	Mean
Maximum	2622.16	95.28	76.1	43.06	0.62	102.94	Maximum
Upper quartile	23.0	0.86	0.25	0.72	0.1	0.24	Upper quartile
Median	8.34	0.26	0.1	0.34	0.1	0.1	Median
Lower quartile	2.14	0.1	0.1	0.1	0.1	0.1	Lower quartile
Minimum	0.0	0.0	0.0	0.0	0.0	0.0	Minimum
Variance	3186.7	7.113	0.922	2.33	0.004	0.37	Variance
Std. Dev.	56.451	2.667	0.96	1.527	0.063	0.608	Std. Dev.
CV	2.442	2.775	8.487	5.208	2.576	10.693	CV

Figure 17.8: Silver Assay Statistics by Interpreted Lithologies

Kupol - Assays - Ag(g/t, Length Weight)
By Modelled Lithology(100=Vein,200=Stock,300=Dyke,500=Fault,600=Basalt,-99=Not Modelled)

100
200
300
500
600
-99
Ag(g/t)
100000.0
10000.0
1000.0
100.0
10.0
1.0
0.1
0.01

	100	200	300	500	600	-99	
Number of data	7767	5797	2847	170	20	12680	Number of data
Mean	250.641	11.167	1.489	3.587	0.297	0.782	Mean
Maximum	32417.3	984.7	314.0	321.78	9.0	2286.5	Maximum
Upper quartile	241.94	9.3	5.0	8.16	2.2	3.5	Upper quartile
Median	74.38	3.38	2.24	3.9	1.0	1.6	Median
Lower quartile	18.74	1.1	0.5	1.72	0.5	0.5	Lower quartile
Minimum	0.0	0.0	0.0	0.0	0.0	0.0	Minimum
Variance	728768.0	981.343	68.15	212.148	0.832	124.36	Variance
Std. Dev.	853.679	31.326	8.255	14.565	0.912	11.152	Std. Dev.
CV	3.406	2.805	5.544	4.061	3.075	14.264	CV

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17.3         Analysis of Composites

Down-hole 1.5 meter composites were created from the uncapped assay interval file. A new composite was started at the vein, stockwork, dyke, fault and basalt wireframe contacts.

A detailed analysis of less than full-length composites was completed for the Preliminary Economic Assessment (Garagan, 2004). The study showed that the short-length composites at the footwall contacts, on average were lower grade and that they should be included in the composites located up the hole from the footwall contact. Therefore, less than full length composites at the footwall contact of each lithology were re-distributed across the other composites within that vein or stockwork unit. Graphs of grade vs. composite length are included in Appendix I3.

17.3.1      Analysis by Modeled Lithologies

Figures 17.9 and 17.10 summarize the Au and Ag composite distributions based on the modelled lithologies. The Vein distribution now tracks more closely to the logged sub-lithology range of 90-93, 96-97, however, it still contains a substantial amount of lower grade material. The coefficients of variation (a measure of variability) are still relatively high for estimating block grades (1.9 for Au and 2.6 for Ag in Vein). Even though the coefficients of variation are on the high side for estimating block grades, they are considered quite low for a “typical” epithermal Au deposits.

The Stockwork zone composites have a mean Au grade of 0.95 g/t compared to 1.4 g/t in the assay distribution The remainder of the modelled lithologies are low grade and volumetrically small. The Faults, Dyke, Basalt were not estimated in the block model.

Figures 17.11 and 17.12 show the distributions for Au and Ag in Vein on histograms and lognormal probability plots.

Analysis by Sulphosalt Content

Sulphosalt (SS) content was coded to the 1.5 -metre composites by predominant code. It shows the best possibility as a geology-based domaining characteristic for Au and Ag grade estimations. Sulphosalts intensity (QLSS) differentiates Au and Ag grade. The means increase with increasing sulphosalt intensity. The coefficients of variation by sulphosalt intensity are significantly lower than the coefficient of variation of the overall distribution. In addition to the field observations, these findings support using presence versus absence of sulphosalts for domaining the Vein zone in advance of grade estimation (refer to Appendix I4 for the graphs).

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Figure 17.9: Au in 1.5-metre Composites by Modelled Lithologies

Kupol - 1.5m Composites - Au(g/t, Length Weight)
By Modelled Lithology(100=Vein,200=Stock,300=Dyke,500=Fault,600=Basalt)

100
200
300
500
600
Au(g/t)
1000.0
100.0
10.0
1.0
0.1

Number of data	4144	3322	7590	261	293	**Number of data**
Mean	23.106	0.953	0.092	0.28	0.004	**Mean**
Maximum	801.556	71.485	47.787	8.879	0.281	**Maximum**
Upper quartile	25.811	0.971	0.0	0.258	0.0	**Upper quartile**
Median	10.231	0.348	0.0	0.0	0.0	**Median**
Lower quartile	3.397	0.133	0.0	0.0	0.0	**Lower quartile**
Minimum	0.0	0.0	0.0	0.0	0.0	**Minimum**
Variance	1840.55	4.642	0.475	0.782	0.001	**Variance**
Std. Dev.	42.902	2.155	0.689	0.884	0.024	**Std. Dev.**
CV	1.857	2.261	7.512	3.163	5.845	**CV**

Figure 17.10: Ag in 1.5-metre Composites by Modelled Lithologies

Kupol - 1.5m Composites - Ag(g/t, Length Weight)
By Modelled Lithology(100=Vein,200=Stock,300=Dyke,500=Fault,600=Basalt)

100
200
300
500
600
Ag(g/t)
100000.0
10000.0
1000.0
100.0
10.0
1.0
0.1

Number of data	4144	3322	7590	261	293	**Number of data**
Mean	250.506	11.063	1.205	3.417	0.05	**Mean**
Maximum	18734.2	492.6	197.188	113.937	4.911	**Maximum**
Upper quartile	271.741	9.779	0.0	3.205	0.0	**Upper quartile**
Median	95.533	4.109	0.0	0.0	0.0	**Median**
Lower quartile	30.052	1.681	0.0	0.0	0.0	**Lower quartile**
Minimum	0.0	0.0	0.0	0.0	0.0	**Minimum**
Variance	439471.0	645.018	37.259	99.51	0.123	**Variance**
Std. Dev.	662.926	25.397	6.104	9.975	0.351	**Std. Dev.**
CV	2.646	2.292	5.067	2.919	7.024	**CV**

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Figure 17.11: Histogram and Probability Plot of Au in 1.5-metre Composites – Vein

Kupol 1.5m Composites (Au, Modelled Vein, Length Weight)
Frequency (Percent)
Au (g/t)
N 4144
m 23.11
σ² 1840.55
σ/m 1.86
min 0.00
q0.25 3.46
q0.50 10.36
q0.75 26.11
max 801.56
Class width = 2.00
The last class contains
all values ≥ 78.00

Kupol 1.5m Composites (Au, Modelled Vein, Length Weight)
Au (g/t)
Cumulative Probability (percent)

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17.3.2      Development of Indicators

The drillhole and trench sampling on section as well as statistical analysis illustrate that further domaining in the Vein (100) zone was needed to facilitate more representative and correct block grade estimation. To do this, a single indicator was developed to define the proportion of high and low grade material in each block.

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A detailed study was completed on indicator selection for vein composites used for grade estimation as part of the Preliminary Economic Assessment Study (Garagan, 2004). The work described below built on the knowledge gained from the previous study.

Initially, the composite distribution was divided by setting an indicator using the Sulphosalt (QLSS) field. This logic gave an indicator equal to zero for composites where QLSS equalled zero and an indicator of one where QLSS was greater than zero. Most likely due to logging variability, this criterion resulted in a few very high grade composites with an indicator of zero.

Five different upper grade levels (11, 15, 20, 30 and 40 g/t) plus a lower threshold were tested as additional criteria for setting the indicator. Summary statistics and variograms were run on each indicator test case. The lower limit on setting the indicator was developed from the inflection point shown on the lognormal probability plot at about 4 g/t. The best looking variogram and a distribution with lower variability came from the indicator set as follows: 1) QLSS>0 or Au> 11 g/t, Indicator=1, 2) If Au< 4 g/t, Indicator = 0. Figure17.13 shows the final division of the Au Vein (100) 1.5 -metre composites.

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17.3.3      Variography

Introduction

Correlograms were used for modeling the spatial continuity at Kupol. The correlogram is a measure of the correlation coefficient between two sets of data, comprising values at the heads and values at the tails of vectors with similar direction and magnitude. For ease of modelling, the correlogram value is subtracted from one and is presented in a similar graphical form as the variogram. The work was done in the commercially available software package called SAGE2001. In this report, the correlograms are referred to as variograms. The two-dimensional variogram graphs are available in printed form in Bema’s Vancouver office.

Variogram Domains

The composite data were divided into two domains for the purpose of improving the quality of the resulting variogram models. The groupings were implemented using the search domains used for block estimation (refer to Section 17.8.3) . Search domains 1000, 8000 and 3000 were grouped into variogram domain 1 and the remainder (6000, 2000, 4000, 5000) was grouped into variogram domain 2. The criteria used to define the groupings were 1) maintain adequate data coverage in the domains, 2) provide reasonable experimental variograms and 3) domain the data to reasonably reflect changes in grade correlation orientation. The variogram domain selection was done iteratively by combining different data groupings and optimizing the quality of the variograms. There is little significant difference in model ranges within the groups; however, there is a significant difference in the orientation of the major axes of correlation.

It is concluded that there is no significant difference in the statistical character of the sampling between the variogram domains as implemented. It is rather a difference in geometric orientation (correlation orientation) that is reflected by the variogram domains. The technique has led to improved variogram modeling over past approaches.

Variogram Models

Experimental variograms were run on 1.5 metre composites, with Vein (100) and Stockwork (200) modeled separately. The variogram models for the indicator, high grade (HG) Au and Ag, and low grade (LG) Au and Ag variables for Vein are presented in Table 17.1. The Stockwork variogram models are shown on Table 17.2.

In all cases, two structure spherical variogram models have been used. Datamine estimation software does not allow separate rotations for the individual structures; the rotations for the two structures were “fixed”. Variograms were modeled with and without this option. It was found that some quality in the model fit was lost by the use of this option but the effect is not significant.

The orientation of the indicator and grade variogram models generally follow the overall average vein orientations. The Kupol vein package has enough structural complexity, however, that the variogram models do not always exactly match a given local variation. There is a trade-off between having enough data to model a variogram and using enough granularity in the domaining to represent some of the local trends. The current variogram domaining and the associated variogram

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models perform adequately. In many cases local data search neighbourhoods and sample spacing limit the effect of the variogram model.

For the grade variograms, the nugget effects vary between forty and fifty-five percent of the total variance. In most cases, there is limited anisotropy in the first structure of the variograms. Where there is anisotropy, it is apparent in the second structure of the models. This has the effect of producing locally variable block estimates but imparting an overall ‘fabric’ to the block estimates from the anisotropies. In comparison to the previous (PEA) model, there is less effective anisotropy in the ranges for the various models. In this sense, sampling from the latest drill season has somewhat changed the variography.

The variogram models used for this resource estimate are adequate for block grade estimation used in long-range mine planning. Due to the structural complexity of the deposit, short range modeling or grade control modeling of the deposit areas will need new variography to successfully reflect local correlation trends which will certainly be present in closer-spaced sampling.

Table 17.1: Variogram Models for Interpreted Vein

V1 Domain : 1000,8000,3000 V2 Domain : 6000,2000,5000,4000	Auind4 Vein	Auind4 Vein	AuHg Vein	AuLg Vein	AuLg Vein	AgHg Vein	AgLg Vein
	V1 Domain	V2 Domain	All Domains	V1 Domain	V2 Domain	All Domains	All Domains
C0 – NUGGET C1 - 1st Structure C2 – 2nd structure	0.295 0.307 0.398	0.234 0.636 0.130	0.426 0.441 0.133	0.429 0.232 0.338	0.427 0.411 0.161	0.233 0.651 0.116	0.314 0.485 0.201
A1 – 1st Range, Z1 axis A2 – 2nd Range, Z2 axis	7.3 325.0	80.0 220.0	12.2 175.0	4.9 146.7	42.5 101.0	18.8 200.0	42.6 225.0
A1 – 1st Range, Y1 axis A2 – 2nd Range, Y2 axis	175.0 210.0	9.6 180.0	2.8 225.0	5.7 72.4	25.5 235.2	9.4 200.0	8.2 125.0
A1 – 1st Range, X1 axis A2 – 2nd Range, X2 axis	22.0 44.5	3.7 18.3	5.1 54.9	6.0 14.1	3.9 14.2	1.1 33.9	6.8 9.9
LHR1 about Z LHR2 about Z	3 3	-5 -5	0 0	0 0	-4 -4	3 3	-16 -16
LHR1 about Y LHR2 about Y	5 5	0 0	17 17	7 7	-33 -33	4 4	14 14
LHR1 about X LHR2 about X	0 0	-40 -40	-94 -94	-15 -15	-7 -7	-1 -1	48 48

Z' Axis Azimuth Z' Axis Dip	272 85	175 50	179 -4	202 74	99 57	261 86	332 40
Y' Axis Azimuth Y' Axis Dip	3 0	355 40	257 72	358 15	360 6	3 1	359 -46
X' Axis Azimuth X' Axis Dip	93 5	85 0	90 17	90 7	86 -33	93 4	74 14

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Table 17.2: Variogram Models for Interpreted Stockwork

	Indicator	AuHg	AuLg	AgHg	AgLg
V1 Domain : 1000,8000,3000	Stockwork	Stockwork	Stockwork	Stockwork	Stockwork
	All	All	All	All	All
V2 Domain : 6000,2000,5000,4000	Domains	Domains	Domains	Domains	Domains
C0 - NUGGET	0.550	0.732	0.600	0.660	0.580
C1 – 1st
Structure	0.346	0.004	0.247	0.003	0.317
C2 – 2nd
structure	0.104	0.264	0.153	0.338	0.103
A1 - 1st Range, Z1 axis	4.0	10.2	16.9	95.0	6.4
A2 - 2nd Range, Z2 axis	150.0	150.0	123.0	120.0	44.6
A1 - 1st Range, Y1 axis	22.1	19.3	7.0	80.0	25.7
A2 - 2nd Range, Y2 axis	250.0	85.6	250.0	150.0	400.0
A1 - 1st Range, X1 axis	11.3	10.8	10.7	22.8	27.0
A2 - 2nd Range, X2 axis	100.0	14.5	20.7	24.5	194.3
LHR1 about Z	-88	-2	0	11	12
LHR2 about Z	-88	-2	0	11	12
LHR1 about Y	5	15	23	-25	56
LHR2 about Y	5	15	23	-25	56
LHR1 about X	-60	-23	2	53	-10
LHR2 about X	-60	-23	2	53	-10

Z' Axis
Azimuth	95	210	276	29	271
Z' Axis Dip	29	63	67	33	33
Y' Axis
Azimuth	263	352	1	343	4
Y' Axis Dip	60	22	-2	-46	5
X' Axis
Azimuth	2	88	90	101	102
X' Axis Dip	5	15	23	-25	56

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17.4         Block Model

17.4.1      Block Model Parameters

One block model covering the Kupol vein area was built in the Russian local grid (LG) coordinate system using Datamine software. The following table summarizes the block model specifications.

Block Model Specifications
Direction	Model Origin (corner of Block)	Parent Block Size (m)	Number of Blocks
East-West (columns)	76500	3	500
North-South (rows)	88000	25	280
Elevation (levels)	-60	12	65

Within Vein and Stockwork, the minimum sub-cell is 0.5 x 6.25 x 3 (Easting x Northing x Elevation) metres, and the maximum sub-cell size is 1.5 x 6.25 x 6 metres.

Topography, overburden, vein, stockwork, dykes, major faults, basalts and resource classification were modeled and Au and Ag grades were estimated for reporting resource.

17.4.2     Topography

The topographic contours for the entire project area were digitized by Bema Gold staff from a photocopy of a 1999 1:10000 Russian surface plan of the Kupol area (UTM Zone 59N WGS 84, truncated Gauss Krueger (GK)). Surface trench locations for Russian trenches were digitized from a photocopy of a 1:15000 Russian gold geochemistry plan and inserted into the drawing. The resultant drawing was used as a base into which other surveys were spliced and compared.

A hand-drawn 1:2000 map showing the contoured results of a physical topographic survey of the Kupol area conducted from 1995 to 1999 was provided by the Russian Anyusk Expedition. The survey was conducted using a local Russian grid (LG) and showed the same trenches that were digitized from the GK plans. This Anyusk map was digitized and used as a main topographic base. Obvious irregularities were corrected.

The trenches and drill holes, the 1:2000 detailed survey results were converted into Gauss-Krueger coordinates and the conversion from GK to LG was calculated. This conversion was checked graphically against the point survey information. The Anyusk survey information was spliced into an AutoCAD drawing containing all topographic information in both grid systems. The merge between the two datasets is not seamless; however, the slight difference in elevation does not affect the model area.

17.4.3      Overburden Surface

The overburden surface was created from overburden/bedrock contacts in drill holes, surveyed trench starting points, and displacement of the topographic surface in areas beyond drilling. Overburden was applied to the block model, allowing splitting in the vertical dimension to a minimum of 3 metres.

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17.4.4      Carbonate, Pyrite and Acid Rock Drainage Classification

For mine planning purposes, the acid rock drainage characteristics of the deposit were modeled (refer to Section 18.0 for the testwork results and further background information on Acid Rock Drainage-ARD). The acid rock drainage potential was assessed by modeling the distribution and intensity of pyrite and carbonate alteration as logged (on a scale of 0 to 3) from the diamond drilling. Initially carbonate and pyrite intensities were interpreted on 1:500 scale west-east trending cross sections. To code the model for mine planning work, the logged alteration intensity from the geological logs was used as input to a nearest neighbour estimation method constrained by geology to mimic the hand-drawn interpretation.

There are strong lithological and stratigraphic controls to the carbonate and pyrite alteration. To maintain these controls on the block estimates, the lithology units (vein, stockwork, dyke, fault and basalt) and orientation domains used for grade estimation, and the overall orientation of the volcanic stratigraphy were used during block estimation (refer to Appendix I6).As a check on the computer model, cross sections of the drill hole data and block model were plotted and compared to the hand-drawn sections. The block model compares extremely well to the nearby drill hole data and the hand-drawn cross-sectional interpretation.

Pyrite and carbonate were logged using a scale of zero to three, which was also coded to the blocks. In areas beyond drilling, pyrite was defaulted to 1 and carbonate was defaulted to 0. The subsequent coding for acid rock drainage considers absence or presence of each of the items. The acid rock drainage (ARD) codes were assigned to the block model as follows:

ARD code	Pyrite Code	Carbonate Code
1= Acid Generating (AG)	Greater than or equal to 1	Zero (0)
2= Potentially Acid Generating (PAG)	Greater than or equal to 1	Greater than or equal to 1
3= Not Acid Generating (NAG)	Zero (0)	Greater than or equal to 1

17.4.5      Argillic Alteration

For geotechnical purposes, the argillic alteration was modeled. Argillic alteration extends 40 to 150 meters into the structural hanging wall with the extent of alteration dependent on the porosity, permeability and/or fracturing of the host units. Because of this, the pyroclastic units are typically more strongly altered than the flow units. Clay also occurs variably along the margins of the vein. The spatial occurrence of clay was reviewed and it was determined that at depths below normal weathering, clay is sparse and not necessarily associated with the veins.

The argillic alteration (clay) is logged as integer codes (0=none, 1=weak, 2=moderate, and 3=intense) and was interpreted (and digitized) on 1:500 scale cross sections showing lithology and volcanic stratigraphy. Using controlled nearest neighbour estimation, similar to that used for pyrite and carbonate, a model of the argillically altered rock with intensity greater than or equal to 2 was created (refer to Appendix I5).

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17.4.6      Volcanic Stratigraphy

Volcanic stratigraphy was interpreted on cross sections to serve as the backdrop for alteration interpretation. Significant re-logging and re-interpretation work is required to bring the volcanic stratigraphy to a level that could be modeled three-dimensionally. The fieldwork and interpretation review is planned for the 2005 drill season. The volcanic stratigraphy does not directly impact the resource estimate.

17.4.7      Lithology and Structures

Three-dimensional wireframe models were created for vein, stockwork, dyke, faults and basalt by zone (South, Big Bend, Central and North). (Refer to Section 17.2) . The zone wireframes were combined into one, so there is one main Vein wireframe for the entire deposit, one stockwork, etc. There are also a few “islands” of vein. The wireframes were used to code blocks, then, the block models were added together in the following order: stockwork, vein, dykes, faults and basalt. Datamine allows smaller variably sized cells than the parent block. The sub-cell sizes for vein, stockwork, dyke, fault and basalt are 0.5 to 1.5 meters in Easting, 6.25 to 12.5 metres in Northing and 3 to 6 metres vertically.

The Lithology coding of the block model was checked as follows:

•
On-screen checks were made comparing the wireframe models to the coded blocks. The block model and wireframes were viewed in section facing north, stepping through the model at 6.25 metre slices to ensure that all wireframes were coded and the precedence order for different wireframes was honoured. Levels at 50m spacing were also checked on screen. Cross section paper plots showing the block coding were generated and checked.

•	A comparison was made of the wireframe volumes to the block volumes at the initial stage of block coding.

17.4.8      Grade Model

The indicator variable, high grade gold and silver, and low grade gold and silver were estimated for blocks coded as Vein using ordinary kriging. Grades for the vein and stockwork portions of the block were calculated by weighting the low and high grades by the indicator variable.

The strike-length of the Kupol deposit as modeled is approximately 3.5 km long. The overall vein orientation is striking N-S and dipping steeply to the east at 80-85 degrees. Locally there are variations in the vein strike and dip. To better represent local orientations, 15 search orientation domains were used for block estimation of the indicator and grades (Figure 17.14) .

The final estimation plans were the result of numerous test runs. These were checked on the computer screen by viewing block values relative to nearby composites. Additional checks include comparing the kriged distribution to the nearest neighbour distribution by domain groups and resource category.

Indicators and grades were estimated in two runs using ordinary kriging. The first run used all trench and drillhole data and is the primary run for estimating blocks. This run uses the SVOL

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parameter in Datamine, which allows specification of a multiplication factor to the search. This increases the search if a block is not estimated in the smaller search. The second run estimated only blocks very close to trench data. A relatively restrictive search and only the trench data was used as input for this run. The different search distances for each domain were determined by drill hole spacing. These domains were only used to control orientation and search ellipse size; the domains were not used as hard boundaries to limit the selection of composites during block estimation.

The variograms used for kriging indicators and grades are summarized in Section 17.2.3. The details of the estimation plans are in included in Appendix I6.

Estimation Plan

The parameters used for estimating Indicators, low grades and high grades (as defined by the indicator in the composite file) are summarized in Table 17.3. The first seven searches are for run number 2 (trench data only). The next 15 searches in the table use trench and drill hole composites. The searches are ordered from south to north, domain number in the right column on the table corresponds to the domains shown on Figure 17.14. The kriged estimates were estimated into the parent cell size.

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Table 17.3: Search Definitions for Block Estimation
Definitions:
SREFNUM = Search volume reference number.	SAXIS3=Axis for 3rd rotation (1=X, 2=Y, 3=Z)
RUN= Estimation run (1=all data, 2=trench only)	MINNUM1=Min. no. samples, 1st search vol. SMETHOD = 2= ellipsoid.
MAXNUM1=Max.	no. samples, 1st search vol.
SDIST1 = Max search distance in direction 1.	SVOLFAC2=Axis multiplying factor,2nd search vol
SDIST2 = Max search distance in direction 2.	MINNUM2=Min no. samples 2nd search vol.
SDIST3 = Max search distance in direction 3.	MAXNUM2=Max. no. samples, 2nd search vol.
SANGLE1 = First rotation angle for search vol.	SVOLFAC3=Axis multiplying factor,3rd search vol
SANGLE2 = Second rotation angle.	MINNUM3=Min no. samples 3rd search vol.
SANGLE3 = Third rotation angle.	MAXNUM3=Max. no. samples, 3rd search vol.
SAXIS1 = Axis for 1st rotation (1=X,2=Y,3=Z).	MAXKEY= Max no. samples per BHID
SAXIS2 = Axis for 2nd rotation (1=X,2=Y,3=Z

Whole Vein and Stockwork Grade Calculations for Uncapped Grades

The ‘whole’ vein Au and Ag grade calculation, that is combining the low grade, high grade and indicator estimates into one grade for vein and stockwork, was done as follows (see Appendix I6 for formulas used):

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Group 1: Domains 1000, 2001, 5000, 8003, 4000, 4001, 2000 Inferred

•
If the indicator variable was greater than or equal to 0.1 and less than or equal to 0.9, the block grade for vein was calculated by weighting the kriged high and low grades by the indicator. The indicator weighting was treated as if it were the percentage of high grade, this equation was used: (Indicator*high grade)+((1-indicator)*low grade)

•	If the indicator variable was less than 0.1, the low grade estimate was used as the whole vein grade.

•	If the indicator variable was greater than 0.9, the high grade estimate was used as the whole vein grade.

Group 2: All other Vein Domains and Stockwork

•	If the indicator variable was greater than or equal to 0.2 and less than or equal to 0.8, the block grade was calculated by weighting the kriged high and low grades by the indicator.

•	If the indicator variable was less than 0.2, the low grade estimate was used as the whole vein grade.

•	If the indicator variable was greater than 0.8, the high grade estimate was used as the whole vein grade.

Vein and stockwork grades are maintained as separate grades, they are not combined at the subcell scale. The different equations noted above were a result of comparing the nearest neighbour and kriged estimates.

Capping by Risk Adjustment Method-Analysis

The uncertainty related to the amount of high-grade metal was evaluated using a Monte Carlo simulation technique developed by Dr. Harry Parker (AMEC E&C). This method simulates re-drilling the deposit 1000 times. The variation in the amount of high-grade metal present in annual (for Indicated Resources) and global (for Inferred Resources) production increments was recorded. The 20th percentile of the simulated metal contents was added to the metal content represented by the remaining samples to give a risk-adjusted metal content (termed Metal-at-Risk). Theoretically, in four periods out of five, the mine should do better than the estimate. The appropriate time period for Indicated Resources is annual because they are used to prepare annual production schedules. For Inferred Resource a global time-period is used because there is inadequate information to support annual planning. A detailed description of the methodology is included in Appendix I7.

Capping levels were calculated for different data spacings because the risk associated with high grade increases with decreased data density.. More than 80 percent of the Indicated Resource is drilled at 25 x 50 m spacing (or better). Metal-at-risk targets are summarized below:

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Domain	Gold (% metal-at-risk)	Silver (% metal-at-risk)
Indicated (25 X 50 m) or better	5.8	6.9
Remaining Indicated (50 X 50 m)	12.2	12.7
Inferred	5.0	6.6

Implementation of Risk Adjusted Metal Reduction on Vein Blocks

The Mineral Resource is risk-adjusted with an average 5.8% Au and 5.7% Ag metal reduction in the 25x50-metre spaced drill area (within Indicated Resource), 11.3% Au and 12.2% Ag metal reduction in the 50x50-metre spaced drill area (within Indicated Resource) and 3.7% Au and 3.3% Ag metal reduction in Inferred Resource.

Capping was implemented by reducing the indicator of high grade blocks and re-combining the whole vein grades using a different combination formula than what was used for the uncapped grades. The factors applied to the indicator and the recombination equation for whole vein grades was developed iteratively until the targeted metal reduction was reached. The indicator factors are summarized below:

Capping Domain	Data Spacing (metres)	Resource Classification	Block Grade	Factor Indicator
1	25 x50		>8 g/t Au	0.95
2	50 x50	Indicated	>8 g/t Au	0.85
3	I00x100	Inferred	>8 g/t Au	0.93

For Vein, Au and Ag grades were combined into a whole vein capped grade, using a 100/10 rule for Group 1 (described above) and a 100/20 rule for Group 2. Stockwork was capped directly on the stockwork whole block grade. Stockwork Au grade was capped (cut) at 8.6 g/t and Ag was capped at 101 g/t. The capping levels for stockwork are based on the mean grades of the upper percentile of the uncapped block grade distributions.

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17.5         Model Checks

17.5.1      Introduction

The following checks were completed on the resource model:

•	Visual inspection of estimation results (sections and plans on screen and sections on paper)

•	Comparison of kriged estimates and nearest neighbour (declustered) composite distributions

•	Analysis of block model statistics,

•	Analysis of grade profiles by northing and elevation, and

•	Analysis of change-of-support statistics.

17.5.2      Visual Inspection of Models

Detailed review of kriged estimates relative to the drillhole composites was completed visually on screen in cross section and plan views and on paper cross section plots.

The block model reasonably represents the areas with good drillhole coverage (drill holes spaced 50 metres or less). In areas with wider spaced drilling, it is more difficult to represent the local variability within the vein. Time was taken to modify the kriging plan to improve the look of the model in these areas. A set of paper cross sections are stored in Bema’s Vancouver office.

17.5.3      Comparison of Kriged and Nearest Neighbour (Declustered) Distributions

The comparison of the kriged uncapped Au estimate to the nearest neighbour uncapped estimate indicates the kriged estimate is reasonable (Appendix I8). The mean of kriged grades at zero cutoff for Indicated resource blocks is 3.6 percent higher than the mean of the nearest neighbour estimate. The kriged mean for Inferred is 8.4 percent high compared to the nearest neighbour mean. The reduction in the coefficient of variation for the kriged estimate relative to the nearest neighbour estimate is reasonable.

Analysis of Grade Profiles by Northing and Elevation

Grade profiles from the nearest neighbour estimate and kriged estimate were calculated through the deposit in elevation and northing directions by tonnage-weighting the block results. Appendix I8 contains the profiles for Au and Ag Vein by estimation domain group, for Indicated Resources, Inferred Resources, and Indicated plus Inferred Resources.

In general, the agreement is good and confirmatory. This is especially true in the Indicated blocks and the Indicated plus Inferred blocks. The peaks in the profiles (either low or high) are less pronounced in the kriged estimates as is expected. No obvious biases are noted in the profiles and

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departures between the models are usually associated with low tonnage. This is expected because the nearest neighbour estimate loses its unbiased tendency at low block counts.

17.5.4      Change of Support Analysis

An independent check was made for the Indicated Resource blocks for Au using the discrete Gaussian change of support method described by Journel and Huijbregts1. One of the objectives of the kriging plan is to tune the variability of the kriged block grades such that they have a similar grade tonnage distribution to the Selective Mining Unit (SMU) on which final open pit mining selection will be made.

A change of support calculation was carried out in which the theoretical grade tonnage curve based on the coefficient of variation of the kriged grades was compared to the theoretical grade tonnage curve based on the variability of an SMU and perfect selection. The nearest neighbour (NN) data were transformed using a Hermitian change of support model. The SMU size used was 10m x 5m x 3m (North direction x Elevation x East direction).

Table 17.4 shows the results for gold at various cutoffs. The comparisons are reasonable up to a cutoff of 6g/t. Above 6g/t, there begins to be more tonnage at a lower grade than would be predicted by the change of support analysis. The cutoff for selectivity in the open pit scenario will be less than 6g/t so the model will perform well for long range planning. Given the high value, geometry and width of the veins at depth in the underground mined areas, current approach to mine planning assumes that the entire vein package will be mined with little or no selectivity based on grade. The grade distribution in the block model will be adequate for the long-range planning in the underground areas of the deposit.

Table 17.4: Change of Support Comparisons for Indicated Blocks

	Kriged Result		Change of Support Prediction : Block Disp. Var. Case
Cutoff	Tonnes(1000's)	Au (g/t)	Tonnes(1000's)	Au (g/t)	dTonnage	Dau

0.0	7660.7	18.74	7661.60	18.58	0.0%	0.9%

1.0	7545.7	19.02	7647.20	18.61	-1.3%	2.2%

2.0	7350.3	19.48	7501.64	18.94	-2.0%	2.9%

3.0	7091.0	20.10	7241.58	19.53	-2.1%	2.9%

4.0	6870.1	20.64	6913.31	20.29	-0.6%	1.7%

5.0	6633.2	21.21	6549.91	21.17	1.3%	0.2%

6.0	6416.6	21.75	6172.58	22.12	4.0%	-1.7%

7.0	6118.5	22.49	5795.83	23.14	5.6%	-2.8%

8.0	5808.7	23.29	5428.64	24.20	7.0%	-3.7%

_________________________________________
1 Journel, A.G., and Huijbregts, Ch. J., 1978, Mining Geostatistics: London, Academic Press, 600 p

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	Kriged Result		Change of Support Prediction : Block Disp. Var. Case
Cutoff	Tonnes(1000's)	Au (g/t)	Tonnes(1000's)	Au (g/t)	dTonnage	Dau

9.0	5492.9	24.14	5075.84	25.29	8.2%	-4.5%

10.0	5111.0	25.23	4740.75	26.41	7.8%	-4.4%

The difference in grade(dAu) and tonnage(dTonnage) is percent relative difference to the Herco Prediction

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17.6         Resource Classification

Mineral Resources have been categorized using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2000).

Indicated and Inferred resources were defined by reviewing grade and mineralized vein width on west/east trending cross sections and a vertical longitudinal projection. Additionally in-depth discussions were held with the project geologists about the genetic model for Kupol and the style of mineralization, both globally and locally. Figure 17.15 shows the vein intercepts and the outline of Indicated Resources and Inferred Resources.

Indicated Resource

Indicated Mineral Resources are estimated where drill holes or trenches intersect the vein(s) at approximately 50-metre spacing. Eighty-three percent of the Indicated Resource is supported by approximately 25x50-metre drill hole spacing. Projection of Indicated Resources is limited to 25 metres down-dip in the vein and 12.5 to 25 metres along strike. Within Indicated Resources, the vein structure is continuous, although the vein thickness may be affected locally by faulting and dikes. The grade appears continuous from hole to hole; this continuity has been confirmed by 141 trenches spaced at 4- to 5-metre intervals and 27 trenches at 10-metre intervals across the outcrop of the vein. Additionally, 63 close spaced drill holes were completed in Big Bend and South Zones, which confirm the grade and vein continuity. The average spacing of the detailed drilling is 10-metres along strike and 5 to 10-metres down dip.

Inferred Resources

Inferred Mineral Resources are estimated down dip and along strike from Indicated Resources in areas drilled on approximate 100-metre spacing. Projection distances are limited to within 100 m of a drill hole

Mineral Resource Statement

Indicated Mineral Resources for Vein are tabulated and graphed by gold cutoff grades on Table 17.5 and Figure 17.16. Inferred Mineral Resources are shown on Table 17.6 and Figure 17.17.

An in situ dry density of 2.48 tonnes per cubic metre was used for vein and tonnage calculations. This is based on 543 vein samples and 151 stockwork samples collected from throughout the deposit. These were tested at site using the wax-coated density technique as specified in ASTM standard C914-95 (reapproved 1999). Refer to Section 18.1 for a detailed description of the density measurement program and the checks done.

A set of west-east trending cross sections showing block grades, resource classification outlines, vein, stockwork, dyke, faults and basalt interpretation, and drillhole composites are available for review in Bema’s Vancouver office.

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Table 17.5: Gold Grade and Tonnage above Gold Grade Cutoffs, All Vein, Indicated Resource
Cutoff	Tonnes	Au (g/t)	Ounces - Au	Ag (g/t)	Ounces- Ag
0	7,661,456	17.52	4,316,723	222.08	54,701,901
2	7,350,929	18.22	4,304,902	230.52	54,480,878
4	6,864,911	19.29	4,258,403	244.06	53,866,145
6	6,403,004	20.33	4,184,428	257.02	52,911,108
8	5,672,744	22.02	4,016,810	277.86	50,676,508
10	4,942,253	23.95	3,805,706	300.45	47,741,099
12	4,224,386	26.16	3,552,894	326.25	44,310,582
14	3,615,515	28.38	3,298,638	351.50	40,858,581
16	3,068,535	30.76	3,034,702	377.96	37,288,146

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Table 17.6: Gold Grade and Tonnage above Gold Grade Cutoffs, All Vein, Inferred Resource
Cutoff	Tonnes	Au (g/t)	Ounces - Au	Ag (g/t)	Ounces- Ag
0	7,033,358	8.52	1,927,574	120.46	27,239,792
2	6,048,813	9.75	1,895,169	136.47	26,539,535
4	5,104,793	10.97	1,801,075	152.91	25,096,290
6	4,090,303	12.45	1,636,990	171.39	22,538,850
8	3,092,762	14.18	1,410,315	191.18	19,009,736
10	2,292,543	15.99	1,178,420	208.35	15,357,060
12	1,658,678	17.90	954,705	223.05	11,894,865
14	1,141,482	20.21	741,587	238.91	8,767,694
16	839,953	22.10	596,736	250.82	6,773,300

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Table 17.7: Gold Grade and Tonnage above Gold Grade Cutoffs, Big Bend Vein, Indicated Resource
Cutoff	Tonnes	Au (g/t)	Ounces -Au	Ag (g/t)	Ounces -Ag
0	2,405,980	26.98	2,086,991	333.23	25,776,380
2	2,371,221	27.36	2,085,612	337.77	25,750,382
4	2,300,634	28.11	2,079,032	346.67	25,642,230
6	2,207,960	29.07	2,063,613	358.57	25,454,301
8	2,094,244	30.26	2,037,777	373.59	25,154,529
10	1,963,416	31.68	1,999,730	390.88	24,674,465
12	1,828,892	33.20	1,952,085	409.87	24,100,588
14	1,702,458	34.70	1,899,566	427.22	23,383,921
16	1,555,727	36.57	1,828,998	448.52	22,434,165

17.7         Mineral Reserves

Mineral Reserves have not been reported from the resource model described in this report. A feasibility study is currently underway and will be completed soon. Mineral reserves will be reported at that time.

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18.0        Other Relevant Data and Information

The following sections describe the bulk density and acid rock drainage testing that was conducted at Kupol during 2003 and 2004.

18.1         Bulk Density Measurements

18.1.1      Introduction

A program to determine the in-situ bulk density (specific gravity) of major vein and non-vein rock types was conducted, at the Kupol site, during the 2003 and 2004 field seasons. Samples were systematically selected from drillholes KP03-118 through KP03-156 and KP04-162 through KP04-449. Random samples were selected from drillholes prior to KP03-118.

In 2003, bulk density testing was conducted on 488 samples using a plastic-wrapped/immersion (CELLO) method. In 2004, testing was conducted on 3223 samples using a wax-coated/immersion method; two glass standards were used for quality control. Sixty-nine samples were sent to a commercial laboratory (ALS Chemex, Canada) for independent testing using the wax-coat / immersion (WAX) method. Additionally, studies to determine the bias between different methodologies were conducted.

The results from the external checks indicate that when compared to the results from the ALS Chemex tests, the results from the 2003 CELLO method are biased 3.2% lower and the results from the 2004 WAX method are biased 1.68% lower. Based on the method comparison tests, techniques involving plastic wrap produced less accurate and precise results.

All bulk density data is stored in the SG (Specific Gravity) table in the project and feasibility databases.

A bulk density of 2.48 was used for the 2004 resource estimation. A bulk density of 2.55 was used for the 2003 preliminary economic assessment.

Table 18.1: Count of Bulk Density Measurements
Year	SampleType	Internal - Kupol	Count	External - Chemex	Count
2003	NON-VEIN	CELLO	324	WAX	15
2003	VEIN	CELLO	164	WAX	11
2004	NON-VEIN	WAX	2621	WAX	23
2004	VEIN	WAX	608	WAX	20
			3717		69
CELLO = PlasticWrapped-Immersion
WAX = WaxCoated-Immersion

The details of the bulk density program will be discussed in detail in the following sections.

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Methodology

The Russian core-logging geologists selected samples for bulk density testing using the following guidelines:

Frequency

2004:
•	One sample from each non-vein rock type – waste
•	One sample per meter of vein intersection – ore or waste
•	One sample from footwall rock adjacent to the vein contact – possible dilution
•	One sample every fifty meters of core – random

One sample from each mineralized zone - ore

2003:
•	One sample from each non-vein rock type – waste
•	One sample per three meters of vein intersection - ore
•	One sample from footwall rock adjacent to the vein contact – possible dilution

Sample Size

•	PQ core – 100 – 200 mm
•	HQ core – 100 – 200 mm
•	NQ core – 200 – 300 mm

All samples were chosen without regard for the condition of the core. Whole core was used for all non-vein tests. In 2003 and part of 2004, whole core was used for vein rock types; the remainder of the tests were on sawn core.

Quality Control

In 2004, two glass standards with diameters equal to core were used to measure the accuracy of the bulk density measurements. The standards were measured at least once per hole, or at a ratio of 1:15. The results from the quality control will be discussed later in this document.

Method and Bulk Density Calculation

The bulk density testing was performed by Russian technicians on samples selected by Russian geologists. The program was established by V. Shein, Senior Geologist.

2004: Wax Coat / Immersion: This is the industry accepted ASTM C914-95 (Reapproved 1999) method for determining bulk density (Appendix E1). The detailed procedure used at Kupol in 2004 is presented as Appendix E2.

Bulk density was determined using the following calculation:

SG =
Dry Weight/((Waxed Weight – Waxed Weight in Water) – (Waxed Weight – Dry Weight)/SGWax)

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2003: Plastic Wrap / Immersion: The detailed procedure used at Kupol in 2003 is presented as Appendix E3.

Bulk density was determined using the following calculation:
SG = Dry Weight / ((Final Flask Volume - Initial Flask Volume) + (Wet Weight - Dry Weight))

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18.1.2      Discussion of Results

2004:

In 2004, 3223 samples were subjected to bulk density testing at the Kupol site using the wax coat / immersion method. The records for six samples with obviously erroneous density values were excluded; the source of the error could not be determined and the data entry was correct.

Table18.2 presents a summary of the statistical analysis of these samples.

Table 18.2: Summary Statistics for Wax Coat / Immersion Measurements - 2004
Density (done on-site) by Rock Type Groups (1)
Lith	Description	Count	Minimum	Maximum	Length-Wted Mean
10-19	Mafic-Interm Volc	1042	1.92	2.83	2.49
20-29	Mafic-Interm Frags	971	1.9	2.67	2.4
30-39	Sediments	3	1.95	2.21	2.11
40-49	Felsic-Interm Volc & Frags	52	2.15	2.7	2.41

50-59	Dykes	380	1.7	3.09	2.27
60-69	Intrusives	None	None	None	None
70-79	Tectonic Structures	71	2.04	2.79	2.39
80-89	Surficial Deposits	1	2.49	2.49	2.49
90-97	Vein/Stockwork	703	1.9	3.47	2.49
90-93,96-97	Vein	559	1.9	3.47	2.49
94-95	Stockwork	144	2.2	2.88	2.49
Density (done on-site) by 90-series Lithology Codes (1)
Lith	Description	Count	Minimum	Maximum	Length-Wted Mean
90	Vein	110	2.21	2.69	2.46
91	Banded Vein	227	2.27	2.77	2.49
92	Breccia	19	2.08	2.58	2.48
93	Quartz Breccia	75	1.9	3.47	2.53
94	Stockwork	96	2.2	2.88	2.48
95	Veinlets, Stringers	48	2.34	2.71	2.49
96	Wall Rock Breccia	86	2.17	2.7	2.5
97	Yellow Siliceous Breccia	42	2.14	2.78	2.42
Density (done on-site) by Altered Rock Types (1)
Lith	Description	Count	Minimum	Maximum	Length-Wted Mean
19	Strongly Altered Lava	224	2.1	2.83	2.43
29	Strongly Altered Frags	240	2	2.65	2.42
59	Strongly Altered Dyke	1	2.12	2.12	2.12
Note (1): 6 outlier values removed - VP

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2003:

In 2003, 488 samples were subjected to bulk density testing at the Kupol site using the plastic wrap / immersion method.

Table 18.3 presents a summary of the statistical analysis performed by S. Meister, of these samples. Five records were excluded from the analysis.

The results indicate that there is a wide variation in density within the different rock units but a limited difference between the individual units. The variability within the major lithological units can be partially explained by varying alteration intensity.

Argillic alteration results in a reduction of the average density (.45) for non-altered waste lithologies by:

0.82%	weak
5.31%	moderate
10.61%	strong

Overall, there is a slight decrease in density due to argillic alteration, but there is a greater decrease due to strong carbonate, sericite-adularia and/or argillic alteration. Tectonic structures have a lower bulk density as a function of significant void space and/or clay gouge content.

The mean bulk density for vein rock types is 2.44. The eight different vein types show less than three percent variation in mean bulk density (2.41 – 2.48) . If the stockwork/stringer categories are excluded then the density variation is only two percent (2.45 – 2.46) .

The higher density (2.46) of banded quartz vein) versus the density (2.42) of un-banded vein is due to the higher sulphosalt and adularia content. The lower density (2.41) of vein breccia is due to the higher fracture intensity, and presence of clay, rock flour, and/or fault gouge. The stockwork, stringer, and wall rock breccia have higher bulk densities due to the presence of higher density wallrock.

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Table 18.3: Summary Statistics for Plastic Wrap / Immersion Measurements -2003
Density (done on-site) by Rock Type Groups (1)
Lith	Description	Count	Minimum	Maximum	Length-Wted Mean
10-19	Mafic-Interm Volc	61	2.18	2.68	2.52
20-29	Mafic-Interm Frags	161	1.63	2.99	2.42
30-39	Sediments	12	2.35	2.59	2.45
40-49	Felsic-Interm Volc & Frags	10	1.94	2.99	2.41
50-59	Dykes	49	2.05	2.53	2.30
60-69	Intrusives	None	None	None	None
70-79	Tectonic Structures	26	2.04	3.09	2.35
80-89	Surficial Deposits	None	None	None	None
90-97	Vein/Stockwork	164	2.05	3.03	2.45
90-93,96-97	Vein	122	2.05	3.03	2.44
94-95	Stockwork	42	2.19	2.66	2.47
Density (done on-site) by 90-series Lithology Codes (1)
Lith	Description	Count	Minimum	Maximum	Length-Wted Mean
90	Vein	13	2.20	2.72	2.42
91	Banded Vein	50	2.25	3.03	2.46
92	Breccia	17	2.05	2.05	2.41
93	Quartz Breccia	18	2.16	2.55	2.44
94	Stockwork	25	2.19	2.62	2.48
95	Veinlets, Stringers	17	2.24	2.66	2.45
96	Wall Rock Breccia	12	2.21	2.57	2.45
97	Yellow Siliceous Breccia	12	2.23	2.57	2.42
Density (done on-site) by Argillic Alteration Intensity (1)
AARG	Description	Count	Minimum	Maximum	Length-Wted Mean
0	not present	296	2.04	3.09	2.45
1	weak	135	2.13	2.81	2.43
2	moderate	25	1.92	2.59	2.32
3	strong	27	1.63	2.48	2.19
Density (done on-site) by Argillic Alteration Groups (1)
AARG	Description	Count	Minimum	Maximum	Length-Wted Mean
0+1	not present & weak	431	2.04	3.09	2.45
2+3	moderate & strong	52	1.63	2.59	2.25
Density (done on-site) by Altered Rock Types (1)
Lith	Description	Count	Minimum	Maximum	Length-Wted Mean
19	Strongly Altered Lava	10	2.29	2.61	2.47
29	Strongly Altered Frags	41	1.63	2.6	2.39
59	Strongly Altered Dyke	1	2.35	2.35	2.35
Note (1) 5 outlier values removed

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18.1.3      Quality Control – Bulk Density

18.1.3.1    Internal Checks

In 2004, two cylindrical glass standards with diameters equal to core were used to monitor the accuracy of the bulk density measurements taken at the Kupol site. One standard was of HQ diameter (63.5mm) and the other was of NQ diameter (47.6mm) . The standards were measured with a frequency of 1:15, with at least one per drillhole. There are no standard tests after drillhole KP04-408.

One hundred thirty eight standard measurements, representing 4.3 % of the 2004 dataset, were collected. The accepted density range for the standards was 2.51 +/- 3.0% (2.43 – 2.59) . All of the standards were within the acceptable range; all apparent failures were due to data entry errors.

Note: The date of the test of the standard was often not noted on the form; the date for the nearest measurement was used. Therefore, the biases shown may be apparent only.

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18.1.3.2    External Checks

Sixty-nine samples were sent to ALS Chemex Laboratories (Vancouver, BC) for bulk density testing using the Specialty Assay Procedure – OA-GRA08a that is identical to or slightly modified from the industry standard ASTM C914-95 (Reapproved 1999) method. This procedure is summarized below:

•	The sample is coated with paraffin wax
•	The waxed sample is weighed, in air, on a balance
•	The wax sample is weighed while it is suspended in water

SG = Waxed Weight in Air/Waxed Weight in Air – Waxed Weight in Water

Twenty-six samples were tested in 2003 and forty-three samples were tested in 2004. The results from these two years are presented separately.

2004: In 2004, forty-three samples, twenty of vein and twenty-three of non-vein, were submitted for bulk density testing; forty-two results were returned. These samples were initially tested on-site using the wax coat / immersion method; the samples were de-waxed after testing.

The summary statistics for the bulk density results are summarized in the table 18.4.

Table 18.4: Summary Statistics – 2004 External Checks
	Number	Minimum	Maximum	Mean
All Checks – On-site measurements	42	2.21	2.70	2.43
All Checks – Wax-coated Measurements	42	2.26	2.60	2.47
Vein Checks – On-site Measurements	19	2.30	2.70	2.48
Vein Checks – Wax-coated Measurements	19	2.42	2.60	2.52
Stockwork Checks – On-site Measurements	None	None	None	None
Stockwork Checks – Wax-coated Measurements	None	None	None	None
Vein + Stockwork Checks – On-site Measurements	19	2.30	2.70	2.47
Vein + Stockwork Checks – Wax-coated Measurements	19	2.42	2.60	2.52
Non-vein Checks – On-site Measurements	23	2.21	2.52	2.39
Non-vein Checks – Wax-coated Measurements	23	2.26	2.55	2.42

The Kupol laboratory results were lower than those from ALS Chemex in all but two cases. All results were used for the statistics reported above.

The difference between the values for wax coat / immersion method between laboratories ranges from -0.13 to 0.11, with the average difference equal to -0.03 on the Kupol laboratory side.

The percent difference ranges from -5.65 to 4.07 with the average percent difference equal to -1.39. If the one sample where the Kupol result was biased much higher than the Chemex result is excluded, then the average percent difference is -1.52. For vein samples only, the percent difference is -1.48; if one sample is excluded, then the percent difference is -1.77.

The charts (Figures 18.2 to 18.3) below compare the results of the different laboratories. The low bias of the Kupol laboratory is clearly displayed.

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Figure 18.2: Kupol WAX versus ALS Chemex WAX - 2004

2004 External Bulk Density Checks
Kupol v ALS Chemex Wax Coat / Immersion
All Rock Types
ALS Chemex - Wax Coat / Immersion
Kupol - Wax Coat / Immersion
Density
Ideal

2004 External Bulk Density Checks
Kupol v ALS Chemex Wax Coat / Immersion
Vein Rock Types
ALS Chemex - Wax Coat / Immersion
Kupol - Wax Coat / Immersion
Density
Ideal

2004 External Bulk Density Checks
Kupol v ALS Chemex Wax Coat / Immersion
All Rock Types
Density
3
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2
1
11
21
31
41
Reference Number
SG: Kupol - Wax Coat / Immersion
SG: ALS Chemex - Wax Coat / Immersion

2004 External Bulk Density Checks
Kupol v ALS Chemex Wax Coat / Immersion
Vein Rock Types
Density
3
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2
1
6
11
16
Reference Number
SG: Kupol - Wax Coat / Immersion
SG: ALS Chemex - Wax Coat / Immersion

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2003: In 2003, twenty-six samples, fifteen of vein and eleven of non-vein, were submitted for bulk density testing. These samples were initially tested on-site using the plastic wrap / immersion method.

The summary statistics for the bulk density results are summarized in Table 18.5

Table 18.5: Summary Statistics – 2003 External Checks
	Number	Minimum	Maximum	Mean
All Checks – On-site measurements	26	2.05	2.76	2.43
All Checks – Wax-coated Measurements	26	2.13	2.85	2.51
Vein Checks – On-site Measurements	9	2.34	2.76	2.48
Vein Checks – Wax-coated Measurements	9	2.43	2.85	2.55
Stockwork Checks – On-site Measurements	2	2.43	2.46	2.45
Stockwork Checks – Wax-coated Measurements	2	2.43	2.46	2.55
Vein + Stockwork Checks – On-site Measurements	11	2.34	2.76	2.47
Vein + Stockwork Checks – Wax-coated Measurements	11	2.43	2.85	2.55
Non-vein Checks – On-site Measurements	15	2.05	2.60	2.41
Non-vein Checks – Wax-coated Measurements	15	2.13	2.68	2.49

The difference between the wax coat / immersion method and the plastic wrap / immersion method ranges from -0.03 to 0.17, with the average difference equal to 0.08.

The percent difference ranges from 1.28 to 6.84 with the average percent difference equal to 3.2. For vein samples only, the percent difference is also 3.2.

The charts (Figures 18.4 to 18.5) below compare the results of the different methodologies. The low bias of the plastic wrap / immersion method is clearly displayed.

This bias might be due to the unintentional inclusion of air under the plastic wrap or incomplete accounting for the water absorbed upon submersion; however, the exact reason is not know.

The 2003 results were used to help determine the density used for the 2003 preliminary economic assessment. Due to the consistently low bias, when compared to the 2003 ALS Chemex and subsequent testing, these records were excluded from the determination of density for the 2004 resource estimation.

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Figure 18.4: Kupol CELLO versus ALS Chemex WAX – 2003

2003 External Bulk Density Checks
Plastic Wrap / Immersion v Wax Coat / Immersion
All Rock Types
ALS Chemex - Wax Coat / Immersion
Kupol - Plastic Plastic Wrap/Immersion
Density
Ideal
2003 External Bulk Density Checks
Plastic Wrap / Immersion v Wax Coat / Immersion
Vein Rock Types
ALS Chemex - Wax Coat / Immersion
Kupol - Plastic Plastic Wrap/Immersion
Density
Ideal

2003 External Bulk Density Checks
Plastic Wrap / Immersion and Wax Coat / Immersion
All Rock Types
Density
SG: Kupol - Plastic Wrap / Immersion
SG: ALS Chemex - Wax Coat / Immersion
2003 External Bulk Density Checks
Plastic Wrap / Immersion and Wax Coat / Immersion
Vein Rock Types
Density
Reference Position
SG: Kupol - Plastic Wrap / Immersion
SG: ALS Chemex - Wax Coat / Immersion

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18.1.4      Comparison of Methods used for Bulk Density Testing

Several tests were conducted in order to determine the differences and/or biases between the methods used to determine bulk density. These test programs were designed and the results analyzed by V. Shein.

In all cases, the wax coat / immersion method provides the most accurate and precise measurements.

Table 18.6: Summary of Tests to Compare Bulk Density Measurements
Test Name:	Three Method Test

Objective:	To compare the results from bulk density measurements by caliper, plastic wrap / immersion and wax coat / immersion

Sample Types:	Five cylindrical samples; three of waste rock and two glass standards

Methodology:	Each sample was measured using each of the three methods; the caliper and plastic wrap / immersion tests were preformed at the Kupol site; the wax coat / immersion determination was by ALS Chemex

Selection Criteria:	Representative rock types; standards for quality control

Result:	The wax coat / immersion and caliper methods produce similar results; the plastic wrap / immersion method results are biased 2.16 % lower than the other methods

Source File:	SG Discussion 040421.doc

Test Name:	Vuggy Vein Tape Test

Objective:	To determine the influence of open space on bulk density measurements, by comparing the effects of covering void space to leaving the space as is

Sample Types:	Four samples of cut core from 2003

Methodology:
In one case the voids in the sample were covered with tape before the sample was coated with wax; in the other case the sample was unmodified before being coated with wax; the samples were de-waxed between determinations

Selection Criteria:	Quartz veins with vugs

Result:	The bulk density determinations made with the void space covered by tape averaged 0.79% higher than those of the unmodified samples, due in part to leftover wax from the first determination

Source File:	040611 drusy vein SG test abbreviated.xls

Test Name:	Glass Standard Test

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Objective:	To quantify the effect on accuracy and precision of plastic wrap on samples

Sample Types:	Two cylindrical glass standards of HQ and NQ diameters

Methodology:	Each standard was subjected to repeated bulk density measurements using the following methods: wax coat / immersion, plastic wrap + wax coat / immersion and plastic wrap/immersion

Selection Criteria:	Glass standards, with SG = 2.51 +/- 3%

Result:
The wax coat / immersion test showed excellent precision and accuracy; the plastic warp + wax immersion tests were less accurate and precise although the mean is accurate; the plastic wrap / immersion tests were precise but less accurate

Source File:	040621 NQ hq glass wrapped & nonwrapped with wax.xls

Test Name:	Caliper versus Wax for Vuggy Samples Test

Objective:	To determine the influence of open space on bulk density measurements by comparing caliper and wax coat / immersion methods

Sample Types:	Twenty eight samples of whole core; andesite with 1-15% void space

Methodology:	Each sample was measured

Selection Criteria:	Samples with void space; andesite with void space; the cut core samples of vuggy quartz vein were too delicate to be used

Result:
For samples with less than 7% void space (as expected for Kupol ore) there is no bias between methods. For samples with greater than 7% void space, there is a slight overall bias of 0.06 % toward the wax coat / immersion method; however, the range is quite broad and the bias toward wax is quite strong (up to 6.57%) for some samples.

Source File:	041022 VUGGY CALIPER vs WAX with #10 deleted Slava Edit.xls

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18.2         Acid Rock Drainage (ARD) Testing

A total of 234 representative samples of waste rock and 95 composite samples of ore (from the 2003 metallurgical test program) were collected from splits of core from the 2003 drilling campaign and the historical Russian drilling.

These samples were analyzed in the geochemical investigation at Kupol following a staged sequence of:

a)	Static testing designed to characterize the range and variability in the geochemistry of the different material types
b)	Kinetic tests designed to characterize the dynamic performance and reactivity of the waste rock at Kupol

All samples underwent acid base accounting tests (ABA) and strong acid digestion with metals analysis (ICP) to characterize the sulfur speciation, acid generating potential, acid neutralizing potential, and gross whole rock chemistry. One in three samples (78 plus 1 ore sample), covering the range in ABA and metals concentrations, were selected for short term leaching tests (Synthetic Precipitation Leaching Procedure, EPA-1312) to identify readily solubilized constituents. One in ten samples (23 plus 1 ore sample), covering the range of ABA, metal concentrations, and metal solubility, were selected for Net Acid Generating (NAG) tests and humidity cell kinetic tests. Humidity cell tests are designed to quantify, under laboratory conditions, ARD and ML reaction rates and to confirm ARD/ML behavior of sample classes estimated by the static tests. Additional test work included X-ray diffraction analyses (XRD) and grain size analyses of the humidity cell samples.

The results of the geochemical test work for the waste rock have been grouped into three ARD codes for use in the resource model: non-acid generating (NAG); acid generating (AG); and potentially acid generating (PAG). The ARD codes are based on simplified logging codes for pyrite mineralization and carbonate alteration from the detailed geologic drillhole logs that define four categories: high pyrite and low carbonate – AG; low pyrite and high carbonate – NAG; and high pyrite and high carbonate or low pyrite low and carbonate – PAG. Of the 234 waste rock samples, 42 (18%) are AG, 63 (27%) are NAG, and 129 (55%) are PAG.

An additional forty-two samples were collected from 2004 drillholes. Initial results of the static tests for these samples have shown that the rocks in the footwall of the Kupol vein are very similar to the rocks in the hanging wall except that there appears to be:

•	A higher proportion of volcanic rocks in the footwall than in the hanging wall
•	The waste rocks contain a greater abundance of carbonate alteration

The 2004 samples show fewer acid generating rocks than the 2003 samples that were collected primarily from the hanging wall. The NP:AGP ratio of the 2004 samples varies from less than zero (-11) to over 100. Roughly half of the 2003 and 2004 samples have NP/AGP values of 3 or above; the acid neutralizing category. All of the NAG samples and almost two thirds of the AG and PAG samples (over 60% of the AG and PAG samples) are either acid neutralizing or uncertain. Within the 2004 samples, the NAG category includes no acid generating samples.

Results of the humidity cell tests from the 2003 samples suggest that the “uncertain” category is non-acid generating. Humidity cell tests have been proposed to further document the overall

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geochemical behavior of the footwall rocks (2004 program) and particularly the strength of the acid neutralizing potential of the carbonate-bearing waste rock. This testing is in currently in progress.

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19.0         Interpretation and Conclusions

In 2004, 309 drillholes totaling 52,828.5 meters were drilled for the purpose of exploration, infill, and definition. The drilling was conducted over the entire 3.6 kilometer strike length of the mineralized system to a maximum depth of 565 meters below surface. Two trenches totaling 223.53 meters were mapped and sampled. The Kupol vein was exposed and mapped in three areas (4,680 m2), and eighty-seven strips totaling 698.89 meters were channel sampled.

The analytical quality control data was audited by B. Smee of Smee and Associates Ltd who found that the analytical results produced at the on-site laboratory are of a quality that meets or exceeds the requirements of NI 43-101 and is suitable for use in resource estimation. The results from the check laboratories confirm the results of the on-site laboratory.

On 22 March 2005, Bema Gold Corporation released the updated mineral resource estimate for the Kupol Project. The 2004 infill drilling has resulted in a 230% increase in contained gold ounces and a 273% increase in contained silver ounces in the Indicated category compared to the 2003 resource estimate published in February 2004.

The 2004 drilling program was successful in confirming and improving upon known mineralization. In the North Zone multiple veins were confirmed, new veins were identified and the deeper mineralization at the north end was extended 350 meters to the north. New high-grade veins were discovered in the South and Central zones. In the Big Bend Zone, drilling continued to prove the continuity of high-grade mineralization. Mineralization remains open to the south and at depth and along strike in the north. Several parallel structures are untested.

Drilling in 2003 intersected a deep vein splay off of the main Kupol structure on section 91970N from which one sample assayed 102.94 g/t gold over 1.0 meters. Further definition of this vein will be undertaken in 2005 in conjunction with drilling of the main vein.

The jarositic alteration zone associated with the Kupol structure continues to the south. Vein outcrop and float, along with associated silver, arsenic and minor gold soil geochemistry anomalies, are associated with portions of this alteration zone. Although the alteration zone continues, there are rhyolitic dykes and dome structures emplaced along parts of the main structure that partially limit the vein. Exploration in 2003 and 2004 indicated the potential to identify additional ore shoots along this portion of the structure.

There are a series of float boulder trains located to the east of the main Kupol structure. In 2004, several trenches were started but not completed. These trenches will be completed in 2005 to determine if there is a local bedrock source for the float or if they are due to solifluction off of the main structure.

To the west of the Kupol structure a series of north-south trending alteration zones with minor quartz veining have been identified. Anomalous gold (to 1.2 g/t) was found associated with these structures. Four drillholes drilled under these structures failed to intersect mineralization. Alteration zones, exposed in the stripped mile site, are similar in appearance to the north zone anastomosing veins system, except that only minor quartz is present. These alteration zones need to be drill tested further.

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Work to date at Kupol has concentrated on the definition of the main Kupol structure; however, as with all other large low sulphidation epithermal deposits in the world, it is expected that there will be structures adjacent to or within the local region that host gold mineralization.

A feasibility study, currently in progress, will be completed in May 2005.

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20.0         Recommendations

A 45,000 meter drilling program, additional trenching, and continued exposing and sampling of the vein system are scheduled for 2005.

Drilling in 2005 will include a combination of infill drilling and exploration along strike, at depth and on the flanks of the deposit. The aim is as follows:

•	Further define the geological model and upgrade the resource as required for mine planning
•
Increase drill density as required in deposit area to advance sections of deposit to Russian C1, C2 and P1 classifications in accordance with 2004 Proyekt submittal to Geolkom and as required for Russian GKZ reserve requirements for Russian Feasibility study

•
Exploration drilling to attempt to determine limits of main Kupol structure, including drilling to depth to determine boiling level of system, and drilling along strike to determine extent of mineralization and vein system

•	Exploratory drilling of additional exploration targets on the property
•	Additional condemnation (sterilization) drilling of infrastructure areas as allowed within license area
•	Metallurgical drilling

Forty-five thousand meters have been allocated toward this program. Drilling will be conducted utilizing one CKB-4 Russian drills, three Longyear 44 drills and two Longyear 38 drills.

Additional exploration work planned for 2005 includes:

•	Stripping, mapping and sampling of the South zone
•	Completion of the stripping, mapping and sampling of the North zone started in 2004
•	Completion of trenches started but not completed in 2004
•	Trenching of exploration targets within property area

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21.0         References

Anyusk Geological Expedition, 2000, Summary Report on the Exploration of the Kupol Deposit, Internal Report

Brathwaite, R.L., Cargill, H.J., Christie, A.B., Swain, A., 2001, Lithological and spatial controls on the distribution of quartz veins in andesite and rhyolite hosted epithermal Au-Ag deposits of the Hauraki Goldfield, New Zealand: Mineralium Deposita, Vol 36, p 1-12

Garagan, T., 2004, Technical Report, Kupol Project, Preliminary Assessment Summary, Russian Federation, 19 May 2004

Garagan, T. and MacKinnon, H., 2003, Technical Report, Kupol Project, Chukotka, A.O., Russian Federation, November 2003

Hedenquist, J.W., Arribas, A., and Gonzalez-Urien, E., 2000, Exploration for Epithermal gold deposits: Reviews in Economic Geology, v.13. p. 245-277

Hedenquist, J.W. and White, N.C., 2005

Hudson, D.M., 2003, Epithermal alteration and mineralization in the Comstock Lode, Virginia City, Nevada: Economic Geology, v 98, No 2, p 367-386

Izawa, E., Urashima, Y., Ibaraki, K., Suzuki, R., Yokoyama, T., Kawasaki, K., Koga, A., Taguchi, S., 1990. The Hishikari gold deposit: high grade epithermal veins in Quaternary volcanics of southern Kyushu, Japan: Journal of Geochemical Exploration, v. 35, p 1-56.

Panchenko, A.F., Kogan, D.J., 2000, Laboratory test work on the technological properties of the ore from the Kupol deposit. Irgiredmet Report, Irkutsk,

Sillitoe, R.H., 1993, Epithermal Models, Genetic Types, geometrical controls and shallow features: Geological Association of Canada Special Paper 40, p. 403-417.

Smee, B., 2005, A Review of Quality Control Data from the Kupol Gold Project, Chukotka Autonomous Okrug, Russia, January 2005

Smee, B., 2005, Kupol Project Check Assays, Assayers Canada vs Kupol Project Laboratory, Memorandum Report, February 26, 2005

Thompson, M. and Howarth, R.J., 1978: A new approach to the estimation of analytical precision. Journal Geochemical Exploration, 9:22-30.

Vartanyan, S.S., Schepotiev, Y.M., Bochek, L.I., Lorents, D.A., Nickolaeva, L.A., Sergievsky, A.P., 2001, Study of the mineralogy and geochemical features of gold mineralization of Kupol ore occurrence, Internal Paper, Moscow.

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